ANNUAL REPORT 2025



CONTENTS



MESSAGE FROM THE CHAIR OF THE BOARD & THE PRESIDENT AND CEO

Dear Shareholders,

Reflecting on fiscal 2025, we are proud of the progress Gildan has made and the strength of the foundation we have built for the future. We begin by thanking our employees for their dedication, expertise, and commitment, which form the backbone of our achievements and serve as the driving force of our continued success. We also thank you, our shareholders, for your continued trust and support as we executed our strategy during a year of meaningful transformation for the Company.

STRONG EXECUTION AND FINANCIAL DISCIPLINE

Fiscal 2025 was defined by strong execution and the achievement of several important milestones. Building on the momentum of prior years, we delivered record financial performance, including net sales from continuing operations of $3,619 million, up 11% versus last year, operating margin of 17.1% and adjusted operating margin[1] of 21.5%. We concluded 2025 with GAAP diluted EPS from continuing operations of $2.57, up 4% over the prior year, and adjusted diluted EPS[1] increased by 17% to $3.51 from $3.00 in the prior year. Cash flow from operations for 2025 reached $606 million, an increase of 20.9% over the prior year. Furthermore, we generated strong free cash flow[1] of approximately $493 million and remained disciplined in our capital allocation strategy while maintaining a focus on operational excellence. We continued to invest in our vertically integrated manufacturing platform to support long-term growth and competitiveness, while also returning capital to shareholders in line with our balanced capital allocation framework. Another significant milestone in 2025 was Gildan's inaugural issuance of U.S. senior unsecured notes totaling $1.2 billion as part of the financing for the HanesBrands acquisition. We believe these results and successful initiatives underscore the strength of our business model and our ability to perform consistently in a dynamic operating environment.

ADVANCING OUR GILDAN SUSTAINABLE GROWTH STRATEGY

Throughout 2025, we continued to advance the key pillars of our Gildan Sustainable Growth strategy. We made further progress in expanding and optimizing our manufacturing footprint by completing the ramp-up of our new state-of-the-art Bangladesh facility, driving innovation across products and processes, and strengthening our leadership in ESG transparency and performance. Continued investments in capacity, technology, digital capabilities, and sustainability initiatives further reinforced our strong overall competitive positioning, and our innovative pipeline continued to drive excitement. We continued to see robust demand for Comfort Colors® and remain very excited about our new brands such as Champion® and ALLPRO. Furthermore, our new soft cotton and Plasma Print technologies continue to differentiate our offering in the market.

HANESBRANDS: A TRANSFORMATIVE STRATEGIC COMBINATION

A defining achievement this year was the successful completion of the transformative acquisition of HanesBrands, a highly strategic combination that meaningfully enhanced Gildan's scale, global reach, and product portfolio. The transaction, which was announced on August 13, 2025, and closed on December 1, 2025, brings together complementary business models and iconic brands, creating a global basic apparel leader with a more diversified channel mix and expanded consumer reach.

The integration is progressing well, supported by strong cultural alignment, a shared focus on operational discipline and execution while leveraging Gildan's low-cost, vertically integrated manufacturing platform across a broader product portfolio. Early integration efforts have centred on supply chain optimization, organizational alignment, and the identification and realization of cost and operational synergies.

We believe this transaction positions Gildan favourably to drive sustainable, profitable growth over the long term, supported by meaningful synergy opportunities, enhanced earnings power, and increased resilience across economic cycles.

SUSTAINABILITY IS AT THE HEART OF EVERYTHING WE DO

Sustainability has always been, and will continue to be, fundamental to our strategy. It has long underpinned our low-cost manufacturing model, enabling innovation, supporting our ability to meet evolving customer needs, attracting and retaining a highly skilled workforce, maintaining community trust, and proactively addressing changing societal expectations and regulations. We were pleased to see our efforts recognized by several leading organizations, most notably through Gildan's inclusion in S&P Global's Sustainability Yearbook for the 13th consecutive year and in CDP's Leadership level for climate change disclosures for the sixth time. These recognitions underscore the strength of our sustainability practices and our continued commitment to operating responsibly.

POSITIONED FOR THE FUTURE

As we look ahead, we do so from a position of strength. We are very excited about the HanesBrands acquisition which combines iconic brands with our world-class low-cost vertically integrated platform and unlocks a powerful engine for innovation and growth. With an expanded platform, further enhanced market reach, an integration that is well underway, and a talented global team, we remain committed to creating sustainable long-term value for our shareholders and other stakeholders.

Sincerely,

Michael Kneeland
Chair of the Board

Glenn J. Chamandy
President and CEO

1) This is a non-GAAP financial measure or ratio, does not have a standardized meaning, may not be comparable to similar measures presented by other entities and should not be considered a substitute for or superior to GAAP results. Please refer to section 16 of Gildan's 2025 MD&A (available on SEDAR+ at www.sedarplus.ca) for the definition and reconciliation of such non-GAAP financial measure or ratio to the most directly comparable IFRS measure, which section is incorporated herein by reference.

As at December 28, 2025.



NET SALES

IN U.S.$ MILLIONS

2021	2022	2023	2024	2025
2,923	3,241	3,196	3,271	3,619



DILUTED EARNINGS PER SHARE FROM CONTINUING OPERATIONS

■ DILUTED EARNINGS PER SHARE FROM CONTINUING OPERATIONS
■ ADJUSTED DILUTED EARNINGS PER SHARE FROM CONTINUING OPERATIONS[1]

IN U.S.$

	2021	2022	2023	2024	2025
Diluted	3.07	2.93	3.03	2.46	2.57
Adjusted	2.72	3.11	2.57	3.00	3.51



OPERATING MARGIN[2]

■ OPERATING MARGIN[2]
■ ADJUSTED OPERATING MARGIN[1]

	2021	2022	2023	2024	2025
Operating margin	22.3%	18.6%	20.1%	18.9%	17.1%
Adjusted	20.2%	19.7%	17.3%	21.3%	21.5%



CASH FLOW

■ CASH FLOW FROM OPERATING ACTIVITIES
■ FREE CASH FLOW[1]

IN U.S.$ MILLIONS

	2021	2022	2023	2024	2025
Cash flow from operating activities	618	414	547	501	606
Free cash flow	594	198	392	389	493

FINANCIAL HIGHLIGHTS

1) This is a non-GAAP financial measure or ratio, does not have a standardized meaning, may not be comparable to similar measures presented by other entities and should not be considered a substitute for or superior to GAAP results. Please refer to section 16 of Gildan's 2025 MD&A (available on SEDAR+ at www.sedarplus.ca) for the definition and reconciliation of such non-GAAP financial measure or ratio to the most directly comparable IFRS measure, which section is incorporated herein by reference.

2) Operating margin is defined as operating income divided by net sales.

Certain minor rounding variances exist between the consolidated financial statements and this summary.

(in U.S. $ millions, except per share data and ratios)	2021	2022	2023	2024	2025
STATEMENT OF EARNINGS					
Net sales	2,923	3,241	3,196	3,271	3,619
Gross profit	940	992	880	1,004	1,130
Adjusted gross profit[1]	903	966	877	1,004	1,165
Operating income	652	603	644	618	620
Adjusted operating income[1]	591	639	553	696	779
Adjusted EBITDA[1]	727	764	675	834	926
Net earnings from continuing operations	607	542	534	401	394
Diluted earnings per share from continuing operations	3.07	2.93	3.03	2.46	2.57
Adjusted net earnings from continuing operations[1]	538	575	453	490	538
Adjusted diluted earnings per share from continuing operations[1]	2.72	3.11	2.57	3.00	3.51
CASH FLOW					
Cash flow from operating activities	618	414	547	501	606
Capital expenditures	130	245	208	150	114
Free cash flow[1]	594	198	392	389	493
FINANCIAL POSITION					
Total assets	3,137	3,440	3,515	3,715	10,465
Net debt[1]	530	874	993	1,569	4,417
Shareholders' equity	1,919	1,882	1,957	1,457	3,562
FINANCIAL RATIOS					
Gross margin[2]	32.2%	30.6%	27.5%	30.7%	31.2%
Adjusted gross margin[1]	30.9%	29.8%	27.4%	30.7%	32.2%
Operating margin[3]	22.3%	18.6%	20.1%	18.9%	17.1%
Adjusted operating margin[1]	20.2%	19.7%	17.3%	21.3%	21.5%
Return on adjusted average net assets (Adjusted RONA)[1]	23.1%	21.0%	16.2%	17.9%	15.4%
Net debt leverage ratio[1]	0.7x	1.1x	1.5x	1.9x	3.0x

1) This is a non-GAAP financial measure or ratio, does not have a standardized meaning, may not be comparable to similar measures presented by other entities and should not be considered a substitute for or superior to GAAP results. Please refer to section 16 of Gildan's 2025 MD&A (available on SEDAR+ at www.sedarplus.ca) for the definition and reconciliation of such non-GAAP financial measure or ratio to the most directly comparable IFRS measure, which section is incorporated herein by reference.

2) Gross margin is defined as gross profit divided by net sales.

3) Operating margin is defined as operating income divided by net sales.

Certain minor rounding variances exist between the consolidated financial statements and this summary.

SUSTAINABILITY

Gildan's sustainability journey began more than two decades ago, guided by our longstanding vision of Making Apparel Better® — better for the environment, for our people, and for the communities where we operate.

Today, sustainability is a priority embedded within our long-term growth strategy, continuing to shape how we operate and create value.

In 2022, we introduced our Next Generation Sustainability strategy[1], designed to concentrate our efforts on the environmental and social topics most significant to our stakeholders and business performance, elevating our sustainability journey.

> *Since the early 2000s, Gildan has demonstrated consistent leadership in responsible apparel manufacturing. With our Next Generation Sustainability strategy, we looked deeper into the different aspects of our supply chain, enhancing and optimizing our operations. We believe these efforts contribute to long-term shareholder value creation and forge a path to resilience. Now, as HanesBrands integrates with Gildan, we will build on this strong legacy to scale our sustainability efforts even further.*

Glenn J. Chamandy, President and CEO of Gildan

1) Previously known as the Next Generation ESG strategy.

KEY ACCOMPLISHMENTS

In 2025, Gildan made meaningful advancements in alignment with our Next Generation Sustainability strategy.

Expanding solar energy in Bangladesh

In 2025, a rooftop solar installation at one of our manufacturing facilities in Bangladesh[2] became fully operational. This system supplies a small portion of the site's electricity needs, supporting greater on-site energy resilience, reducing reliance on fossil fuels, and contributing to lower Scope 2 emissions.

Advancing digital product design to reduce waste

In 2025, we expanded the use of 3D design tools across our product development process, reducing reliance on physical samples and accelerating decision-making. These tools help improve efficiency, reduce material use, and decrease waste across the product lifecycle.

Strengthening workforce learning and development

We implemented a new global Learning Management System (LMS), unifying our entire workforce into one learning platform for the first time. When fully deployed in 2026, it will centralize learning across Gildan and strengthen talent development, compliance, and growth. We also launched our Global Mentorship Program, connecting mentors and mentees across Bangladesh, Barbados, Canada, the Dominican Republic, Honduras, and the United States. The program has strengthened cross-functional collaboration and development opportunities across our global operations.

Supporting employee health and safety

Last year in Bangladesh, we were proud to join the International Accord for Health and Safety in the Textile and Garment Industry and became a signatory to the Nirapon program[3]. Through these commitments, we support industry-led efforts to strengthen factory safety and promote safer working conditions.

AWARDS & RECOGNITIONS

Gildan's sustainability journey continues to be recognized by key sustainability benchmarks and research organizations.

- **DOW JONES BEST-IN-CLASS NORTH AMERICA INDEX[4]**

- **TIME WORLD'S MOST SUSTAINABLE COMPANIES**

- **CORPORATE KNIGHTS — CANADA'S BEST 50 CORPORATE CITIZENS**

- **CDP CLIMATE CHANGE — A- SCORE**

- **MSCI — AA RATING**

- **ISS ESG — PRIME STATUS**

2) The project included the installation of 11,884 photovoltaic modules (585 Wp each) across approximately 70% of the facility's available rooftop area. With an installed capacity of approximately 6.96 MWp, the system generates about 4,899 MWh annually.

3) Nirapon is a Bangladesh-based safety initiative focused on strengthening structural, electrical, and fire safety in garment factories through inspections, remediation oversight, and worker engagement programs. Learn more at www.nirapon.org/resources/.

4) Formerly known as Dow Jones Sustainability™ North America Index. This is Gildan's 12th consecutive inclusion in the Index.

GILDAN®

Hanes®

American Apparel

COMFORT COLORS

BALI

BONDS®

Peds

GOLDTOE

Playtex

MAIDENFORM



2025
REPORT TO
SHAREHOLDERS

February 26, 2026

TABLE OF CONTENTS


1.0 PREFACE

In this Management's Discussion and Analysis (MD&A), "Gildan", the "Company", or the words "we", "us", and "our" refer, depending on the context, either to Gildan Activewear Inc. or to Gildan Activewear Inc. together with its subsidiaries.

This MD&A comments on our operations, financial performance and financial condition as at and for the years ended December 28, 2025 and December 29, 2024. All amounts in this MD&A are in U.S. dollars, unless otherwise noted. For a complete understanding of our business environment, trends, risks and uncertainties, and the effect of accounting estimates on our results of operations and financial condition, this MD&A should be read in conjunction with Gildan's audited annual consolidated financial statements for the year ended December 28, 2025 and the related notes.

In preparing this MD&A, we have taken into account all information available to us up to February 25, 2026, the date of this MD&A. The audited annual consolidated financial statements and this MD&A were reviewed by Gildan's Audit and Finance Committee and were approved and authorized for issuance by our Board of Directors on February 25, 2026.

All financial information contained in this MD&A and in the audited annual consolidated financial statements has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), except for certain information discussed in the section entitled "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A.

Additional information about Gildan, including our 2025 Annual Information Form, is available on our website at www.gildancorp.com, on the SEDAR+ website at www.sedarplus.ca, and on the EDGAR section of the U.S. Securities and Exchange Commission website (which includes the Annual Report on Form 40-F) at www.sec.gov.

2.0 CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements included in this MD&A constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, including statements related to the Gildan's Sustainable Growth (GSG) strategy and Next Generation ESG strategy and ESG targets, the construction and development of the Company's second textile facility within the Bangladesh complex (including related timing and expenditures), the anticipated benefits of the acquisition of HanesBrands Inc. ("HanesBrands" or "Hanes"), the Company's plan to proceed with the closure of certain manufacturing facilities, the HAA sale process, our deleveraging plan and expected reduction of our net debt to adjusted EBITDA leverage ratio, our planned capital expenditures during the next three years, and future return of capital to shareholders, including as it relates to dividends and share buybacks, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions. In particular, information appearing under the headings "Our business", "Strategy", "Operating results", "Liquidity and capital resources", "Financial risk management", and "Risks and uncertainties" contain forward looking statements. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "project", "assume", "anticipate", "plan", "foresee", "believe", or "continue", or the negatives of these terms or variations of them or similar terminology. We refer you to the Company's filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the "Financial risk management", "Critical accounting estimates and judgments", and "Risks and uncertainties" sections of this MD&A for a discussion of the various factors that may affect the Company's future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast, or projection in such forward-looking information, include, but are not limited to:



- changes in general economic, financial or geopolitical conditions globally or in one or more of the markets we serve;
- our ability to implement our growth strategies and plans, including our ability to bring projected capacity expansion online;
- our ability to successfully integrate acquisitions and realize expected benefits and synergies (including in respect of the acquisition of HanesBrands);
- the intensity of competitive activity and our ability to compete effectively;
- our reliance on a small number of significant customers, including our largest distributor;
- the fact that our customers do not commit to minimum quantity purchases;
- our ability to anticipate, identify, or react to changes in consumer preferences and trends;
- our ability to manage production and inventory levels effectively in relation to changes in customer demand;
- fluctuations and volatility in the prices of raw materials and energy related inputs, from current levels, used to manufacture and transport our products;
- our reliance on key suppliers and our ability to maintain an uninterrupted supply of raw materials, intermediate materials, and finished goods;
- the success of our marketing, promotional, and innovation programs;
- our level of indebtedness and potential consequences thereof on our business and operations;
- the impact of climate, political, social, and economic risks, natural disasters, epidemics, pandemics and endemics, in the countries in which we operate or sell to, or from which we source production;
- disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, weather-related events, natural disasters, epidemics and pandemics, and other unforeseen adverse events;
- compliance with applicable trade, competition, taxation, environmental, health and safety, product liability, employment, patent and trademark, corporate and securities, licensing and permits, data privacy, bankruptcy, anti-corruption, and other laws and regulations in the jurisdictions in which we operate;
- the imposition of trade remedies, compliance with or changes to duties and tariffs, international trade legislation, bilateral and multilateral trade agreements and trade preference programs that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
- the impact, including broader economic impacts, of the tariffs imposed by the U.S. Administration and of any retaliation measures adopted by other governments, or the imposition of further restrictions or prohibitions on the export or import of goods between countries;
- elimination of government subsidies and credits that we currently benefit from, and the non-realization of anticipated new subsidies and credits;
- factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;
- changes to and failure to comply with environmental and health and safety regulations;
- the impacts of global climate change on our business;
- changes to and failure to comply with consumer product safety laws and regulations;
- changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
- our reliance on key management and our ability to attract and/or retain key personnel;
- negative publicity as a result of actual, alleged, or perceived violations of human rights, labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;
- our ability to protect our intellectual property rights;
- our ability to protect the strength and reputation of our brands;
- operational problems with our information systems or those of our service providers as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;
- an actual or perceived breach of data security;
- rapid developments in artificial intelligence;
- changes in accounting policies and estimates; and
- exposure to risks arising from financial instruments, including credit risk on trade accounts receivables and other financial instruments, liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices.



These factors may cause the Company's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on the Company's business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses, or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management's expectations regarding the Company's future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date hereof, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

3.0 OUR BUSINESS

3.1 Overview

Gildan is a leading vertically integrated manufacturer of everyday basic apparel, including activewear and innerwear (the latter now including hosiery, underwear, intimates and other fringe products). Our products are sold to wholesale distributors, screenprinters, embellishers and directly to consumers in North America, Europe, Asia-Pacific, and Latin America, as well as to retailers in North America, including mass merchants, department stores, national chains, specialty retailers, craft stores, and online retailers. We also manufacture products for global lifestyle brand companies who market these products under their own brands through their own retail establishments, e-commerce platforms, and/or to third-party retailers.

Manufacturing and operating as a socially responsible producer is at the heart of what we do. The vast majority of our sales are derived from products we manufacture ourselves. Since the Company's formation, we have made significant capital investments in developing and operating our own large-scale, vertically integrated manufacturing facilities, including yarn production, textile and sock manufacturing, as well as sewing operations, controlling all aspects of the production process from start to finish for the garments we produce.

We believe the skill set that we have developed in designing, constructing, and operating our own manufacturing facilities, the level of vertical integration of our supply chain and the capital investments that we have made over the years differentiate us from our competition who are not as vertically integrated and may rely more heavily on third-party suppliers. Owning and operating the vast majority of our manufacturing facilities allows us to exercise tighter control over our production processes, efficiency levels, costs and product quality, as well as to provide reliable service with short production and delivery cycle times. In addition, running our own operations allows us to achieve adherence to high standards for environmental and social responsibility practices employed throughout our supply chain.

3.2 Our Operations

3.2.1 Brands, Products and Customers
The products we manufacture and sell are marketed under Company brands, including Gildan®, Hanes®, Comfort Colors®, American Apparel®, ALLPRO™, GOLDTOE®, Peds®, Bali®, Playtex®, Maidenform®, Bonds®, Comfort Wash®, as well as Champion® and Polo Ralph Lauren®, which are under exclusive licensing agreements. Further, we manufacture for, and supply products to select leading global athletic and lifestyle brands, and to certain retail customers who market these products under their own exclusive brands.


Our primary products include activewear tops and bottoms (activewear), underwear tops and bottoms (underwear), socks (hosiery), and intimates products (intimates). In fiscal 2025, Activewear sales accounted for 85% of total net sales, and Innerwear sales accounted for 15% of total net sales. We sell our activewear products primarily in "blank" or undecorated form, without imprints or embellishment. The majority of our Activewear sales are currently derived from activewear sold to wholesale distributors in the imprintables channels in North America and internationally. These wholesale distributors then sell the blank garments to screenprinters/embellishers who decorate the products with designs and logos, and who in turn sell the embellished/imprinted activewear into a highly diversified range of end-use markets. These include educational institutions, athletic dealers, event merchandisers, promotional product distributors, charitable organizations, entertainment promoters, travel and tourism venues, and retailers. The activewear products have diverse applications, such as serving as work or school uniforms or athletic team wear or simply conveying individual, group, and team identity. The majority of our Innerwear sales are derived from a widely recognized brand portfolio of underwear and socks for men, ladies and kids, complemented by bras, panties and shapewear which are sold to large retailers both in North America and internationally, through national accounts servicing retailers, or directly to consumers. These retailers include mass merchants, department stores, national chains, sports specialty stores, craft stores, food and drug retailers, dollar stores, and price clubs, all of which sell to consumers through their brick and mortar outlets and/or their e-commerce platforms. Additionally, we sell to pure-play online retailers who sell to consumers. We also manufacture for and sell to select leading global athletic and lifestyle consumer brand companies who distribute these products within the retail channel through their own retail establishments, e-commerce platforms, and/or through third-party retailers.

The following table summarizes our current primary product offering under Company and licensed brands:

Primary products	Product-line details	Brands[1]
Activewear	T-shirts, fleece tops and bottoms, sport shirts, polos and tank tops	Gildan®, Hanes®, Gildan Performance®, Gildan Hammer®, Gildan Softstyle®, Gildan® Heavy Cotton™, Gildan® Ultra Cotton®, Gildan DryBlend®, Gildan® HeavyBlend™, Comfort Colors®, American Apparel®, Champion®[2], ALLPRO™, ComfortWash®, BEEFY®, Bonds®
Hosiery	athletic, dress, casual and workwear socks, liner socks, and socks for therapeutic purposes[3]	Gildan®, Hanes®, Gildan® Ultra Cotton®, GoldToe®, GoldToe® Signature™, GoldToe Edition™, Peds®, MediPeds®, Powersox®
Underwear	men's and boys' underwear (tops and bottoms) and ladies panties	Gildan®, Hanes®, Gildan Platinum®, Gildan Softstyle®, Gildan Performance® BareSoft™, Gildan Performance® EZBreeze™, Bonds®, Berlei®, Bras N Things®, Polo Ralph Lauren®[4]
Intimates	women's lingerie, bras and shapewear	Bali®, Playtex®, WonderBra®, Maidenform®, Bonds®, Bras N Things®, Berlei®

(1) As of the closing of the acquisition, the Company classified HanesBrands' Australian business as discontinued operations. This includes the following brands: Bonds®, Bras N Things®, Berlei® and Sheridan®.
(2) Under an exclusive licensing agreement for the printwear channel in the U.S. and Canada.
(3) Applicable only to MediPeds®.
(4) Under an exclusive licensing agreement for the US, Canada, Mexico, and Japan.

3.2.2 Manufacturing
The vast majority of our products are manufactured in facilities that we own and operate. To a much lesser extent, we also use third-party contractors to supplement certain product requirements. Our vertically integrated operations span from start to finish across the garment production process, encompassing capital-intensive yarn-spinning, textile and sock manufacturing facilities, as well as labour-intensive sewing facilities. Our manufacturing operations are situated in four main hubs, specifically in the United States, Central America, the Caribbean, and Asia. We also have manufacturing operations in South America. All of our yarn-spinning operations are located in the United States, while textile, sewing, and sock manufacturing operations are situated in the other geographical hubs mentioned above, the largest of which is in Honduras in Central America.

In order to support further sales growth, continue to drive an efficient and competitive cost structure, and enhance geographic diversification in our supply chain, we have been expanding manufacturing capacity with a significant expansion in Bangladesh, which involves the development of a large multi-plant manufacturing complex expected to house two large textile facilities and related sewing operations. The construction of the first textile and sewing complex was completed and fully ramped-up as of the second quarter of 2025. Over the next 18 months, the Company plans to construct and develop its second textile facility within the Bangladesh complex (Phase 2). Initial production at the facility is expected to start in the latter part of 2027. The infrastructure is currently in place to support this expansion, with the required capital expenditure expected to fit within the Company's current budget and plans.


The following table provides a summary of our primary manufacturing operations by geographic region:

	North America	Central America	South America	Caribbean	Asia[4]
Yarn-spinning facilities[1]: conversion of cotton, polyester and other fibres into yarn	■ United States (6 facilities)				
Textile facilities: knitting yarn into fabric, dyeing and cutting fabric		■ Honduras (4 facilities) ■ El Salvador	■ Brazil	■ Dominican Republic (2 facilities)	■ Bangladesh (2 facilities)
Sewing facilities[2]: conversion of fabric into garments	■ Mexico	■ Honduras (2 facilities) ■ Nicaragua (5 facilities) ■ El Salvador (2 facilities)	■ Brazil ■ Argentina	■ Dominican Republic (5 facilities)	■ Bangladesh (3 facilities) ■ Vietnam (2 facilities) ■ Thailand ■ Indonesia
Garment-dyeing[3]: pigment dyeing or reactive dyeing process (Pigment Pure™)		■ Honduras ■ El Salvador			
Hosiery manufacturing facilities: conversion of yarn into finished socks		■ Honduras ■ El Salvador			

(1) While the majority of our yarn requirements are internally produced, we also use third-party yarn-spinning suppliers, primarily in Asia for our Bangladesh operations, to satisfy the remainder of our yarn needs. The majority of cotton used by our Asian contractors is U.S. cotton.

(2) Although the majority of our sewing facilities are Company-operated, we also use the services of third-party sewing contractors, primarily in Central America and Haiti, to satisfy the remainder of our sewing requirements.

(3) Garment dyeing is a feature of our Comfort Colors® products only, a proprietary dyeing process under the name Pigment Pure™ which involves a different dyeing process than how we typically dye the majority of our products at our textile facilities.

(4) As of the closing of the acquisition, the Company classified HanesBrands' Australian business and its associated manufacturing facility in Indonesia as assets held for sale and discontinued operations.

3.2.3 Sales, marketing and distribution

Our global sales and marketing office is located in Christ Church, Barbados, where we have established customer related functions, including sales management, marketing, customer service, credit management, sales forecasting, production planning, inventory control, and logistics, as well as finance, human resources and information technology functions. Following the HanesBrands acquisition, we also maintain a significant presence in the United States which houses various sales, marketing and corporate business functions. We have established extensive distribution operations primarily through internally managed and operated large distribution centers across the Americas and other geographical locations where we manufacture and sell our products, including in Bangladesh and Australia. To supplement some of our distribution needs, we also use third-party warehouses in North America and Europe.

3.2.4 Employees and corporate office

We currently employ approximately 80,000 employees worldwide. Our corporate head office is located in Montreal, Canada.

3.3 Competitive environment

Competition in the basic apparel market is generally based upon service and product availability, price, quality, comfort and fit, style, and brand. We compete on these factors by leveraging our competitive strengths, including our strategically located and vertically integrated manufacturing supply chain, scale, cost structure, global distribution, and our brand positioning in the markets we serve. We believe our manufacturing skill set, together with our large-scale, low-cost vertically integrated supply chain infrastructure which we have developed through significant investments over time, are key competitive strengths and differentiators from our competition.



We compete with large and smaller U.S. based and foreign manufacturers or suppliers of basic family apparel. Among the competing North American-based manufacturers is Fruit of the Loom, Inc., a subsidiary of Berkshire Hathaway Inc., which competes through its own brand offerings and those of its subsidiary, Russell Corporation, depending on the channel. These companies manufacture in some of the same geographies as Gildan and generally compete within the same basic apparel product categories in similar channels of distribution in North America and international markets. In socks and underwear, our competitors also include Renfro Corporation, Jockey International, Inc., and Kayser Roth Corporation and Victoria's Secret. In addition, we compete with smaller U.S. based companies selling to or operating as wholesale distributors of imprintables activewear products, including Next Level Apparel, Color Image Apparel, Inc. (owner of the Bella + Canvas brand), as well as Central American, Mexican and Asian manufacturers that supply products in the imprintables channel. Although we also compete with some of our customers' own private brand offerings, we also supply products to certain customers that are seeking strategic suppliers with our type of manufacturing capabilities to support their private brand offerings.

3.4 Recent events

New Board Member Appointment
On February 25, 2026, Deepak Khandelwal was appointed as independent director, bringing the Company's Board of Directors to nine members. Mr. Khandelwal brings a combination of deep experience in global operations, digital transformation, and disciplined governance.

U.S. administration reciprocal tariffs announced
The Company experienced significant uncertainty during 2025 regarding the timing, volatility, level and duration of country-specific tariffs imposed by the U.S. Administration. On August 7, 2025, the U.S. Administration introduced reciprocal tariffs that applied at varying country-specific rates, including 18% on Nicaragua, 20% on Vietnam, 20% on Bangladesh and 25% on India, with India also subject to an additional 25% secondary tariff. The additional secondary tariff on Indian goods was ultimately lifted of February 7, 2026. Certain countries, including El Salvador, Guatemala, Bangladesh, Vietnam, Indonesia and India, negotiated framework agreements establishing agreed-upon tariff rates, while countries not assigned or agreeing to a specific rate were generally subject to a 10% reciprocal tariff. These measures applied in addition to ordinarily applicable tariffs, although they did not apply to the value of qualifying U.S.-origin content when applicable requirements were satisfied.

On February 20, 2026, the Supreme Court of the United States invalidated the U.S. Administration's tariff measures imposed under the International Emergency Economic Powers Act ("IEEPA"), eliminating the legal basis for continued collection of those duties, including as applied to imports from countries party to the Dominican Republic–Central America Free Trade Agreement ("CAFTA-DR"). In response, the U.S. Administration indicated that, notwithstanding the Court's ruling, it intends to pursue alternative statutory mechanisms to impose tariffs, including a temporary 10% ad valorem duty under Section 122 of the Trade Act of 1974 for a period of 150 days beginning February 24, 2026. This duty applies broadly to imports but excludes goods qualifying for duty-free treatment under certain free trade agreements, including CAFTA-DR and USMCA. As a result, a significant portion of the Company's imports that qualify under the CAFTA-DR program are not subject to the Section 122 measure.

While recent administrative guidance has provided certain clarity regarding the timing and application of the revised tariff framework, including effective dates and withdrawal treatment for goods entered or admitted into foreign-trade zones, the level and structure of tariffs, and their effects, remain uncertain and difficult to predict. Notwithstanding the potential adjustment to the Section 122 rate, the invalidation of the IEEPA measures and the resulting clarification of the applicable tariff regime are currently expected to reduce overall tariff exposure relative to prior periods.

On February 21, 2026, the U.S. Administration publicly stated that it would raise such global tariffs from 10% to 15%, the maximum allowable rate under Section 122 of the Trade Act of 1974, although this higher rate had not yet been formally implemented as of the date hereof. While the U.S. Supreme Court's decision removes IEEPA as a legal basis for tariff collection going forward, other tariff programs and authorities remain in effect and continue to present potential cost and supply-chain impacts for the Company.



In summary, the principal U.S. tariff rates which are currently in effect and most relevant to our business and the apparel industry are the following:

- A temporary 10% ad valorem tariff imposed under Section 122 of the Trade Act of 1974, subject to applicable exclusions and currently scheduled to remain in effect for 150 days from February 24, 2026, unless modified

- Additional duties that remain applicable under other existing trade programs, where relevant, including Section 301 tariffs on certain products from China

- Other ordinarily applicable customs duties, including most-favored-nation (MFN) rates and applicable trade remedy measures

The Company is also evaluating the potential for refunds of certain IEEPA amounts previously tendered on entries that remain unliquidated or otherwise subject to administrative review. Refunds, if any, would depend on applicable procedural requirements and further guidance from U.S. Customs and Border Protection ("CBP").

Such tariffs create uncertainty for our business. It remains difficult to predict whether, when and how existing trade measures may be modified, extended or replaced, particularly in light of the evolving global trade and geopolitical environment and ongoing negotiations between the United States and various trading partners. The U.S. Administration has publicly indicated that additional measures could be considered, including adjustments to currently applicable rates. The scope, timing and potential application of any such measures remain uncertain, and accordingly the Company cannot reasonably estimate the potential impact, if any, on its business at this time.

The Company's products from certain countries continue to qualify under various free trade agreements or programs, including CAFTA-DR, that provide for duty-free treatment when applicable requirements are satisfied. With respect to tariffs on imports from China and India, the Company has limited exposure to sourcing from these countries.

The Company has and will continue to monitor the international trade environment and actively explore mitigation strategies with a view to adapting its business and operations as necessary. The Company believes that its vertically integrated low-cost manufacturing operations position it well and provide it with flexibility to navigate tariff developments announced thus far. However, the situation has been characterized by dynamic and significant evolution and therefore remains difficult to predict. While the Company currently expects to be able to mitigate the impacts of the reciprocal and other tariffs announced to date through various means, including but not limited to supply chain flexibility and pricing action, there can be no assurance that such mitigation strategies will be effective and offset, in whole or in part, the impact of the tariffs or other trade controls on our business. See our risk factor disclosure regarding international trade agreements and international trade regulations in section 15.0 of this MD&A entitled "Risks and Uncertainties" as well as section 2.0 of this MD&A entitled "Caution Regarding Forward-Looking Statements".

4.0 STRATEGY

Gildan Sustainable Growth Strategy
Building on a strong foundation, in 2022 the Company launched its "Gildan Sustainable Growth" (GSG) strategy focused on driving organic top and bottom-line growth through three key pillars – capacity expansion, innovation, and ESG. We believe that by leveraging our competitive advantage as a low-cost, vertically integrated manufacturer and successfully executing on well-defined capacity expansion plans, delivering value-driven and innovative products, and leading ESG practices, we will be well positioned to drive strong revenue growth, profitability and effective asset utilization, all of which are expected to allow us to deliver compelling shareholder value creation.

The three pillars of our GSG strategy are:

Capacity-driven growth: *Leveraging our strong competitive advantage as a low-cost vertically integrated manufacturer as we execute on well-defined plans to expand and optimize our global production capacity to support our long-term growth plans*

Executing on our well-defined plans, we have strengthened our vertical integration by expanding our yarn-spinning capabilities through the acquisition and modernization of Frontier Yarns. We have also completed the first phase of development of a large vertically integrated textile and sewing complex in Bangladesh, and over the next 18 months, we plan to construct and develop a second textile facility within the Bangladesh complex (Phase 2), as described in more detail in subsection 3.2.2 entitled "Manufacturing" in this MD&A.



Innovation: *Driving leadership in innovation across the organization and all areas of operations aimed at delivering high-quality, value-driven products, increased speed-to-market, operational efficiencies and a reduced environmental footprint*

The Company has identified and defined specific key initiatives, as well as investments aimed at driving innovation in our product development and manufacturing processes, distribution and final products, including fabric features, product fit, fabric adaptability to evolving printing and decorating techniques, and ESG-friendly product attributes. We developed a new proprietary cotton technology by re-engineering our entire process from the yarn through to the finished process, enhancing fabric softness, all while improving printability. In 2025, we announced the release of new products, including additions such as the new Light Cotton™ collection and our Softstyle™ Midweight Fleece collection. We also recently introduced our new Plasma Print Technology aiming to enhance the direct-to-garment printing process by reducing the need for pre-treatment and designed to offer softer fabrics, brighter colors, improved ink coverage, and enhanced print consistency. We are also actively investing in digital tools, predictive analytics, and artificial intelligence to accelerate decision-making across the organization, streamline processes, and optimize supply chain planning.

ESG: *Further increasing our ESG focus across all operations and leveraging our strong ESG standing and progress to enhance our value proposition to all our stakeholders*

In 2025, Gildan embarked on its fourth year of implementing its Next Generation ESG strategy, which encompasses a broad range of initiatives. These include reducing carbon footprint and water intensity, fostering a circular economy, supporting regional economic development, ensuring respect for human rights, and maintaining safety standards throughout the supply chain. The strategy also embraces a commitment to people, with a focus on investing in our workforce, promoting culture and belonging, in addition to enhancing ESG transparency. This strategy includes 10 core targets focused on five different pillars: Climate Energy and Water; Circularity; Human Capital Management; Long Term Value Creation; and Transparency and Disclosure. For more detailed information regarding the process of these initiatives, please refer to Gildan's 2024 ESG report. Information in our 2024 ESG Report does not form part of and is not incorporated by reference in this MD&A.


5.0 OPERATING RESULTS

This MD&A comments on our operations, financial performance, and financial condition as at and for the fiscal year ended December 28, 2025 (fiscal 2025) and the fiscal year ended December 29, 2024 (fiscal 2024). Unless otherwise noted, the discussion within the MD&A relates to continuing operations. See Note 23 "Businesses Held for Sale and Discontinued Operations" of our audited annual consolidated financial statements as at and for the year ended December 28, 2025 for additional information about discontinued operations.

5.1 Non-GAAP financial measures

We use non-GAAP financial measures and ratios to assess our operating and financial performance, financial condition and leverage, and liquidity. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. In this MD&A we use the following non-GAAP financial measures (on a continuing operations basis): adjusted net earnings, adjusted earnings before income taxes, adjusted income tax expense, adjusted gross profit, adjusted SG&A expenses, adjusted operating income, adjusted EBITDA. We also use the following non-GAAP ratios (on a continuing operations basis): adjusted diluted EPS, adjusted effective income tax rate, adjusted gross margin, adjusted SG&A expenses as a percentage of net sales, adjusted operating margin and adjusted RONA. These financial metrics are used to measure our performance and financial condition from one period to the next, which excludes the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating and financial performance, and because we believe such measures provide meaningful information on the Company's operating and financial performance and financial condition. Excluding these items does not imply they are non-recurring. Free cash flow is a non-GAAP financial measure that is presented including both continuing and discontinued operations, as this best represents the measure of the Company's ability to pay off incurred debt to manage its capital structure. We also use non-GAAP financial measures which include both total debt and net debt (including assets and liabilities held for sale), net debt leverage ratio (including assets and liabilities held for sale and both continuing and discontinued operations), as well as working capital excluding assets and liabilities held for sale.

Starting this quarter, the non-GAAP financial measures and ratios used by the Company are presented on a continuing operations basis (unless otherwise noted) and therefore exclude the results from discontinued operations. Discontinued operations include the results from the HanesBrands Australia ("HAA") operations which have been classified as held for sale and reported as discontinued operations as of December 1, 2025, the date of closing of the Hanes acquisition. The change has no impact on the comparative periods and financial measures previously reported by the Company since the acquisition of HanesBrands was completed in the fourth quarter of 2025 and results from the HanesBrands operations were therefore not included in the Company's results in respect of prior financial years or interim periods.

We refer the reader to section 16.0 entitled "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A for the definition and complete reconciliation of all non-GAAP financial measures used and presented by the Company to the most directly comparable IFRS measures.

5.2 Seasonality and other factors affecting the variability of results and financial condition

Our results of operations for interim and annual periods are impacted by the variability of certain factors, including, but not limited to, changes in end-use demand and customer demand, our customers' decisions to increase or decrease their inventory levels, changes in our sales mix, and fluctuations in selling prices and raw material costs. While our products are sold on a year-round basis, our business experiences seasonal changes in demand which result in quarterly fluctuations in operating results. Although certain products have seasonal demand peak periods, competitive dynamics may influence the timing of customer purchases causing seasonal trends to vary somewhat from year to year. Historically, demand for T-shirts is lowest in the fourth quarter and highest in the second quarter of the year, when distributors purchase inventory for the peak summer selling season. Historically, demand for fleece is typically highest in advance of the fall and winter seasons, in the second and third quarters of the year. Sales of hosiery and underwear are typically higher during the second half of the year, during the back-to-school period and the Christmas holiday selling season. These seasonal sales trends also result in fluctuations in our inventory levels throughout the year.



Our results are also impacted by fluctuations in the price of raw materials and other input costs. Cotton and polyester fibers are the primary raw materials used in the manufacture of our products, and we also use chemicals, dyestuffs, and trims, which we purchase from a variety of suppliers. Cotton prices are affected by consumer demand and global supply, which may be impacted by weather conditions in any given year, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries, and other factors that are generally unpredictable. While we enter into purchase contracts and derivative financial instruments in advance of delivery to establish firm prices for the cotton component of our yarn requirements, our realized cotton costs can fluctuate significantly between interim and annual reporting periods. Energy costs in our results of operations are also affected by fluctuations in crude oil, natural gas, and petroleum prices, which can also influence transportation costs and the cost of related items used in our business, such as polyester fibers, chemicals, dyestuffs, and trims. Changes in raw material costs are initially reflected in the cost of inventory and only impact net earnings when the respective inventories are sold.

Business acquisitions may affect the comparability of results. In addition, management decisions to consolidate or reorganize operations, including the closure of facilities, may result in significant restructuring costs in an interim or annual period, as well as other significant costs relating thereto such as financing costs. Subsection 5.6.5 entitled "Restructuring and acquisition-related costs (recoveries)" in this MD&A contains a discussion of costs related to the Company's restructuring actions and business acquisitions. The effect of asset write-downs, including allowances for expected credit losses, provisions for discontinued inventories, and impairments of long-lived assets can also affect the variability of our results. In the fourth quarter of fiscal 2023, we recorded a reversal of impairment of $41 million relating to our Hosiery cash-generating unit (CGU). Our results of operations for 2023 also included net insurance gains resulting from accrued insurance recoveries for the Company's claims for losses relating to the two hurricanes in Central America in November 2020 (Q1 2023: $3.3 million and Q2 2023: $74 million), as well as a $16 million after-tax gain on the sale and leaseback of a distribution facility located in the United States in Q1 2023. Our results of operations over the past nine quarters have been impacted by higher than usual SG&A expenses, due to costs relating to proxy contest and leadership changes and related matters (Q4 2023: $6.3 million, Q1 2024: $19.6 million, Q2 2024: $57.2 million, Q3 2024: $5.5 million, Q4 2024: $0.4 million; Q1 2025: $0.9 million, Q2 2025: $1.1 million, Q3 2025: $0.2 million, and Q4 2025: $0.6 million), as explained in sections 5.4.3 and 15.0 of this MD&A, partially offset by the favorable impact of Barbados jobs credit (Q4 2023 and Q1 2024: nil, Q2 2024: $17.2 million, Q3 2024: $6.8 million, Q4 2024: $17.8 million, Q1 2025: $8.1 million, Q2 2025: $11.6 million, Q3 2025: $12.2 million, and Q4 2025: $13.9 million). Our results have also been impacted by the inventory fair value step-up cost recorded as part of the Hanes business acquisition of $35.4 million, the bridge facility commitment fees of $9.3 million relating to charges incurred as a part of the financing arrangements related to the Hanes acquisition, net interest expense incurred on bond issuance prior to Hanes transaction close of $2.9 million, as well as gain on debt redemption, net of debt breakage fee of $3.5 million, as well $59.5 million in acquisition-related transaction and integration costs, $27.5 million for severance and other related charges related to the Hanes acquisition, and $19.8 million for post consideration settlement for vested shares related to the Hanes acquisition. Our fiscal 2024 results of operations were impacted by tax reforms announced in Q2 2024, including the enactment of the OECD's Pillar Two global minimum tax regime in Canada and Barbados, as well as an increase in the applicable corporate tax rate in Barbados to 9%.

Our reported amounts for net sales, cost of sales, SG&A expenses, and financial expenses or income are impacted by fluctuations in certain foreign currencies versus the U.S. dollar as described in the "Financial risk management" section of this MD&A. The Company periodically uses derivative financial instruments to manage risks related to fluctuations in foreign exchange rates.



5.3 Business acquisitions/dispositions and facility closures

Fiscal 2025 (year ended December 28, 2025)

We completed one business acquisition in fiscal 2025, which is described below. The Company accounted for this acquisition using the acquisition method in accordance with IFRS 3, Business Combinations, and the results of the acquisition have been consolidated with those of the Company from the date of acquisition. The Company has determined the preliminary fair value of the assets acquired and liabilities assumed based on management's best estimate of their fair values and taking into account all relevant information available at that time. Please refer to note 5 to the 2025 audited annual consolidated financial statements for a summary of the amounts recognized for the assets acquired and liabilities assumed at the date of acquisition.

5.3.1 HanesBrands Inc.

On December 1, 2025, the Company acquired 100% of the common shares of HanesBrands. The total purchase price of $2.2 billion, comprised of the non-cash share consideration of $2,014.6 million, which is based on 0.102 Gildan Common Shares being issued per share of Hanes common stock (353.8 million shares of Hanes common stock outstanding as of December 1, 2025), multiplied by a share price of $55.82, which is the closing share price of the Gildan common shares on the NYSE on November 28, 2025; and cash consideration (net of cash acquired of $160.3 million) of $122.7 million, based on payment of $0.80 per share of Hanes common stock outstanding at closing and 353.8 million shares of Hanes common stock outstanding on December 1, 2025, and equity award consideration of $29.7 million.

The audited annual consolidated financial statements for the year ended December 28, 2025 include the results of Hanes from December 1, 2025 to December 28, 2025.

5.4 Global Minimum Tax ("GMT")

On June 20, 2024, the Government of Canada enacted the Global Minimum Tax Act ("GMTA"), implementing the key measures of the OECD's Pillar Two global minimum tax regime in Canada, including the income inclusion rule and a domestic minimum top-up tax. The enactment of these rules in Canada ensures that Canadian-based multinational enterprises with annual revenues of €750 million or more are subject to a minimum effective tax rate of 15% on their profits in every jurisdiction where they operate. This is achieved through a system of top-up taxes to bring the enterprise's effective tax rate in each jurisdiction to a minimum of 15%. The GMTA applies to the Company effective January 1, 2024. Under the GMTA, the Company is liable to pay a top-up tax in Canada if the effective tax rate in a jurisdiction is below the 15% minimum rate, as calculated under the Pillar Two rules on a jurisdiction-by-jurisdiction basis.

On May 21, 2024, the Government of Barbados enacted legislation introducing certain tax measures in response to the global implementation of the Pillar Two global minimum tax regime. These measures aim to include raising the corporate tax rate to 9% for most companies and implementing a domestic minimum top-up tax for large multinational enterprises operating in Barbados. Together, these measures aim to ensure that large multinational enterprises operating in Barbados are subject to a minimum effective tax rate of 15% on profits earned in Barbados. As a transitional rule, these measures apply in 2024 only to companies of multinational enterprises headquartered in jurisdictions that have adopted the Pillar Two rules. Consequently, following Canada's enactment of the GMTA on June 20, 2024, these measures apply to the Company's Barbadian subsidiaries effective January 1, 2024, which together comprise the majority of the Company's profits. As a result, effective January 1, 2024, the Company's profits in Barbados are subject to an effective tax rate of 15% under Barbados' domestic legislation, meaning no top-up tax is payable in Canada (refer to subsection 5.6.9 Income taxes in this MD&A for additional information).

On January 5, 2026, the OECD released an administrative guidance package that includes a "side-by-side" system exempting U.S.-based multinational enterprises from certain provisions of Pillar Two for fiscal years beginning on or after January 1, 2026. As the Company is not a U.S.-based multinational enterprise, the side-by-side system does not apply, and the Company remains subject to Pillar Two.



5.5 Select annual information

(in $ millions, except per share amounts or otherwise indicated)	2025	2024	2023	Variation 2025-2024 $	%	Variation 2024-2023 $	%
Net sales	3,619.2	3,270.6	3,195.9	348.6	10.7 %	74.7	2.3 %
Gross profit	1,129.9	1,003.7	880.1	126.2	12.6 %	123.6	14.0 %
Adjusted gross profit[1]	1,165.3	1,003.7	877.0	161.6	16.1 %	126.7	14.4 %
SG&A expenses	389.4	390.8	330.4	(1.4)	(0.4)%	60.4	18.3 %
Adjusted SG&A expenses[1]	386.6	308.1	324.1	78.5	25.5 %	(16.0)	(4.9)%
Gain on sale and leaseback	—	—	(25.0)	—	n.m.	25.0	n.m.
Net insurance gains	—	—	(74.2)	—	n.m.	74.2	n.m.
Restructuring and acquisition-related costs (recoveries)	120.6	(5.3)	45.8	125.9	n.m.	(51.1)	n.m.
Impairment (Impairment reversal) of intangible assets, net of write-downs	—	—	(40.8)	—	n.m.	40.8	(100.0)%
Operating income	619.9	618.2	643.9	1.7	0.3 %	(25.7)	(4.0)%
Adjusted operating income[1]	778.7	695.6	552.9	83.1	12.0 %	142.7	25.8 %
Adjusted EBITDA[1]	926.3	833.8	674.5	92.5	11.1 %	159.3	23.6 %
Financial expenses	148.7	104.2	79.7	44.6	42.8 %	24.5	30.7 %
Income tax expense	77.3	113.2	30.6	(36.0)	(31.8)%	82.6	n.m.
Adjusted income tax expense[1]	100.7	101.8	20.6	(1.1)	(1.1)%	81.2	n.m.
Net earnings							
Continuing operations	393.9	400.9	533.6	(6.9)	(1.7)%	(132.7)	(24.9)%
Discontinued operations (net of tax)	4.9	—	—	4.9	n.m.	—	n.m.
Total net earnings	398.9	400.9	533.6	(2.0)	(0.5)%	(132.7)	(24.9)%
Adjusted net earnings from continuing operations[1]	538.0	489.7	452.6	48.3	9.9 %	37.1	8.2 %
Basic earnings per share							
Continuing operations	2.57	2.46	3.03	0.11	4.5 %	(0.57)	(18.8)%
Discontinued operations	0.04	—	—	0.04	n.m.	—	n.m.
Total	2.61	2.46	3.03	0.15	6.1 %	(0.57)	(18.8)%
Diluted earnings per share							
Continuing operations	2.57	2.46	3.03	0.11	4.5 %	(0.57)	(18.8)%
Discontinued operations	0.04	—	—	0.04	n.m.	—	n.m.
Total	2.61	2.46	3.03	0.15	6.1 %	(0.57)	(18.8)%
Adjusted diluted EPS from continuing operations[1]	3.51	3.00	2.57	0.51	17.0 %	0.43	16.7 %
Gross margin[2]	31.2 %	30.7 %	27.5 %	n/a	0.5 pp	n/a	3.2 pp
Adjusted gross margin[1]	32.2 %	30.7 %	27.4 %	n/a	1.5 pp	n/a	3.3 pp
SG&A expenses as a percentage of net sales[3]	10.8 %	11.9 %	10.3 %	n/a	(1.1) pp	n/a	1.6 pp
Adjusted SG&A expenses as a percentage of net sales[1]	10.7 %	9.4 %	10.1 %	n/a	1.3 pp	n/a	(0.7) pp
Operating margin[4]	17.1 %	18.9 %	20.1 %	n/a	(1.8) pp	n/a	(1.2) pp
Adjusted operating margin[1]	21.5 %	21.3 %	17.3 %	n/a	0.2 pp	n/a	4.0 pp

n.m. = not meaningful
n/a = not applicable
(1) This is a non-GAAP financial measure or ratio. See section 16.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A.
(2) Gross margin is defined as gross profit divided by net sales.
(3) SG&A as a percentage of sales is defined as SG&A divided by net sales.
(4) Operating margin is defined as operating income (loss) divided by net sales.
Certain minor rounding variances exist between the consolidated financial statements and this summary.


Select annual information (continued)

(in $ millions, except per share amounts or otherwise indicated)	2025	2024	2023	Variation 2025-2024 $	%	Variation 2024-2023 $	%
Total assets	10,465.2	3,715.1	3,514.9	6,750.1	n.m.	200.2	5.7 %
Total non-current financial liabilities	3,863.7	1,235.9	685.0	2,627.8	n.m.	550.9	80.4 %
Net debt[1]	4,417.1	1,568.6	993.4	2,848.5	n.m.	575.2	57.9 %
Diluted weighted average number of common shares outstanding (in '000s)	153,071	163,179	184,532	n/a	n/a	n/a	n/a
Return on adjusted average net assets (Adjusted RONA)[1]	15.4 %	17.9 %	16.2 %	n/a	(2.5) pp	n/a	1.7 pp
Annual cash dividends declared per common share	0.904	0.82	0.744	0.084	10.2 %	0.076	10.2 %
Net debt leverage ratio[1]	3.0	1.9	1.5	n/a	n/a	n/a	n/a

n.m. = not meaningful
n/a = not applicable
(1) This is a non-GAAP financial measure or ratio. See section 16.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

5.6 Consolidated operating review

5.6.1 Net sales

Net sales by major product group were as follows:

(in $ millions, or otherwise indicated)	2025	2024	2023	Variation 2025-2024 $	%	Variation 2024-2023 $	%
Activewear	3,088.0	2,831.1	2,668.0	256.9	9.1 %	163.1	6.1 %
Innerwear[1]	531.2	439.5	527.9	91.7	20.9 %	(88.4)	(16.7)%
Total net sales	3,619.2	3,270.6	3,195.9	348.6	10.7 %	74.7	2.3 %

(1) Includes hosiery, underwear, intimates and other fringe products.

Certain minor rounding variances exist between the consolidated financial statements and this summary.


Net sales were derived from customers located in the following geographic areas:

(in $ millions, or otherwise indicated)	2025	2024	2023	Variation 2025-2024 $	%	Variation 2024-2023 $	%
United States	3,254.2	2,911.0	2,858.1	343.2	11.8 %	52.9	1.9 %
Canada	125.0	107.6	112.4	17.4	16.2 %	(4.8)	(4.3)%
International	240.0	252.0	225.4	(12.0)	(4.8)%	26.6	11.8 %
Total net sales	3,619.2	3,270.6	3,195.9	348.6	10.7 %	74.7	2.3 %

Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2025 compared to fiscal 2024

For the year ended December 28, 2025, net sales from continuing operations were $3,619 million, up 11% versus the same period last year. Excluding HanesBrands' contribution of $217 million for the period from December 1, 2025 to December 28, 2025, net sales were $3,403 million, up 4% versus the same period last year and in line with guidance. Furthermore, excluding the impact of the exit of the Under Armour business in 2024, net sales would have been up approximately 4.7% year over year. In Activewear, we generated sales of $3,088 million, up $257 million or 9%, driven by a favourable mix, higher volumes and net selling prices and, to a lesser extent, the contribution of HanesBrands. Activewear sales also reflected market share gains in key growth categories, and a strong market response to products introduced throughout the year which featured key innovations. In the Innerwear category, sales were up 21% versus the prior year mainly reflecting the acquisition of HanesBrands, partly offset by lower volumes, less favourable mix, broad market weakness, and the exit of the Under Armour business. International sales of $240 million were down 5% versus last year, reflecting continued demand softness across geographies.

Fiscal 2024 compared to fiscal 2023

For the year ended December 29, 2024, net sales were $3,271 million, up 2% versus the same period last year, in line with guidance provided. Excluding the impact of the Under Armour phase-out, which had minimal impact on profitability, net sales were up mid-single digits year over year. In Activewear, we generated sales of $2,831 million, up $163 million or 6%, driven by increased shipments. We saw positive POS trends in North America and observed strong momentum at National accounts, which were partly offset by slightly lower net selling prices. Activewear sales also reflected market share gains in key growth categories, and a strong market response to our recently introduced products featuring key innovations. International sales of $252 million were up 12% versus last year, reflecting demand stabilization and some recovery in POS, as well as distributor inventory replenishment from previously suboptimal levels. In the Hosiery and underwear category, sales were down 17% versus the prior year mainly reflecting the phase out of the Under Armour business, less favourable mix and broader market weakness in the underwear category. Excluding the impact of the Under Armour phase-out, sales for the Hosiery and underwear category increased by mid-single digits year over year.

5.6.2 Gross profit/margin and adjusted gross profit/margin

(in $ millions, or otherwise indicated)	2025	2024	2023	Variation 2025-2024	Variation 2024-2023
Gross profit	1,129.9	1,003.7	880.1	126.2	123.6
Adjustments for:					
Net insurance gains[1]	—	—	(3.1)	—	3.1
Inventory fair value step-up cost recorded as part of the Hanes business acquisition	35.4	—	—	35.4	—
Adjusted gross profit[2]	1,165.3	1,003.7	877.0	161.6	126.7
Gross margin	31.2 %	30.7 %	27.5 %	0.5 pp	3.2 pp
Adjusted gross margin[2]	32.2 %	30.7 %	27.4 %	1.5 pp	3.3 pp

(1) See subsection entitled "Certain adjustments to non-GAAP measures" for additional information on adjustments in section 16.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A.
(2) This is a non-GAAP financial measure or ratio. See section 16.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.



Gross profit is the result of our net sales less cost of sales. Gross margin reflects gross profit as a percentage of sales. Our cost of sales includes all raw material costs, manufacturing conversion costs, including manufacturing depreciation expense, sourcing costs, inbound freight and inter-facility transportation costs, and outbound freight to customers. Cost of sales also includes the costs of purchased finished goods, costs relating to purchasing, receiving and inspection activities, manufacturing administration, third-party manufacturing services, sales-based royalty costs, insurance, inventory write-downs, and duties, as well as net insurance gains. Our reporting of gross profit and gross margin may not be comparable to these metrics as reported by other companies, since some entities include warehousing and handling costs and/or exclude depreciation expense, outbound freight to customers, and royalty costs from cost of sales.

Fiscal 2025 compared to fiscal 2024
The increase in gross profit of $126 million versus the prior year, reflected the increase in sales and gross margin. Gross margin of 31.2%, was up by 50 basis points year over year mainly driven by lower manufacturing costs, favourable pricing, and lower raw material costs, partially offset by the flow through of tariffs. Adjusting for an inventory fair value step-up charge of $35.4 million recorded as part of the HanesBrands acquisition, adjusted gross profit was $1,165 million, or 32.2% of net sales representing a 150-basis point improvement compared to 30.7% in the prior year. The remaining portion of the total inventory fair value step-up of $237 million which was recorded as part of the HanesBrands purchase price allocation will be recorded to cost of sales in fiscal 2026.

Fiscal 2024 compared to fiscal 2023
The increase in gross profit of $124 million versus the prior year, reflected the increase in sales and gross margin. Gross margin of 30.7%, was up by 320 basis points year over year mainly a result of lower raw material and manufacturing input costs, partly offset by slightly lower net selling prices.

5.6.3 Selling, general and administrative expenses (SG&A)

(in $ millions, or otherwise indicated)	2025	2024	2023	Variation 2025-2024	Variation 2024-2023
SG&A expenses	389.4	390.8	330.4	(1.4)	60.4
Adjustment for:					
Costs relating to proxy contest and leadership changes and related matters	(2.8)	(82.7)	(6.3)	79.9	(76.4)
Adjusted SG&A expenses[1]	386.6	308.1	324.1	78.5	(16.0)
SG&A expenses as a percentage of net sales	10.8 %	11.9 %	10.3 %	(1.1) pp	1.6 pp
Adjusted SG&A expenses as a percentage of net sales[1]	10.7 %	9.4 %	10.1 %	1.3 pp	(0.7) pp

(1) This is a non-GAAP financial measure or ratio. See section 16.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2025 compared to fiscal 2024
SG&A expenses were $389 million, $1 million below prior year levels. Excluding costs related to the proxy contest and leadership changes and related matters which were almost entirely incurred in the prior year, adjusted SG&A expenses were $387 million, or 10.7% of net sales, compared to $308 million or 9.4% of net sales for the prior year, reflecting primarily the inclusion of HanesBrands as well as higher variable compensation.

Fiscal 2024 compared to fiscal 2023
SG&A expenses were $60 million above prior year levels, mainly reflecting higher expenses related to the proxy contest, leadership changes and related matters detailed in the table above. Excluding these charges, adjusted SG&A expenses were down $16 million, reflecting the benefit of the jobs credit introduced by Barbados earlier this year, partly offset by higher variable compensation expenses and higher volume-driven distribution expenses. During the second quarter of fiscal 2024, the Government of Barbados enacted a jobs credit, in order to foster economic activity and employment in Barbados. The jobs credit was effective retroactively to January 1, 2024 and the Company recognized $41.8 million (2023 - nil) during fiscal 2024 as a reduction of SG&A expenses (for purposes of adjusted SG&A expenses, $39.8 million was recognized).



5.6.4 Gain on sale and leaseback and net insurance gains

During the first quarter of fiscal 2023, the Company entered into an agreement to sell and leaseback one of its distribution centres located in the U.S. The proceeds of disposition were $51 million. The Company recognized a right-of-use asset of $4 million and a lease obligation of $16 million. In addition, a pre-tax gain on sale of $25 million ($16 million after tax) was recognized in the consolidated statements of earnings and comprehensive income in gain on sale and leaseback.

During the second quarter of fiscal 2023, the Company finalized an agreement with the insurer to close its insurance claims related to the two hurricanes which occurred in Central America in November 2020, and received a final insurance claims payment of $74 million, relating to the business interruption portion of its claims. This payment resulted in the recognition of a corresponding gain in the Company's consolidated statement of earnings and comprehensive income in fiscal 2023.

5.6.5 Restructuring and acquisition-related costs (recoveries)

(in $ millions)	**2025**	2024	2023	**Variation 2025-2024**	Variation 2024-2023
Employee termination and benefit costs	**50.8**	—	16.6	**50.8**	(16.6)
Exit, relocation and other costs	**8.0**	5.6	10.9	**2.4**	(5.3)
Net loss (gain) on disposal, write-downs and accelerated depreciation of property, plant and equipment, right-of-use assets, and software related to exit activities	**2.3**	(10.9)	18.1	**13.2**	(29.0)
Acquisition-related transaction and integration costs	**59.5**	—	—	**59.5**	—
Restructuring and acquisition-related costs (recoveries)	**120.6**	(5.3)	45.6	**125.9**	(50.9)

Certain minor rounding variances exist between the consolidated financial statements and this summary.

Restructuring and acquisition-related costs in fiscal 2025 include $59.5 million of transaction and integration costs incurred in connection with the Hanes acquisition, $27.5 million for severance and other related charges related to the Hanes acquisition, $19.8 million for post consideration settlement for vested shares related to the Hanes acquisition (refer to note 17 to the audited annual consolidated financial statements as at and for the year ended December 28, 2025 for additional information), $6.7 million of costs relating to the exit of third-party sewing contractor relationships in the south of Haiti, $4.3 million for the closure of a U.S. yarn-spinning facility, and other charges including costs relating to restructuring activities initiated in previous years. The $59.5 million in transaction and integration costs incurred in connection with the Hanes acquisition are composed of the following: $35.1 million in investment banking fees $17.6 million in legal and regulatory fees, $4.2 million for integration related charges, as well as $2.6 million in due diligence fees.

The Company announced its intent to proceed with its plan to close two Hanes manufacturing facilities. The Company is evaluating alternatives relating to the continuing use or disposal of the related property, plant and equipment.

Restructuring and acquisition-related recoveries in fiscal 2024 related to the following: $2.6 million in net gains from the sale of two previously closed yarn spinning facilities located in the United States, as well as the disposal of certain equipment, $4.9 million in gains on disposals relating to the sublease of a closed distribution facility in the western United States, and $2.2 million net losses mainly related to the completion of previously initiated restructuring activities.

Restructuring and acquisition-related costs in fiscal 2023 related to the following: $27.5 million primarily for the consolidation and closure of manufacturing facilities in Central America in the second quarter of 2023, $11.4 million related to the closure of a yarn-spinning facility in the U.S. in the fourth quarter of fiscal 2023, $3.7 million related to the December 2022 closure of a yarn-spinning plant in the U.S. and the exit cost from terminating a lease on a previously closed yarn facility, and $3.2 million in other costs, including costs incurred to complete restructuring activities that were initiated in fiscal 2022.



5.6.6 Impairment (Impairment reversal) of intangible assets, net of write downs

During fiscal 2025, based on the results of the impairment test performed on December 28, 2025, the estimated recoverable amount for the Hosiery (excluding Hanes) cash-generating unit (CGU) was in excess of its carrying value, and as such there was no impairment identified for the year ended December 28, 2025 relating to intangible assets (both definite and indefinite life) acquired in previous business acquisitions, as described in note 11 to the audited annual consolidated financial statements for the year ended December 28, 2025.

During fiscal 2024, based on the results of the impairment test performed on December 29, 2024, the estimated recoverable amount for the Hosiery cash-generating unit (CGU) was in excess of its carrying value, and as such there was no impairment identified for the year ended December 29, 2024 relating to intangible assets (both definite and indefinite life) acquired in previous business acquisitions, as described in note 11 to the audited annual consolidated financial statements for the year ended December 29, 2024.

During fiscal 2023, based on the results of the impairment test performed on December 31, 2023, the estimated recoverable amount for the Hosiery cash-generating unit (CGU) was in excess of its carrying value, and as such the Company recorded a non-cash impairment reversal of $41 million at December 31, 2023, relating to intangible assets (both definite and indefinite life) acquired in previous business acquisitions. The events and circumstances that led to this reversal included improved forecasted earnings, and the prevailing outlook for this category.

5.6.7 Operating income and adjusted operating income

(in $ millions, or otherwise indicated)	2025	2024	2023	Variation 2025-2024	Variation 2024-2023
Operating income	619.9	618.2	643.9	1.7	(25.7)
Adjustments for:					
Restructuring and acquisition-related costs (recoveries) [1]	120.6	(5.3)	45.8	125.9	(51.1)
Impairment (Impairment reversal) of intangible assets, net of write-downs[1]	—	—	(40.8)	—	40.8
Gain on sale and leaseback	—	—	(25.0)	—	25.0
Inventory fair value step-up recorded as part of the Hanes business acquisition	35.4	—	—	35.4	—
Net insurance gains	—	—	(77.3)	—	77.3
Costs relating to proxy contest and leadership changes and related matters	2.8	82.7	6.3	(79.9)	76.4
Adjusted operating income[2]	778.7	695.6	552.9	83.1	142.7
Operating margin	17.1 %	18.9 %	20.1 %	(1.8) pp	(1.2) pp
Adjusted operating margin[2]	21.5 %	21.3 %	17.3 %	0.2 pp	4.0 pp

(1) See subsection entitled "Certain adjustments to non-GAAP measures" for additional information on adjustments in section 16.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A.
(2) This is a non-GAAP financial measure or ratio. See section 16.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2025 compared to fiscal 2024
The $2 million increase in operating income reflected higher net sales and improved gross margins compared to 2024. Excluding restructuring and acquisition-related costs, an inventory fair value step-up charge of $35.4 million recorded as part of the HanesBrands acquisition and the aforementioned costs relating to proxy contest and leadership changes and related matters, adjusted operating income was $779 million, up $83 million year over year. Adjusted operating margin was 21.5% of net sales, up 20 basis points compared to the prior year. Excluding HanesBrands, adjusted operating margin was roughly in line with the guidance provided, which called for an increase of approximately 70 basis points year over year.



Fiscal 2024 compared to fiscal 2023

The decrease in operating income mainly reflected the non-recurrence of the favorable items that benefited 2023 described in the section below, and the significantly higher expenses for the proxy contest, leadership changes and related matters in 2024, partly offset by the increase in gross profit. Adjusted operating income was up $143 million year over year primarily driven by an increase in sales and a higher adjusted operating margin. The 400 basis point increase in adjusted operating margin largely reflected a higher gross margin in the year, and lower adjusted SG&A expenses as a percentage of net sales.

5.6.8 Financial expenses, net

(in $ millions)	2025	2024	2023	Variation 2025-2024	Variation 2024-2023
Interest expense on financial liabilities recorded at amortized cost	109.0	80.3	53.4	28.7	26.9
Bank and other financial charges	27.5	22.2	22.3	5.3	(0.1)
Bridge facility commitment fees	9.3	—	—	9.3	—
Interest accretion on discounted lease obligation	5.5	4.8	3.4	0.7	1.4
Interest accretion on discounted provisions	0.5	0.4	0.4	0.1	—
Gain on debt redemption, net of debt breakage fee	(3.5)	—	—	(3.5)	—
Net interest expense incurred between bond issuance and Hanes transaction close	2.9	—	—	2.9	—
Foreign exchange (gain) loss	(2.4)	(3.5)	0.2	1.1	(3.7)
Financial expenses, net	148.8	104.2	79.7	44.6	24.5

Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2025 compared to fiscal 2024

The increase in interest expense in fiscal 2025 compared to fiscal 2024 of $45 million, was mainly due to the impact of higher average borrowing levels (including the impact of the Hanes acquisition), with the Company repurchasing 3.8 million shares over the past 12 months, partially offset by lower effective interest rates on our long-term debt. Bridge facility commitment fees of $9 million relate to the commitment and structuring fees under the bridge loan facility put in place at announcement of the proposed Hanes acquisition (refer to note 5 of the annual audited consolidated financial statements for additional information) and which was terminated in the fourth quarter of 2025 upon closing of the $1.2 billion offering by the Company of senior unsecured notes which constitutes part of the permanent financing for the Hanes acquisition. Foreign exchange gains and losses in both periods relate primarily to the revaluation of net monetary assets denominated in foreign currencies.

Fiscal 2024 compared to fiscal 2023

The increase in interest expense in fiscal 2024 compared to fiscal 2023 was mainly due to the impact of higher average borrowing levels, with the Company repurchasing 17.7 million shares during the year, as well as the impact of higher effective interest rates on our long-term debt bearing interest at variable rates. Foreign exchange gains and losses in both periods relate primarily to the revaluation of net monetary assets denominated in foreign currencies.

The Company has entered into foreign exchange cross-currency swap contracts to hedge the exposure to foreign currency exchange on the principal amount and interest payments of the senior unsecured Canadian notes. Accordingly, the Company is not exposed to foreign exchange gains or losses on its senior unsecured Canadian notes.


5.6.9 Income taxes

The Company's average effective tax rate is calculated as follows:

(in $ millions, or otherwise indicated)	**2025**	2024	2023	**Variation 2025-2024**	Variation 2024-2023
Earnings before income taxes	**471.2**	514.1	564.2	**(42.9)**	(50.1)
Income tax expense	**77.3**	113.2	30.6	**(36.0)**	82.6
Average effective income tax rate	**16.4 %**	22.0 %	5.4 %	**(5.6) pp**	16.6 pp

Certain minor rounding variances exist between the consolidated financial statements and this summary.

(in $ millions, or otherwise indicated)	**2025**	2024	2023	**Variation 2025-2024**	Variation 2024-2023
Income tax expense:	**77.3**	113.2	30.6	**(36.0)**	82.6
Adjustments for:					
Income tax recovery (expense) relating to restructuring charges and other adjustments	**13.9**	(0.5)	(10.0)	**14.4**	9.5
Impact of Barbados tax rate changes on the revaluation of deferred income tax assets and liabilities	**—**	(10.9)	—	**10.9**	(10.9)
Foreign tax credit benefit[1]	**9.5**	—	—	**9.5**	—
Adjusted income tax expense[3]	**100.7**	101.8	20.6	**(1.1)**	81.2
Earnings before income taxes	**471.2**	514.1	564.2	**(42.9)**	(50.1)
Adjustments[1][4]	**167.5**	77.4	(91.0)	**90.1**	168.4
Adjusted earnings before income taxes[3]	**638.7**	591.5	473.2	**47.2**	118.3
Average effective income tax rate[2]	**16.4 %**	22.0 %	5.4 %	**(5.6) pp**	16.6 pp
Adjusted effective income tax rate[3]	**15.8 %**	17.2 %	4.4 %	**(1.4) pp**	12.8 pp

(1) See subsection entitled "Certain adjustments to non-GAAP measures" for additional information on adjustments in section 16.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A.

(2) Average effective income tax rate is calculated as income tax expense divided by earnings before income taxes.

(3) Adjusted income tax expense and adjusted earnings before income tax are non-GAAP financial measures, and adjusted effective income tax rate is a non-GAAP ratio calculated as adjusted income tax expense divided by adjusted earnings before income taxes. See section 16.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A.

(4) Adjustments for the fiscal year ended 2025 of $167.5 million mainly include $120.6 million for restructuring and acquisition related costs and $35.4 million for the inventory fair value step-up cost recorded as part of the Hanes business acquisition. Adjustments for the fiscal year ended 2024 of $77.4 million mainly included $82.7 million in costs relating to proxy contest and leadership changes and related matters, partially offset by $5.3 million for restructuring and acquisition-related recoveries. Adjustments for the fiscal year ended 2023 of $91.0 million (gain), mainly consisted of $77.3 million of net insurance gains, a $25.0 million pretax gain on sale and leaseback and a $40.8 million (gain) for the reversal of impairment of intangible assets, partially offset by $45.8 million (loss) for restructuring and acquisition related costs, and $6.3 million (loss) relating to proxy contest and leadership changes and related matters.

Fiscal 2025 compared to fiscal 2024

The decrease in income tax expense and average effective tax rate in fiscal 2025 compared to the prior year is mainly due to the $9.5 million benefit resulting from the post-acquisition utilization of Hanes' foreign tax credits, which had previously been limited by Hanes' taxable losses and the $9 million tax benefit resulting from the fair value step-up of inventory as part of the acquisition of Hanes, as well as the non-recurrence of an $10.9 million income expense recorded in the prior year related to the remeasurement of deferred income tax assets and liabilities following a change in enacted tax rates in Barbados, and overall lower earnings before income taxes.


<u>Fiscal 2024 compared to fiscal 2023</u>

The increase in the income tax expense and average effective tax rate in fiscal 2024 compared to the prior year, is mainly due to the impact of the enactment of GMT in Canada and the enactment of legislation in Barbados introducing certain tax measures in response to the Global implementation of GMT. More specifically, during the second quarter of fiscal 2024, Barbados increased its domestic corporate tax rate applicable to the Company from a sliding scale of 5.5% to 1% to a flat rate of 9%, effective January 1, 2024. In addition, Barbados enacted a domestic minimum top-up tax that applies to the Company effective January 1, 2024, resulting in a top-up tax on the Company's subsidiaries in Barbados. The combined result of these events is an effective tax rate of 15% in Barbados. During fiscal 2024, the Company recognized a current tax expense of $48 million related to the increase in the Barbados corporate tax rate and a $33 million top-up tax on the Company's earnings in Barbados. In addition, the Company recorded a deferred income tax charge of $10.9 milion for the fiscal year ended December 29, 2024, for the revaluation of deferred tax assets and liabilities in Barbados as a result of the increase in the Barbados corporate tax rate to 9%.

The average effective tax rate, on a GAAP basis, for 2024 of 22.0% is higher than the adjusted effective tax rate of 17.2%, as the average rate on a GAAP basis included the impact of $82.7 million on charges incurred in Canada relating to the proxy contest and leadership changes and related matters, whereby these charges did not yield any tax benefit in Canada. In addition, the rate on a GAAP basis includes the impact of the $10.9 million deferred income tax charge noted above. The adjusted effective tax rate of 17.2% excludes these two non-recurring items, and was reflective of the adjusted effective tax rate that we expected for the 2024 full year, taking into account the new 15% effective tax rate for the Company's Barbados operations.

Disclosures relating to Global Minimum Tax legislation are included in section 5.4 entitled "Global Minimum Tax" of this MD&A.



5.6.10 Net earnings, adjusted net earnings, earnings per share measures, and adjusted earnings per share

(in $ millions, except per share amounts)	**2025**	2024	2023	**Variation 2025-2024**	Variation 2024-2023
Net earnings from continuing operations	**393.9**	400.9	533.6	**(6.9)**	(132.7)
Adjustments for:					
Restructuring and acquisition-related costs (recoveries)	**120.6**	(5.3)	45.8	**125.9**	(51.1)
Inventory fair value step-up cost recorded as part of the Hanes business acquisition	**35.4**	—	—	**35.4**	—
Impairment (Impairment reversal) of intangible assets, net of write-downs	—	—	(40.8)	—	40.8
Net insurance gains	—	—	(77.3)	—	77.3
Gain on sale and leaseback	—	—	(25.0)	—	25.0
Costs relating to proxy contest and leadership changes and related matters	**2.8**	82.7	6.3	**(79.9)**	76.4
Bridge facility commitment fees	**9.3**	—	—	**9.3**	—
Net interest expense incurred on bond issuance prior to Hanes transaction close	**2.9**	—	—	**2.9**	—
Gain on debt redemption, net of debt breakage fee	**(3.5)**	—	—	**(3.5)**	—
Income tax expense (recovery) relating to the above-noted adjustments	**(13.9)**	0.5	10.0	**(14.4)**	(9.5)
Impact of Barbados tax rate changes on the revaluation of deferred income tax assets and liabilities	—	10.9	—	**(10.9)**	10.9
Foreign tax credit benefit	**(9.5)**	—	—	**(9.5)**	—
Adjusted net earnings from continuing operations[1]	**538.0**	489.7	452.6	**48.4**	37.1
Basic EPS	**2.57**	2.46	3.03	**0.11**	(0.57)
Diluted EPS from continuing operations	**2.57**	2.46	3.03	**0.11**	(0.57)
Adjusted diluted EPS from continuing operations[1]	**3.51**	3.00	2.57	**0.51**	0.43

(1) This is a non-GAAP financial measure or ratio. See section 16.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2025 compared to fiscal 2024
In fiscal 2025, the slight decrease in net earnings from continuing operations compared to the previous year was mostly driven by the higher restructuring and acquisition-related costs, the increase in financial expenses incurred as a result of the increased borrowing related to the acquisition of HanesBrands, partially offset by higher gross profit. Adjusted net earnings of $538 million were $48 million higher than 2024, with the increase in adjusted operating income partially offset by higher financial expense. GAAP diluted EPS from continuing operations were $2.57, up 4% while adjusted diluted EPS increased by 17.0% to $3.51 from $3.00 in the prior year, with such increase reflecting the benefit of a lower outstanding share base (based on diluted weighted average number of common shares outstanding during the period).

Fiscal 2024 compared to fiscal 2023
In fiscal 2024, the significant reduction in GAAP net earnings compared to the previous year was driven by the lower operating income (reflecting the combined impact of various non-recurring net gains in 2023 and non-recurring charges in 2024 as noted above, which exceeded the impact of higher sales and gross margins) and increased financial expenses and higher income tax expenses resulting from the implementation of GMT. Adjusted net earnings of $490 million was $37 million higher than 2023, with a $143 million increase in adjusted operating income being mostly offset by the higher financial and income tax expense. GAAP diluted EPS were $2.46, down 19%, while adjusted diluted EPS increased by 17% to $3.00 from $2.57 in the prior year, with such increase reflecting the benefit of a lower outstanding share base.


5.7 Summary of quarterly results

The table below sets forth certain summarized unaudited quarterly financial data for the eight most recently completed quarters. This quarterly information has been prepared in accordance with IFRS. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

For the three months ended *(in $ millions, except share and per share amounts or otherwise indicated)*	Q4 2025[2]	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024
Net sales	**1,078.5**	910.6	918.5	711.7	821.5	891.1	862.2	695.8
Net earnings from continuing operations	**51.2**	120.2	137.9	84.7	132.3	131.5	58.4	78.7
Net earnings per share								
Basic[1]	**0.32**	0.81	0.91	0.56	0.86	0.82	0.35	0.47
Diluted[1]	**0.32**	0.80	0.91	0.56	0.86	0.82	0.35	0.47
Weighted average number of shares outstanding *(in '000s)*								
Basic	**160,155**	149,230	150,762	151,875	153,975	160,862	168,005	168,869
Diluted	**160,204**	149,283	150,815	151,990	154,369	161,027	168,139	168,977

(1) Quarterly EPS may not add to year-to-date EPS due to rounding.
(2) Includes the results of Hanes since December 1, 2025.
Certain minor rounding variances exist between the consolidated financial statements and this summary.


5.8 Fourth quarter operating results

For the three months ended *(in $ millions, except per share amounts or otherwise indicated)*	December 28, 2025	December 29, 2024	Variation $	Variation %
Net sales	1,078.5	821.5	257.0	31.3 %
Gross profit	312.0	253.0	59.0	23.3 %
Adjusted gross profit[1]	347.4	253.0	94.4	37.3 %
SG&A expenses	125.0	78.3	46.7	59.7 %
Adjusted SG&A expenses[1]	124.5	77.9	46.6	59.8 %
Restructuring and acquisition-related costs (recoveries)	88.2	(4.3)	92.5	n.m.
Operating income	98.7	179.0	(80.3)	(44.9)%
Adjusted operating income[1]	222.9	175.1	47.8	27.3 %
Adjusted EBITDA[1]	265.4	208.4	57.1	27.4 %
Financial expenses	43.2	26.9	16.2	60.3 %
Income tax expense	4.3	19.7	(15.4)	(78.2)%
Adjusted income tax expense[1]	25.6	19.9	5.7	28.6 %
Net earnings				
Continuing operations	51.2	132.3	(81.1)	(61.3)%
Discontinued operations	4.9	—	4.9	n.m.
Total net earnings	56.1	132.3	(76.2)	(57.6)%
Adjusted net earnings from continuing operations[1]	153.5	128.2	25.3	19.7 %
Basic earnings per share				
Continuing operations	0.32	0.86	(0.54)	(62.8)%
Discontinued operations	0.04	—	0.04	n.m.
Total	0.35	0.86	(0.51)	(59.3)%
Diluted earnings per share				
Continuing operations	0.32	0.86	(0.54)	(62.8)%
Discontinued operations	0.04	—	0.04	n.m.
Total	0.35	0.86	(0.51)	(59.3)%
Adjusted diluted EPS from continuing operations[1]	0.96	0.83	0.13	15.7 %
Gross margin	28.9 %	30.8 %	n/a	(1.9) pp
Adjusted gross margin[1]	32.2 %	30.8 %	n/a	1.4 pp
SG&A expenses as a percentage of net sales	11.6 %	9.5 %	n/a	2.1 pp
Adjusted SG&A expenses as a percentage of net sales[1]	11.5 %	9.5 %	n/a	2.0 pp
Operating margin	9.2 %	21.8 %	n/a	(12.6) pp
Adjusted operating margin[1]	20.7 %	21.3 %	n/a	(0.6) pp
Diluted weighted average number of common shares outstanding (in '000s)	160,204	154,369	n/a	n/a

n.m. = not meaningful
n/a = not applicable
(1) This is a non-GAAP financial measure or ratio. See section 16.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.



Net sales by major product group were as follows:

| | Three months ended | | | |
(in $ millions, or otherwise indicated)	**December 28, 2025**	December 29, 2024	Variation ($)	Variation (%)
Activewear	**787.8**	714.1	73.7	10.3 %
Innerwear[1]	**290.6**	107.4	183.3	n.m.
	1,078.5	821.5	257.0	31.3 %

(1) Includes hosiery, underwear, intimates and other fringe products.

Certain minor rounding variances exist between the consolidated financial statements and this summary.

Net sales were derived from customers located in the following geographic areas:

| | Three months ended | | | |
(in $ millions, or otherwise indicated)	**December 28, 2025**	December 29, 2024	Variation ($)	Variation (%)
United States	**976.6**	730.6	246.0	33.7 %
Canada	**34.2**	26.5	7.7	29.0 %
International	**67.7**	64.4	3.3	5.1 %
	1,078.5	821.5	257.0	31.3 %

Certain minor rounding variances exist between the consolidated financial statements and this summary.

Net sales from continuing operations were $1,078 million, up 31.3% over the prior year, including one month of contribution from HanesBrands. Excluding HanesBrands' contribution of $217 million for the period from December 1, 2025 to December 28, 2025, net sales were up 4.9%. Activewear sales increased 10.3% to $788 million reflecting the contribution of HanesBrands, favourable mix and higher net selling prices. Solid sales to North American distributors were complemented by continued growth with National account customers, driven by our strong overall competitive positioning, the contribution from new programs and market share gains in key growth categories. We continued to see robust demand for Comfort Colors® and our innovative pipeline continues to drive excitement, with our new soft cotton technology and new brands such as Champion® and ALLPRO™. In the Innerwear category, which includes hosiery, underwear and intimates, net sales were up 170.7% versus the prior year, driven by the contribution of HanesBrands partially offset by lower volumes owing to continued broader market weakness. Finally, International sales increased by 5.1% year over year, primarily driven by the contribution of HanesBrands, partially offset by continued demand softness across markets.

We generated gross profit of $312 million, or 28.9% of net sales, versus $253 million, or 30.8% of net sales in the prior year. Adjusting for an inventory fair value step-up charge of $35.4 million recorded as part of the HanesBrands acquisition, adjusted gross profit was $347 million, or 32.2% of net sales compared to 30.8% in the prior year. The 140-basis point increase was primarily driven by favourable pricing implemented to offset the impact from tariffs, lower manufacturing and raw material costs and, to a lesser extent, the favourable HanesBrands contribution.

SG&A expenses were $125 million compared to $78 million in the prior year, primarily reflecting the combination with HanesBrands. Adjusting for charges related to the proxy contest and leadership changes and related matters, adjusted SG&A expenses were $124 million, or 11.5% of net sales, compared to $78 million or 9.5% of net sales for the same period last year. The increase in adjusted SG&A in the quarter reflects primarily the combination with HanesBrands as well as purchase accounting impacts, including amortization of intangible assets recorded in connection with the acquisition.

The Company generated operating income of $99 million, or 9.2% of net sales, compared to $179 million or 21.8% of net sales in the prior year. Adjusting for restructuring and acquisition-related costs as well as the inventory fair value step-up charge recorded as part of the HanesBrands acquisition, and costs related to the proxy contest and leadership changes and related matters, adjusted operating income was $223 million, up $48 million, or 20.7% of net sales compared to 21.3% in the prior year, mainly a reflection of HanesBrands' lower adjusted operating margin.


Net financial expenses of $43 million, were up $16 million over the prior year primarily due to higher borrowing levels related to the HanesBrands acquisition. Taking into account the aforementioned factors, and a higher outstanding share base as a result of the HanesBrands acquisition, GAAP diluted EPS from continuing operations were $0.32 versus $0.86 the prior year, while adjusted diluted EPS were $0.96, up 16% from $0.83 in the prior year.

6.0 FINANCIAL CONDITION

6.1 Current assets and current liabilities

(in $ millions)	December 28, 2025	December 29, 2024	Variation
Cash and cash equivalents	284.5	98.8	185.7
Trade accounts receivable	955.7	542.4	413.3
Inventories	2,370.2	1,110.6	1,259.6
Prepaid expenses, deposits and other current assets	140.3	107.0	33.3
Accounts payable and accrued liabilities	(1,264.2)	(490.1)	(774.1)
Current portion of lease obligations	(59.8)	(17.7)	(42.0)
Income taxes payable	(80.8)	(29.7)	(51.1)
Current portion of long-term debt	(450.0)	(300.0)	(150.0)
Total working capital[1]	1,895.9	1,021.3	874.6
Current ratio[2]	2.0	2.2	n.m.

n.m. = not meaningful

(1) This is a non-GAAP financial measure or ratio. See section 16.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A.

(2) Current ratio is defined as current assets (excluding assets held for sale) divided by current liabilities (excluding liabilities held for sale).

Certain minor rounding variances exist between the consolidated financial statements and this summary.

- The increase in trade accounts receivable (which are net of accrued sales discounts) compared to the end of fiscal 2024 was mainly due to the impact of the Hanes acquisition ($316 million of accounts receivable acquired), the impact of higher days sales outstanding (DSO) as a result of longer payment terms, as well as higher net sales compared to the fourth quarter of 2024 (including from the impact of the Hanes acquisition), partially offset by higher volumes of accounts receivables sold under our receivables sales programs.

- The increase in inventories during fiscal 2025 was mainly due to the impact of the Hanes acquisition ($1,131 million of inventory acquired), higher finished goods inventories mainly due to higher volumes and the impact of reciprocal tariffs, as well as increases in raw material and work-in-progress volumes to support new programs.

- The increase in prepaid expenses, deposits and other current assets, current portion of lease obligations and income taxes payable is mainly due to the impact of the Hanes acquisitions.

- The increase in accounts payable and accrued liabilities is mainly due to the impact of the Hanes acquisition ($613 million of accounts payable and accrued liabilities acquired), as well the impact of reciprocal tariffs, higher raw material and other purchases resulting from higher production levels, higher accrued interest on outstanding debt, and the timing of remittances to banks of sold receivable collections, partially offset by the payment of the 2024 share buyback tax.

- The increase in current portion of long-term debt is due to the reclassification of terms loans and private notes from non-current to current, partially offset by the repayment of the delayed draw term loan on March 19, 2025.

- Working capital (which excludes assets and liabilities held for sale) was $1,896 million as at December 28, 2025, compared to $1,021 million as at December 29, 2024. The current ratio at the end of fiscal 2025 was 2.0 compared to 2.2 at the end of fiscal 2024.



- Assets and liabilities held for sale (excluded from working capital) were acquired as part of the Hanes acquisition and relate mainly to the businesses of HanesBrands Australia ("HAA") which have been classified as held for sale and measured at fair value less cost to sell as of the date of the Hanes acquisition, as well as the assets and liabilities of the Champion Japan business which has been in a divestiture process since 2024. HAA has also been classified as a discontinued operation.

6.2 Property, plant and equipment, right-of-use assets, intangible assets, and goodwill

(in $ millions)	Property, plant and equipment	Right-of-use assets	Intangible assets	Goodwill
Balance, December 29, 2024	1,173.2	95.6	253.3	271.7
Additions	107.1	19.6	8.6	—
Business acquisitions	311.0	138.5	2,780.5	597.2
Depreciation and amortization	(119.0)	(18.7)	(16.6)	—
Net carrying amounts of disposals, write-downs and impairments	(4.6)	(0.2)	(4.4)	—
Balance, December 28, 2025	**1,467.7**	**234.8**	**3,021.4**	**868.9**

Certain minor rounding variances exist between the consolidated financial statements and this summary.

- The increase in property, plant and equipment reflects the impact of the Hanes acquisition, capital expenditures related to the expansion of textile and sewing manufacturing operations, as well as modernization of the yarn facilities obtained through the acquisition of Frontier Yarns in December 2021, partially offset by the impact of depreciation.

- The increase in right-of-use assets mainly reflects the impact of the Hanes acquisition, as well as increases from manufacturing and distribution facility lease renewals entered into during 2025, partially offset by the impact of depreciation.

- Intangible assets are comprised of customer contracts and relationships, trademarks, license agreements, and computer software. The increase in intangible assets of $2,781 million relates to the acquisition of Hanes, consisting mainly of trademarks in the amount of $1,971 million (including $1,644 million for the Hanes brand), which are not being amortized as they are considered to be indefinite life intangible assets and customer relationships in the amount of $799 million, which are being amortized on a straight line basis over their estimated useful lives of 20 years, partially offset by amortization of $17 million.

- The increase in goodwill is due to the goodwill recorded in connection with the acquisition of Hanes.

6.3 Other non-current assets and non-current liabilities

(in $ millions)	December 28, 2025	December 29, 2024	Variation
Deferred income tax assets	**23.0**	21.8	1.2
Other non-current assets	**139.7**	40.8	98.8
Long-term debt	**(3,863.7)**	(1,235.9)	(2,627.8)
Lease obligations	**(254.7)**	(99.7)	(155.1)
Deferred income tax liabilities	**(401.1)**	(28.6)	(372.5)
Employee benefit obligations	**(118.4)**	(37.7)	(80.7)
Other non-current liabilities	**(29.4)**	(19.1)	(10.3)

Certain minor rounding variances exist between the consolidated financial statements and this summary.


- See section 8.0 entitled "Liquidity and capital resources" in this MD&A for the discussion on long-term debt.

- Other non-current assets includes the impact of the Hanes acquisition and represents mainly sublease receivables as well as an increase in the fair value of derivative financial instrument assets.

- The increase in lease obligations mainly reflects the impact of the Hanes acquisition, which included the assumption of $200 million lease obligation, of which $31 million is presented in current lease obligations, and the impact of manufacturing and distribution facility lease renewals entered into during 2025, partially offset by the impact of payments made during the year.

- The net increase in deferred income tax liabilities relates mainly to deferred tax liabilities recorded as part of the Hanes acquisition pertaining the recognition of intangible assets.

- Employee benefit obligations include obligations under defined benefit and contribution pension plans, as well as statutory severance obligations. The increase is mainly due to the assumption of $76 million in employee benefit obligations as part of the Hanes acquisition.

- Other non-current liabilities include provisions and certain derivative financial instrument liabilities. The increase is mainly due to the Hanes acquisition.

7.0 CASH FLOWS

The cash flows related to discontinued operations have not been segregated. Accordingly, the cash flows provided below include the results of continuing and discontinued operations.

7.1 Cash flows from (used in) operating activities

(in $ millions)	2025	2024	Variation
Net earnings	398.9	400.9	(2.0)
Adjustments for:			
Depreciation and amortization	147.6	138.2	9.4
Loss (gain) on disposal of PP&E, intangible assets, and right-of-use assets	4.2	(0.2)	4.4
Share-based compensation	48.0	64.5	(16.5)
Deferred income taxes	(4.7)	12.7	(17.4)
Other	23.6	(48.7)	72.3
Changes in non-cash working capital balances	(11.2)	(65.9)	54.7
Cash flows from operating activities	606.4	501.5	104.9

Certain minor rounding variances exist between the consolidated financial statements and this

- Operating cash flows (which include cash flows from discontinued operations) for fiscal 2025 were $606 million compared to $502 million in fiscal 2024. The increase was mainly due to a lower increase in non-cash working capital, as explained below, and lower cash outlays related to the proxy contest and leadership changes and related matters of $2.8 million in fiscal 2025 compared to $75 million in 2024.

- The net increase in non-cash working capital was $11 million in fiscal 2025, compared to a net increase of $66 million during fiscal 2024. The lower increase in working capital compared to last year was mainly due to lower increase in accounts receivable, a decrease in prepaid expenses, deposits and other current assets compared to an increase in the same period last year, and a higher increase in accounts payable and accrued liabilities, partially offset by a higher increase in inventories and a lower increase in income taxes payable.


7.2 Cash flows from (used in) investing activities

(in $ millions)	2025	2024	Variation
Purchase of property, plant and equipment	(106.4)	(145.3)	38.9
Purchase of intangible assets	(7.4)	(5.0)	(2.4)
Business acquisitions	(122.7)	—	(122.7)
Proceeds from sale and leaseback, disposal of assets held for sale and other disposals of PP&E	0.5	38.2	(37.7)
Cash flows used in investing activities	(236.0)	(112.1)	(123.9)

Certain minor rounding variances exist between the consolidated financial statements and this summary.

- The increase in cash flows used in investing activities in fiscal 2025 was mainly due to the acquisition of Hanes, and lower proceeds from asset disposals, partially offset by planned lower capital expenditures compared to last year.

- Capital expenditures[1] during fiscal 2025 are described in section 6.2 of this MD&A entitled "Property, plant and equipment, right-of-use assets, intangible assets, and goodwill", and our projected capital expenditures for the next fiscal year are discussed in section 8.0 entitled "Liquidity and capital resources" in this MD&A.

7.3 Free cash flow

(in $ millions)	2025	2024	Variation
Cash flows from operating activities	606.3	501.4	104.9
Cash flows used in investing activities	(236.0)	(112.1)	(123.9)
Adjustment for:			
Business acquisitions	122.7	—	122.7
Free cash flow[1]	493.0	389.3	103.7

(1) This is a non-GAAP financial measure or ratio. See section 16.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A.

Certain minor rounding variances exist between the consolidated financial statements and this summary.

- For fiscal 2025, the year-over-year increase in free cash flow of $104 million was mainly due to the $105 million increase in operating cash flows (as explained in section 7.1 of this MD&A entitled "Cash flows from (used in) operating activities").



7.4 Cash flows from (used in) financing activities

(in $ millions)	**2025**	2024	Variation
Increase (Decrease) in amounts drawn under revolving long-term bank credit facility	**240.0**	(235.0)	475.0
Proceeds from term loan	**1,100.0**	300.0	800.0
Repayment of Hanes Accounts Receivable Securization Facility	**(115.0)**	—	(115.0)
Repayment of Hanes debt	**(2,320.5)**	—	(2,320.5)
Proceeds from issuance of Senior unsecured notes	**1,686.3**	500.0	1,186.3
Repayment of delayed draw term loan	**(300.0)**	—	(300.0)
Bridge facility commitment fees	**(9.3)**	—	(9.3)
Net interest expense incurred on bond issuance previous to Hanes transaction close	**(2.9)**	—	(2.9)
Debt breakage fee	**(31.8)**	—	(31.8)
Dividends paid	**(135.2)**	(133.5)	(1.7)
Repurchase and cancellation of shares	**(183.5)**	(755.6)	572.1
Other	**(105.1)**	(55.3)	(49.8)
Cash flows used in financing activities	**(177.0)**	(379.4)	202.4

Certain minor rounding variances exist between the consolidated financial statements and this summary.

- Cash flows used in financing activities for fiscal 2025 mainly reflected the repurchase and cancellation of common shares under NCIB programs as discussed in section 8.5 of this MD&A, the payment of dividends, funds used for the settlement of the stock-based awards vesting, the payment of a debt breakage fee for assumed debt from the acquisition of Hanes, the payment of lease obligations, the payment of financing costs on debt issuances, and the payment of tax on share repurchases, partially offset by net cash inflows relating to long-term debt. See section 8.0 of this MD&A entitled "Liquidity and capital resources" for the discussion on long-term debt.

- Cash flows used in financing activities for fiscal 2024 mainly reflected the repurchase and cancellation of common shares under NCIB programs, and the payment of dividends, partially offset by net cash inflows relating to long-term debt.

1 Capital expenditures include purchases of property, plant and equipment and intangible assets.


8.0 LIQUIDITY AND CAPITAL RESOURCES

8.1 Capital allocation framework

Historically, our primary uses of funds have been for working capital requirements, capital expenditures, business acquisitions, and the payment of dividends and share repurchases, which we have funded with cash generated from operations and with funds drawn from our long-term debt facilities. We have established a capital allocation framework intended to enhance sales and earnings growth as well as shareholder returns. After funding working capital needs, our first priority of cash use is to fund our organic growth with the required capital investments. Beyond these requirements, our next priorities for capital allocation are to support our dividends and for opportunistic complementary acquisitions with a preference towards opportunities that could enhance our supply chain model. In addition, we have used excess cash to repurchase shares under normal course issuer bid programs.

The Company has set a fiscal year-end net debt leverage target ratio[2] of 1.5 to 2.5 times proforma adjusted EBITDA for the trailing twelve months, which it believes will provide an efficient capital structure and a framework within which it can execute on its capital allocation priorities. As a result of the closing of the Hanes acquisition, our net debt leverage ratio exceeds our stated target range. Accordingly, we paused our share repurchases starting in August 2025, and we expect share repurchases to resume when our net debt leverage ratio approximates the midpoint of the target range. We expect that cash flows from operating activities and the unutilized financing capacity under our long-term debt facilities, will continue to provide us with sufficient liquidity to fund our organic growth strategy, including anticipated working capital requirements and projected capital expenditures (which are currently planned to be at levels close to 5% of net sales during the next three years), as well as for returning capital to shareholders through dividends and when the net debt leverage ratio approximates the midpoint of the target range, share repurchases in line with our leverage framework and value considerations. Refer to note 28 of the audited annual consolidated financial statements for the year ended December 28, 2025 for an update on the Company's liquidity risk.

2 This is a non-GAAP financial ratio. See section 16.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A.


8.2 Long-term debt and net debt and net debt leverage ratio

The Company's long-term debt as at December 28, 2025 is described below.

(in $ millions, or otherwise indicated)	Effective interest rate [1]	Principal amount December 28, 2025	December 29, 2024	Maturity date
Non-current portion of long-term debt				
Revolving long-term bank credit facility, interest at variable U.S. interest rate[2][3]	5.8%	240.0	—	**Mar 2030**
Senior unsecured Canadian notes, Series 1, interest at fixed rate of 4.36%, payable semi-annually	5.5%	365.6	347.1	**Nov 2029**
Senior unsecured Canadian notes, Series 2, interest at fixed rate of 4.71%, payable semi-annually	5.8%	146.2	138.8	**Nov 2031**
Senior unsecured Canadian notes, Series 3, interest at CORRA plus 1.26%, payable quarterly	5.8%	109.7	—	**Mar 2028**
Senior unsecured Canadian notes, Series 4, interest at fixed rate of 3.63%, payable semi-annually	5.7%	146.2	—	**Mar 2028**
Senior unsecured Canadian notes, Series 5, interest at fixed rate of 4.149%, payable semi-annually	5.6%	255.9	—	**Nov 2030**
Senior unsecured U.S. notes, Series 1, interest at fixed rate of 4.70%, payable semi-annually	4.7%	600.0	—	**Oct 2030**
Senior unsecured U.S. notes, Series 2, interest at fixed rate of 5.40%, payable semi-annually	5.4%	600.0	—	**Oct 2035**
Term loan, interest at variable U.S. interest rate, payable monthly	n/a	—	300.0	**Jun 2026**
Term loan facility, interest at variable U.S. interest rate, payable monthly[4]	5.9%	300.0	300.0	**Aug 2029**
Term loan facility, interest at variable U.S. interest rate, payable monthly[4]	5.5%	500.0	—	**Dec 2027**
Term loan facility, interest at variable U.S. interest rate, payable monthly[4]	5.6%	600.0	—	**Dec 2028**
Notes payable, interest at fixed rate of 2.91%, payable semi-annually	n/a	—	100.0	**Aug 2026**
Notes payable, interest at Adjusted SOFR plus a spread of 1.57%, payable quarterly	n/a	—	50.0	**Aug 2026**
		3,863.6	**1,235.9**	
Current portion of long-term debt				
Notes payable, interest at fixed rate of 2.70%, payable semi-annually[5]	5.1%	300.0	—	**Jun 2026**
Notes payable, interest at fixed rate of 2.91%, payable semi-annually[5]	2.9%	100.0	—	**Aug 2026**
Notes payable, interest at Adjusted SOFR plus a spread of 1.57%, payable quarterly[5][6]	2.9%	50.0	—	**Aug 2026**
Delayed draw term loan (DDTL), interest at variable U.S. interest rate, payable monthly[7]	n/a	—	300.0	**n/a**
		450.0	**300.0**	
Long-term debt		**4,313.6**	**1,535.9**	

(1) Represents the annualized effective interest rate for the year ended December 28, 2025, including the impact of interest rate swaps and cross currency interest rate swaps, where applicable.
(2) Secured Overnight Financing Rate (SOFR) advances at adjusted Term SOFR (includes a 0% to 0.25% reference rate adjustment) plus a spread ranging from 1% to 3%.
(3) The Company's committed unsecured revolving long-term bank credit facility of $1.2 billion provides for an annual extension which is subject to the approval of the lenders. The spread added to the adjusted Term SOFR is a function of the total net debt to EBITDA ratio (as defined in the credit facility agreement and its amendments). In addition, an amount of $30.7 million (December 29, 2024 - $10.8 million) has been committed against this facility to cover various letters of credit.
(4) The term loan facility can be prepaid in whole or in part at any time with no penalties. U.S. Base Rate Advances at U.S. Base rates or SOFR advances at adjusted Term SOFR (includes a 0.10% reference rate adjustment) plus a spread ranging from 1% to 2% based on the Company's total net debt to EBITDA ratio (as defined in the term loan agreement and its amendments).
(5) The unsecured notes issued to accredited investors in the U.S. private placement market can be prepaid in whole or in part at any time, subject to the payment of a prepayment penalty as provided for in the Note Purchase Agreement.
(6) Adjusted SOFR rate is determined on the basis of floating rate notes that bear interest at a floating rate plus a spread of 1.57%.
(7) The DDTL was fully repaid on March 19, 2025.
n/a = not applicable



On August 30, 2024, the Company entered into an unsecured committed five-year term loan agreement for a total principal amount of $300 million. The term loan is non-revolving and provides for a spread added to the adjusted Term SOFR based on the total net debt to EBITDA ratio (as defined in the term loan agreement).

On November 22, 2024, the Company issued at par, 4.362% Series 1 senior unsecured notes ("Series 1 Canadian notes") with a principal amount of $500 million in Canadian dollars ($357.1 million in U.S. dollars), which will mature on November 22, 2029. Additionally, on the same date, the Company issued at par, 4.711% Series 2 senior unsecured notes ("Series 2 Canadian notes") with a principal amount of $200 million in Canadian dollars ($142.9 million in U.S. dollars), which will mature on November 22, 2031. The notes were offered in Canada on a private placement basis.

The Series 1 Canadian notes and Series 2 Canadian notes have been hedged for foreign currency fluctuations through cross currency principal and interest rate swaps, which serves to lock in the combined principal at US$500 million and the interest at 5.49% and 5.765% respectively. Interest on these senior unsecured Canadian notes is payable semi-annually.

On March 13, 2025, the Company issued floating rate Series 3 senior unsecured notes ("Series 3 Canadian notes") with a principal amount of $150 million in Canadian dollars ($104 million in U.S. dollars), which will mature on March 13, 2028. The Series 3 floating rate notes were issued at par and bear interest at a rate equal to the daily compounded CORRA plus 1.26% annually. On the same date, the Company issued at par, 3.630% Series 4 senior unsecured notes ("Series 4 Canadian notes") with a principal amount of $200 million in Canadian dollars ($139 million in U.S. dollars), which will mature on March 13, 2028. Additionally, on the same date, the Company issued 4.149% Series 5 senior unsecured notes ("Series 5 Canadian notes") with a principal amount of $350 million in Canadian dollars ($243 million in U.S. dollars), which will mature on November 22, 2030. The notes were offered in Canada on a private placement basis.

The Series 3 Canadian notes have been hedged for foreign currency fluctuations through cross currency principal and interest rate swaps, which serves to lock in the principal at US$104 million and converts the interest payment to SOFR plus 1.405%.

The Series 4 Canadian notes have been hedged for foreign currency fluctuations through cross currency principal and interest rate swaps, which serves to lock in the principal at US$139 million. The Series 4 notes also have a fixed-to-floating interest rate swap to convert the fixed interest rate to SOFR plus 1.425%.

The Series 5 Canadian notes have been hedged for foreign currency fluctuations through cross currency principal and interest rate swaps, which serves to lock in the principal at US$243 million and the interest at 5.635%.

All of these hedging instruments relating to the Senior unsecured notes are for the same duration as the hedged note. See Note 16, "Financial instruments" to our audited annual consolidated financial statements as at and for the year ended December 28, 2025, for additional details.

On August 13, 2025, the Company entered into a debt commitment letter providing for certain debt financing, the proceeds of which were expected to be used, to fund the cash portion of the consideration for the Hanes acquisition, repay certain of Hanes' existing indebtedness and pay expenses incurred in connection with the acquisition. The financing was initially comprised of a bridge facility in an aggregate principal amount of $1.2 billion and term loans in an aggregate principal amount of $1.1 billion, consisting of a $500 million 2-year term loan and a $600 million 3-year term loan (the "New Term Loan Facility"). On September 10, 2025, the Company entered into a joinder to the debt commitment letter pursuant to which a portion of the commitments in respect of the bridge facility and New Term Loan Facility were syndicated to certain other financial institutions. The bridge facility commitment was subsequently terminated in the fourth quarter of 2025 upon closing of the offering by the Company of $1.2 billion aggregate principal amount of senior unsecured notes as described below.

On October 7, 2025, the Company issued 4.700% Series 1 U.S. senior unsecured notes ("Series 1 U.S. notes") with a principal amount of $600 million, which will mature on October 7, 2030. Additionally, on the same date, the Company issued 5.400% Series 2 U.S. senior unsecured notes ("Series 2 U.S. notes") with a principal amount of $600 million, which will mature on October 7, 2035. The notes were offered in the United States on a private placement basis.

On December 1, 2025, the Company entered into an unsecured committed two-year term loan agreement for a total principal amount of $500 million and an unsecured committed three-year term loan agreement for a total principal amount of $600 million, under the New Term Loan Facility. In the event of a sale of HAA, the net proceeds from such disposition will be required to be used to repay indebtedness under this facility in accordance with its terms.



The New Term Loan Facility is non-revolving and bears interest, at the Company's option, at Term SOFR plus a 0.10% adjustment plus an applicable margin of approximately 1.45% and 1.58%, for the 3-year term loan, which applicable margin varies depending on the Company's public debt ratings (as defined in the term loan agreement). The 2-year term loan will mature two years after closing of the New Term Loan Facility on December 1, 2027 and the 3-year term loan will mature three years after closing of the New Term Loan Facility on December 1, 2028. The term loans include covenants substantially similar to those under Gildan's existing credit agreements.

In addition, on September 16, 2025, the Company amended its unsecured revolving long-term bank credit facility to increase the aggregate revolving commitments from $1 billion to $1.2 billion for effectiveness on December 1, 2025.

The Company was in compliance with all financial covenants as at December 28, 2025. The Company expects to maintain compliance with its covenants over the next twelve months, based on its current expectations and forecasts.

(in $ millions)	December 28, 2025	December 29, 2024
Long-term debt (including current portion)	**4,313.7**	1,535.9
Bank indebtedness	**—**	—
Foreign currency component of derivative financial instrument on Canadian Senior unsecured notes	**(37.4)**	14.1
Lease obligations (including current portion)	**314.5**	117.4
Lease obligations (including current portion) included in liabilities held for sale	**121.3**	—
Total debt[1]	**4,712.1**	1,667.4
Cash and cash equivalents	**(284.5)**	(98.8)
Cash and cash equivalents included in assets held for sale	**(10.5)**	—
Net debt[1]	**4,417.1**	1,568.6

(1) This is a non-GAAP financial measure or ratio. See section 16.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A.

Certain minor rounding variances exist between the consolidated financial statements and this summary.



The primary measure used by the Company to monitor its financial leverage is its net debt leverage ratio as defined in section 16.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A. The Company's net debt leverage ratio as at December 28, 2025, was 3.0 times (December 29, 2024 - 1.9 times). As a result of the closing of the Hanes acquisition, our net debt leverage ratio exceeds our stated target range. Accordingly, we paused our share repurchases starting in August 2025, and we expect share repurchases to resume when the net debt leverage ratio approximates the midpoint of the target range. The Company's net debt leverage ratio is calculated as follows:

(in $ millions, or otherwise indicated)	December 28, 2025	December 29, 2024
Adjusted EBITDA for the trailing twelve months (excluding discontinued operations)	**926.3**	833.8
Adjustment for:		
Business acquisitions[3]	**564.8**	—
Proforma adjusted EBITDA for the trailing twelve months	**1,491.1**	833.8
Net debt[1]	**4,417.1**	1,568.6
Net debt leverage ratio[1][2]	**3.0**	1.9

(1) This is a non-GAAP financial measure or ratio. See section 16.0 "Definition and reconciliation of non-GAAP financial measures and related ratios" in this MD&A.

(2) The Company's net debt to EBITDA ratio for purposes of its term loans and revolving facility was 3.1x and for purposes of U.S. private placement notes was 3.4x at December 28, 2025.

(3) Includes the adjusted EBITDA of Hanes for the period beginning December 30, 2024 and ending November 30, 2025 (including HAA), and the adjusted EBITDA of the HAA business (which was classified as discontinued operations as at the date of acquisition) for the period beginning December 1, 2025 and ending December 28, 2025. The adjusted EBITDA of Hanes and of HAA varies from the definition of the Company's adjusted EBITDA as presented in this MD&A in certain respects. The adjusted EBITDA of Hanes (including HAA) was calculated using EBITDA previously reported by Hanes (excluding adjustments made by HanesBrands to align the presentation in its public filings with the definition used in its then credit agreement), and is adjusted to comply with IFRS and Gildan's accounting policies, and includes on a proforma basis the impact of the purchase price allocation for the acquisition of HanesBrands, including fair value adjustments determined provisionally and the impact of reduced compensation and director fees from post-acquisition severance.

Certain minor rounding variances exist between the consolidated financial statements and this summary.

The total net debt to EBITDA ratios (as defined in the credit facility agreement and its amendments, and in the U.S. private placement note agreement) vary from the definition of the Company's non-GAAP ratio and non-GAAP financial measures "net debt leverage ratio" and "adjusted EBITDA", respectively, as presented in this MD&A in certain respects. The definitions in the loan and note agreements are based on accounting for all leases in accordance with previous accounting principles whereby the Company's leases for premises were accounted for as operating leases, while the Company's reported net debt leverage ratio reflects lease accounting in accordance with the Company's current accounting policies. In addition, adjustments permitted to EBITDA in the loan and note agreements vary from the adjustments used by the Company in calculating its adjusted EBITDA non-GAAP financial measure. As a result of these differences, our total net debt to EBITDA ratio for purposes of our term loans and revolving facility was 3.1x (2024 - 2.0x), and for purposes of our U.S. private placement note agreements was 3.4x at the end of fiscal 2025 (2024 - 2.2x).

The Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue or repurchase shares, or undertake other activities as deemed appropriate under the specific circumstances.

8.3 Outstanding share data

Our common shares are listed on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX) under the symbol GIL. As at February 23, 2026, there were 185,175,215 common shares issued and outstanding along with 27,999 stock options and 1,622,107 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined exercise price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. Treasury RSUs are primarily used as part of special long-term plans, to attract candidates or for retention purposes, and their vesting conditions, including any performance objectives, and are determined by the Board of Directors at the time of grant.


8.4 Declaration of dividend

The Company paid dividends of $135.2 million during the year ended December 28, 2025. On February 25, 2026, the Board of Directors approved a 10% increase in the amount of the current quarterly dividend and declared a cash dividend of $0.249 per share for an expected aggregate payment of $46 million which will be paid on April 13, 2026, on all of the issued and outstanding common shares of the Company, rateably and proportionately, to the holders of record on March 19, 2026. This dividend is an "eligible dividend" for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

As part of the Company's capital allocation framework as described in section 8.1 of this MD&A, the Board of Directors considers several factors when deciding to declare quarterly cash dividends, including the Company's present and future earnings, cash flows for working capital requirements, capital expenditures, debt covenant and repayment obligations, capital requirements, the macro-economic environment, and present and/or future regulatory and legal restrictions.

The Company's dividend payout policy and the declaration of dividends are subject to the discretion of the Board of Directors and, consequently, there can be no assurances that Gildan's dividend policy will be maintained or that dividends will be declared in respect of any quarter or other future periods. The declaration of dividends by the Board of Directors is ultimately dependent on the Company's operations and financial results which are, in turn, subject to various assumptions and risks, including those set out in this MD&A.

8.5 Normal course issuer bid (NCIB)

On July 31, 2024, the Company received approval from the TSX to renew its NCIB program to purchase for cancellation, during the period commencing on August 9, 2024 and ending on August 8, 2025, a maximum of 16,106,155 common shares, representing approximately 10% of the Company's public float, as at July 26, 2024 (the reference date for the renewed NCIB). Under the NCIB, the Company was authorized to make purchases by means of open market transactions on both the TSX and the New York Stock Exchange (NYSE), or alternative U.S. or Canadian trading systems if eligible, or by such other means as may be permitted by securities regulatory authorities, including pre-arranged crosses, exempt offers, private agreements under an issuer bid exemption order issued by securities regulatory authorities and block purchases of common shares.

In connection with each of its 2023-2024 and 2024-2025 NCIB programs, the Company entered into an automatic share purchase plan (ASPP) with a designated broker which allows for the purchase of common shares under the NCIB at times when the Company would ordinarily not be permitted to purchase its common shares due to regulatory restrictions or self-imposed trading blackout periods.

A share buyback tax of 2% was enacted in Canada during the second quarter of 2024. The share buyback tax is charged to retained earnings.

During the fiscal year ended December 28, 2025, the Company repurchased for cancellation a total of 3,749,900 common shares under its NCIB programs for a total cost of $185.9 million (including $3.3 million of share buyback tax); of which $7 million was charged to share capital and the balance was charged to retained earnings. As discussed in section 8.1 "Capital allocation framework" of this MD&A, we have paused our share repurchases until our net debt leverage ratio approximates the midpoint of the target range. As such the NCIB program, which expired on August 8, 2025, has not been renewed.

9.0 LEGAL PROCEEDINGS

9.1 Claims and litigation

The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

We record a liability when we believe that it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. Significant judgment is required to determine both the probability of having incurred a liability and the estimated amount of the liability. We review these matters at least quarterly and adjust these liabilities to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other updated information and events, pertaining to a particular case.


10.0 FINANCIAL RISK MANAGEMENT

The Company is exposed to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk, interest rate risk, commodity price risk, as well as risks arising from changes in the price of our common shares under our share-based compensation plans. Please refer to note 28 of the audited annual consolidated financial statements for the year ended December 28, 2025 for additional details.

10.1 Off-balance sheet arrangements and maturity analysis of contractual obligations

In the normal course of business, we enter into contractual obligations that will require us to disburse cash over future periods. Our material short-term cash requirements include payments under our lease obligations, purchase obligations; related to capital expenditures, cotton commitments as well as raw material and finished goods inventory, and other working capital needs. Working capital, defined as total current assets less total current liabilities, fluctuates depending on effective management of receivables from our customers, inventory levels and payables to our suppliers, as well as commodity pricing.

Our long-term material cash requirements from currently known obligations include repayment of outstanding borrowings, interest payment obligations under our credit agreement, yarn purchases, settlements on our outstanding derivative hedge contracts, long term lease obligations, as well as minimum royalty payments.

All commitments have been reflected in our consolidated statements of financial position except for purchase obligations, as well as minimum royalty payments, which are included in the table of contractual obligations below. We have no off-balance sheet arrangements, other than as discussed in this section. The following table sets forth the maturity of our contractual obligations by period as at December 28, 2025.

(in $ millions)	Carrying amount	Contractual cash flows	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years
Accounts payable and accrued liabilities	**1,264.2**	1,264.2	1,264.2	—	—	—
Long-term debt	**4,313.6**	4,313.6	450.0	1,355.9	1,761.5	746.2
Interest obligations[1]	**—**	958.4	219.4	372.9	203.6	162.5
Purchase and other obligations	**—**	771.9	431.8	204.4	88.8	46.9
Lease obligations	**314.5**	367.2	77.6	134.8	65.6	89.2
Total contractual obligations	**5,892.3**	7,675.3	2,443.0	2,068.0	2,119.5	1,044.8

(1) Interest obligations include expected interest payments on long-term debt as at December 28, 2025 (assuming balances remain outstanding through to maturity). For variable rate debt, the Company has applied the rate applicable at December 28, 2025 to the currently established maturity dates.

As disclosed in note 28 to our 2025 audited annual consolidated financial statements, we have granted financial guarantees, irrevocable standby letters of credit, and surety bonds to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform their contractual obligations. As at December 28, 2025, the maximum potential liability under these guarantees was $141 million, of which $55 million was for surety bonds and $86 million was for financial guarantees and standby letters of credit.



11.0 CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Our material accounting policies are described in note 3 to our fiscal 2025 audited annual consolidated financial statements. The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

11.1 Critical judgments in applying accounting policies

The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

Business acquisitions
Management makes estimates and assumptions to determine the fair values of assets acquired and liabilities assumed in a business combination including intangible assets and assets and liabilities held for sale at the acquisition date. Such estimates and assumptions are inherently uncertain and subject to refinement. As of December 28, 2025, the Company has not completed the determination of the fair value of assets acquired and liabilities assumed for the Hanes acquisition and therefore provisional amounts have been reported. During the measurement period, the Company may adjust any provisional amounts reported on the acquisition date if additional information is obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected their measurement on that date. Adjustments to provisional amounts are recognized with corresponding adjustments to goodwill.

Determination of cash-generating units (CGUs)
The identification of CGUs and grouping of assets into the respective CGUs is based on currently available information about actual utilization experience and expected future business plans. Management has taken into consideration various factors in identifying its CGUs. The Company has identified its CGUs for purposes of testing the recoverability and impairment of non-financial assets to be Textile & Sewing (excluding Hanes), Hosiery (excluding Hanes), Textile & Sewing (Hanes), Hosiery (Hanes), and intimates (Hanes) as they represent the lowest level of identifiable group of assets that generated cash inflows that are largely independent of the cash inflows from other group of assets.

Inventories
The costing of inventory involves the determination of whether costs incurred are abnormal costs and whether manufacturing variances relate to inventory on hand or cost of sales.

Income taxes
The Company's income tax provisions and income tax assets and liabilities are based on interpretations of applicable tax laws, including income tax treaties between various countries in which the Company operates, as well as underlying rules and regulations with respect to transfer pricing. These interpretations involve judgments and estimates and may be challenged through government taxation audits, the Company being regularly subject to such audits. New information may become available that causes the Company to change its judgment regarding the adequacy of existing income tax assets and liabilities; such changes will impact net earnings in the period that such a determination is made.

12.0 ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS NOT YET APPLIED

12.1 Accounting policies

The Company's audited consolidated financial statements for fiscal 2025 were prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB), using the same accounting policies as those applied in its fiscal 2024 audited annual consolidated financial statements

12.2 New accounting standards and interpretations not yet applied

The following new accounting standards are not effective for the year ended December 28, 2025 and have not been applied in preparing the audited annual consolidated financial statements.



IFRS 9 Financial Instruments ("IFRS 9") and IFRS 7 Financial Instruments: Disclosures ("IFRS 7")

In May 2024, IASB issued limited amendments to IFRS 9 and IFRS 7. These amendments provide clarity on the timing of recognition and derecognition of financial assets and liabilities, the assessment of contractual cash flow characteristics, and the resulting classification and disclosure of financial assets with environmental, social, and governance linked or other contingent features. Additionally, the amendments clarify that a financial liability is derecognized on the settlement date, with the accounting policy choice to derecognize a financial liability settled using an electronic payment system before the settlement date, provided specific conditions are met. Additional disclosures are required for financial instruments with contingent features and investments in equity instruments designated at fair value through other comprehensive income with these amendments. These amendments are effective for annual reporting periods beginning on or after January 1, 2026, and are not expected to have an impact on the Company's consolidated financial statements. The Company has elected not to early adopt these amendments.

IFRS 18 Presentation and Disclosure in Financial Statements ("IFRS 18")

On April 9, 2024, the IASB issued IFRS 18 to improve reporting of financial performance. IFRS 18 replaces IAS 1 Presentation of Financial Statements. It carries forward many requirements from IAS 1 unchanged. The standard sets out requirements on presentation and disclosures in financial statements. It introduces a defined structure for the statement of income composed of required categories and subtotals. The standard also introduces specific disclosure requirements for management-defined performance measures and a reconciliation between these measures and the most similar subtotal specified in IFRS, which must be disclosed in a single note. IFRS 18 applies for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted. The Company is currently evaluating the impact of the adoption of IFRS 18 on its consolidated financial statements.

13.0 DISCLOSURE CONTROLS AND PROCEDURES

As stated in the Canadian Securities Administrators' National Instrument 52-109, *Certification of Disclosure in Issuers' Annual and Interim Filings* and Rules 13a-15(e) and 15d-15(e) under the *U.S. Securities Exchange Act of 1934*, as amended, disclosure controls and procedures means controls and other procedures of an issuer that are designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings, or other reports filed or submitted by it under securities legislation is recorded, processed, summarized, and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed by an issuer in its annual filings, interim filings, or other reports filed or submitted under securities legislation is accumulated and communicated to the issuer's management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure.

An evaluation of the effectiveness of our disclosure controls and procedures as of December 28, 2025 was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer and our Chief Financial Officer.

For the year ended December 28, 2025, we limited the scope of our evaluation of disclosure controls and procedures (DC&P) to exclude disclosure controls and procedures of HanesBrands LLC ("Hanes"), a subsidiary acquired by the Company in connection with an acquisition consummated on December 1, 2025, the results of which are included in the audited annual consolidated financial statements of the Company for the year ended December 28, 2025, to the extent Hanes' disclosure controls and procedures are subsumed by the Company's internal controls over financial reporting (ICFR).The consolidated results of the Company for the year ended December 28, 2025 included net sales and net loss of $217 million and $17 million, respectively, relating to Hanes' results of operations since the date of acquisition. Hanes accounted for approximately $2,470 million of current assets, $3,858 million of non-current assets, $1,078 million of current liabilities, and $1,731 million of non-current liabilities, in the Company's audited consolidated statement of financial position as at December 28, 2025.

Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 28, 2025.



14.0 INTERNAL CONTROL OVER FINANCIAL REPORTING

14.1 Management's annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13(a)-15(f) and 15(d)-15(f) under the *U.S. Securities Exchange Act of 1934* and under National Instrument 52-109.

Our internal control over financial reporting means a process designed by, or under the supervision of, an issuer's certifying officers, and effected by the issuer's board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP and includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that our receipts and expenditures are being made only in accordance with authorization of our management and directors; and (3) are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the annual financial statements or interim financial reports.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. As a result, due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as at December 28, 2025, based on the framework set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). For the year ended December 28, 2025, we limited the scope of our evaluation of internal controls over financial reporting (ICFR) to exclude controls over financial reporting of HanesBrands LLC ("Hanes"), a subsidiary acquired by the Company in connection with an acquisition consummated on December 1, 2025, the results of which are included in the audited annual consolidated financial statements of the Company for the year ended December 28, 2025. The consolidated results of the Company for the year ended December 28, 2025 included net sales and net loss of $217 million and $17 million, respectively, relating to Hanes' results of operations since the date of acquisition. Hanes accounted for approximately $2,470 million of current assets, $3,858 million of non-current assets, $1,078 million of current liabilities, and $1,731 million of non-current liabilities, in the Company's audited consolidated statement of financial position as at December 28, 2025. Based on that evaluation under this framework, our Chief Executive Officer and our Chief Financial Officer concluded that our internal control over financial reporting was effective as of December 28, 2025.

14.2 Attestation report of independent registered public accounting firm

KPMG LLP, an independent registered public accounting firm, which audited and reported on our consolidated financial statements, has issued an unqualified report on the effectiveness of our internal control over financial reporting as of December 28, 2025.

14.3 Changes in internal control over financial reporting

There have been no changes that occurred during the quarter beginning on September 29, 2025 and ended December 28, 2025 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.


15.0 RISKS AND UNCERTAINTIES

In addition to the risks previously described under the sections "Financial risk management", "Critical accounting estimates and judgments", and those described elsewhere in this MD&A, this section describes the principal risks that could have a material and adverse effect on our financial condition, results of operations, business, cash flows, or the trading price of our common shares, as well as cause actual results to differ materially from our expectations expressed in or implied by our forward-looking statements. Many risks are driven by external factors beyond the Company's control or are of a nature which cannot be eliminated. The key areas of business risks and uncertainties described in this section are not the only ones that can affect the Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our financial condition, results of operations, cash flows, or business.

Our ability to implement our growth strategies and plans
The growth of our business depends on the successful execution of key strategic initiatives as part of the Gildan Sustainable Growth strategy, which is described in section 4.0 entitled "Strategy" of this MD&A. We are implementing our plan or plan to execute on various initiatives aimed at expanding and optimizing our global production capacity and maintaining or enhancing our cost structure, driving innovation across the organization, in our manufacturing and product-development processes, distribution and final products, while continuing to integrate the operations of HanesBrands into our vertically integrated business model. Our ability to implement our growth strategy and plans is dependent upon a number of factors, some of which are beyond our control, and include but are not limited to our ability to leverage the Company's strengths, general economic conditions and other risk factors as described in this MD&A. Further, achieving these objectives will require significant investments which may result in both short-term and long-term costs. The Company has historically relied on cash generated from its operating activities and financing cash flows as its primary source of liquidity. To support the Company's business and execute on its growth strategy and its plan to increase its manufacturing capacity, the Company will need to continue to generate significant amounts of cash from operations. If the Company's business does not generate cash flow from operating activities sufficient to fund these activities, and if sufficient funds are not otherwise available from its credit facilities, senior unsecured notes and other financing instruments, the Company may need to seek additional capital to fund its business or execute its growth strategy in which case there is no assurance the Company will be successful in obtaining such additional capital if and when needed on favorable terms or at all. There can be no assurance that we will be successful in the execution of these strategic initiatives, including on integrating the HanesBrands business into our operations, or that the successful execution of these strategic initiatives will deliver the results we expect or grow our business. If we fail to effectively implement our strategy, our financial condition, results of operations, cash flows or business may be materially adversely affected.

Our ability to compete effectively
Competition in the basic apparel market is generally based upon service and product availability, price, quality, comfort and fit, style, and brand. Our competitive strengths include our expertise in building and operating large-scale, vertically integrated manufacturing hubs which allows us to operate efficiently and reduce costs, offer competitive pricing, and provide a reliable supply chain. As discussed in section 4.0 of this MD&A entitled "Strategy", we intend to increase our global production capacity, and any failure or delay in efficiently implementing or managing such increase in capacity, or doing so in a cost-effective manner, could negatively impact our manufacturing and distribution cost structure, which would negatively impact our ability to compete. There can be no assurance that we will be able to maintain our low cost manufacturing and distribution structure and remain competitive. Higher-than-normal levels of cost inflation could lead to pressure on retail prices, margins and operational costs. As discussed in section 3.3 of this MD&A, we compete with domestic and international manufacturers, brands of well-established U.S. apparel and sportswear companies, as well as our own customers, including retailers and wholesale distributors that are selling basic apparel products under their own private label brands that compete directly with our brands. In addition, evolving e-commerce customer preferences and behaviours continue to facilitate competitive entry and comparison shopping. Failure to compete effectively and respond to evolving trends in the market, including intensifying competition from private label brands and e-commerce, and failure to adapt our operations to service the changing needs of our customers could have a negative impact on our business and results of operations. Any changes in our ability to compete effectively in the future may result in the loss of customers to competitors, reduction in customer orders or shelf space, lower prices or the need for additional customer price incentives, and other forms of marketing support to our customers, all of which could have a negative effect on our sales volumes or profitability if we are unable to offset such negative impacts with new business or cost reductions. Additionally, sustained promotional activities could negatively impact our brand image, which could also negatively affect our sales volumes or profitability. The realization of any of the foregoing could materially adversely affect our financial condition, results of operations, cash flows, or business.


Our ability to integrate acquisitions

The Company's strategic opportunities may include potential complementary acquisitions that could support, strengthen, or expand our business. The integration of newly acquired businesses may prove to be more challenging, take more time than originally anticipated, or result in significant additional costs and/or operational issues, all of which could negatively affect our financial condition and results of operations. In addition, we may not be able to fully realize anticipated synergies and other benefits expected from acquisitions.

The Company completed the acquisition of Hanes on December 1, 2025. Realization of the anticipated benefits, including synergies, from the acquisition depends, in part, on the Company's ability to successfully consolidate and integrate the Hanes business, operations, and workforce in a manner that facilitates growth opportunities and achieves the projected cost savings and other benefits without affecting the combined business' current operations, as well as external factors beyond the Company's control. The integration process may result in the loss of key personnel, the termination or alteration of existing material contracts or relationships, the disruption of ongoing businesses, or inconsistencies in standards, controls, procedures and policies. Coordinating certain aspects of the consolidation and integration process will involve complex operational, technological, and personnel-related challenges and will require management to devote significant attention and resources. Further, there could be potential unknown liabilities and unforeseen expenses involving Hanes or associated with its acquisition. In addition, the Company has announced that, as part of its ongoing integration plan in respect of Hanes, it has initiated a formal sales process for the HanesBrands Australia business. There can be no assurance that the process will result in a transaction, nor as to its terms, structure, timing, or valuation, or that the Company will realize any or all of the expected benefits from such a transaction if it were to occur. Any such transaction involving HanesBrands Australia will be subject to review and approval by our Board of Directors. As a result, there can be no assurance that the consolidation and integration efforts in connection with the acquisition of Hanes will achieve their intended results nor that the Company will realize the benefits, including synergies, it expects to realize from such acquisition. Even if the Company can successfully integrate the Hanes business, the anticipated benefits from the acquisition may not be fully realized or they could take longer to realize than currently anticipated. Failure to realize the anticipated benefits, including synergies, from the acquisition in full or in a timely manner could materially adversely affect the Company's financial condition, results of operations, cash flows or business.

We may be negatively impacted by changes in general economic and financial conditions

General economic and financial conditions, globally or in one or more of the markets we serve, may negatively affect our business. If there is a decline in economic growth and in consumer and commercial activity, and/or adverse financial conditions exist in the credit markets, this may lead to lower demand for our products resulting in sales volume reductions and lower selling prices and may cause us to operate at levels below our optimal production capacity, which would result in higher unit production costs, all of which could negatively affect our profitability and reduce cash flows from operations. Weak economic and financial conditions could also negatively affect the financial condition of our customers, which could result in lower sales volumes and increased credit risk or could otherwise materially adversely affect our financial condition, results of operations, cash flows, or business.

We rely on a small number of significant customers

In any given period, we rely on a small number of customers for a significant portion of our total sales. In fiscal 2025, our top three customers accounted for 33.2%, 14.2%, and 7.4% (2024 - 26.8%, 12.4%, and 8.6%) of total sales respectively, and our top ten customers accounted for 72.5% (2024 - 71.5%) of total sales.



Future sales volumes, profitability, cash flows, and/or our credit risk could be negatively affected should one or more of the following events occur:

- a significant customer substantially reduces its purchases or ceases to buy from us, or we elect to reduce the volume of business with or cease to sell to a significant customer, and we cannot replace that business with sales to other customers on similar terms;
- a large customer exercises its purchasing power to negotiate lower prices or higher price discounts or requires us to incur additional service and other costs;
- a customer experiences operational disruptions due to fires, extreme weather conditions, natural disasters or pandemics, information system failures or incidents, and other factors;

- a brick-and-mortar retail customer fails to maintain or grow its overall market position through the integration of physical retail presence and digital retail, in light of the increasing portion of consumer expenditures online and through mobile commerce applications, and experiences financial difficulties including store closures, bankruptcy or liquidation;
- a large customer terminates its business relationship or renegotiates its commercial agreements with HanesBrands following closing of the acquisition;
- further industry consolidation leads to greater customer concentration and competition; and
- a customer encounters financial difficulties and is unable to meet its financial obligations.

Our customers do not commit to purchase minimum quantities

Our contracts with our customers generally do not require them to purchase a minimum quantity of our products or commit to minimum shelf space allocation for our products. If any of our customers experience a significant business downturn or fail to remain committed to our products, they may reduce or discontinue purchases from us. Although we have maintained long-term relationships with many of our wholesale distributor and retail customers, there can be no assurance that historic levels of business from any of our customers will continue in the future.

Our ability to anticipate, identify, or react to changes in consumer preferences and trends

While we currently focus on basic products, the apparel industry, particularly within the retail channel, is subject to evolving consumer preferences and trends, including potential shifts in consumer and customer preferences favouring more sustainable and circular brands and suppliers in the markets we serve. Our success may be negatively impacted by changes in consumer preferences which do not fit with Gildan's core competency of marketing and large-scale manufacturing of basic apparel products. If we fail to effectively anticipate, identify, or respond to changing styles or trends, or increased preferences for sustainable and/or circular products, or if we misjudge the market for our products, our sales could be adversely affected. This could result in unsold inventory, which could negatively impact our profitability. In addition, when introducing new products for our customers we may incur additional costs and transitional manufacturing inefficiencies as we ramp-up production or upgrade manufacturing capabilities to support such customer programs, which could negatively impact our profitability. The realization of any of the foregoing could materially adversely affect our financial condition, results of operations, cash flows, or business.

Our ability to manage production and inventory levels effectively in relation to changes in customer demand

Demand for our products may vary from year to year. We aim to appropriately balance our production and inventory with our ability to meet market demand and cadence of distributor inventory replenishment. Based on discussions with our customers and internally generated projections reflecting our analysis of factors impacting industry demand, we produce and carry finished goods inventory to meet the expected demand for delivery of specific product categories. If, after producing and carrying inventory in anticipation of deliveries, demand is significantly less than expected, we may have to carry inventory for extended periods of time or sell excess inventory at reduced prices. In either case, our profits would be reduced. Excess inventory could also result in lower production levels, resulting in lower plant and equipment utilization and lower absorption of fixed operating costs. Alternatively, we are also exposed to loss of sales opportunities and market share if we produce insufficient inventory to satisfy our customers' demand for specific product categories as a result of underestimating market demand or not meeting production targets, in which case our customers could seek to fulfill their product needs from competitors and reduce the amount of business they do with us. Furthermore, if customers require us to provide them with certain products on an exclusive basis, this could cause an increase in our inventory levels and working capital requirements, which could negatively impact our profitability. The realization of any of the foregoing could materially adversely affect our financial condition, results of operations, cash flows, or business.



We may be negatively impacted by fluctuations and volatility in the price of raw materials used to manufacture our products

Cotton and polyester fibers are the primary raw materials used in the manufacture of our products. We also use chemicals, dyestuffs, and trims which we purchase from a variety of suppliers. The price of cotton fluctuates and is affected by consumer demand, global supply, which may be impacted by weather conditions in any given year, speculation in the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries, and other factors that are generally unpredictable and beyond our control, including the overall state of the economy and expectations for economic growth (including as a result of the current inflationary environment). In addition, fluctuations in energy prices, including prices for crude oil or petroleum, natural gas, biomass and electricity affect our energy consumption costs and can also influence transportation costs and the cost of related items used in our business, such as polyester fibers, chemicals, dyestuffs, and trims. Fluctuations in energy prices are partly influenced by government policies to address climate change, which could increase our energy costs beyond our current expectations. In addition, the Company is subject to carbon tax or other carbon pricing regulations in various jurisdictions where it operates. The carbon tax rates or other pricing mechanisms and the scope of emissions covered by these regulations may change over time, which could cause fluctuations in our energy consumption and other costs. Geopolitical and economic risks, including from existing or threatened military conflicts and volatility in the energy markets, have raised concerns in international economies. Beyond any immediate impact, these developments may also negatively affect the evolution of the global economy.

The Company purchases cotton and polyester fibers through its yarn-spinning facilities, and also purchases processed cotton yarn and blended yarn from outside vendors, at prices that are correlated with the price of cotton and polyester fibers. The Company may enter into contracts up to twenty-four months in advance of future delivery dates to establish fixed prices for cotton, cotton-based yarn, and polyester fiber purchases and reduce the effect of price fluctuations in the cost of cotton and polyester fibers used in the manufacture of its products. For future delivery periods where such fixed price contracts have been entered into, the Company will be protected against cotton and polyester fiber price increases but would not be able to benefit from cotton or polyester fiber price decreases. Conversely, in the event that we have not entered into sufficient fixed priced contracts for cotton or polyester fibers, or have not made other arrangements to lock in the price of cotton or polyester fibers in advance of delivery, we will not be protected against price increases, but will be in a position to benefit from any price decreases. A significant increase in raw material costs, particularly cotton and polyester fiber costs, could have a negative effect on our business, results of operations, and financial condition, if the increase or part of the increase is not mitigated through additional manufacturing and distribution cost reductions and/or higher selling prices, or if resulting selling price increases negatively impact demand for the Company's products. In addition, when the Company fixes its cotton and polyester fiber costs for future delivery periods and the cost of cotton or polyester fibers subsequently decreases significantly for that delivery period, the Company may need to reduce selling prices. The realization of any of the foregoing could materially adversely affect our financial condition, results of operations, cash flows, or business.

We rely on key suppliers

Our ability to meet our customers' needs depends on our ability to maintain an uninterrupted supply of raw materials, energy (including biomass, oil, natural gas, electricity, and fuel) and finished goods from third-party suppliers. More specifically, we source cotton, cotton-based yarns, polyester fibers, chemicals, dyestuffs, and trims primarily from a limited number of outside suppliers. Our business, results of operations, and financial condition could be negatively affected if there is a significant change in our relationship with any of our principal suppliers of raw materials, energy or finished goods, or if any of these key suppliers have difficulty sourcing cotton fibers and other raw materials, experience production disruptions, fail to maintain production quality, fail to qualify under our social compliance program, violate labour laws and regulations, experience transportation disruptions or encounter financial difficulties. These events can result in lost sales, cancellation charges, or excessive markdowns, all of which can materially adversely affect our financial condition, results of operations, cash flows and business.


The success of our marketing, promotional, and innovation programs

Ineffective advertising, marketing, promotional and innovation programs could inhibit our ability to maintain brand relevance and could ultimately decrease sales. While we use social media, websites, mobile applications, email, print and television to promote our products and attract customers, some of our competitors may expend more for their programs than we do, or use different approaches than we do that prove more successful, any of which may provide them with a competitive advantage. We invest in product innovation in an effort to drive consumer interest in, and increase demand for, our products and to differentiate our products in the market, though some of our competitors' innovation programs may be better funded or be more positively received by consumers, resulting in a competitive advantage for those competitors. If our programs are not effective or require increased expenditures that are not offset by increased sales, our financial condition, results of operations, cash flows or business could be materially adversely affected.

The Company's level of indebtedness could have a variety of consequences on the Company's business and operations

As at February 25, 2026, the outstanding principal amount of the Company's long-term indebtedness amounted to $4,313.7 million (including current portion of $450.0 million). The Company's level of indebtedness, which may vary from time to time based on the Company's operations and other events and which has increased in fiscal 2025 compared to Gildan's historical level of borrowings as a result of the acquisition of HanesBrands, could have a variety of consequences on the Company's business and operations, including the following: a portion of cash flows from operations dedicated to the payment of interest on the indebtedness and other financial obligations will not be available for other purposes, including funding the operations and capital expenditures and future business opportunities; the Company's ability to obtain additional financing for working capital and general corporate purposes may be limited or may be available on generally less favorable terms; the Company's ability to engage in specified types of transactions or in planning for, or reacting to, changes in the business and in the industry in general may be impacted; and the Company may be more vulnerable to a downturn in general economic conditions and adverse industry conditions. Depending on the circumstances and the relative impact of the foregoing consequences, the level of indebtedness of the Company could materially adversely affect the Company's financial condition, results of operations, cash flows, or business.

Furthermore, certain of Gildan's existing credit agreements and the trust indentures governing the senior unsecured notes issued by the Company contain restrictive covenants that, subject to certain exceptions, limit the ability of the Company and the other credit parties thereto, to, among other things, incur, assume, or permit to exist additional secured or unsecured indebtedness or guarantees or engage in certain transactions. Certain of Gildan's existing credit agreements also require the Corporation to comply, on a consolidated basis, with specified financial ratios. The Company may also incur future indebtedness that might subject it to additional covenants and restrictions that could affect its financial and operational flexibility. The Company's ability to comply with the covenants and restrictions contained in the instruments governing its indebtedness may be affected by economic, financial and industry conditions beyond its control. A breach of any of these covenants or restrictions could result in a default under the applicable debt instrument and the application of cross-default or cross-acceleration provisions in other instruments. This could prevent the Company from pursuing certain business opportunities or otherwise materially adversely affect the Company's financial condition, results of operations, cash flows, or business.

We may be negatively impacted by climate, political, social, and economic risks, natural disasters, pandemics, and endemics in the countries in which we operate or from which we source production

The majority of our products are manufactured in Central America, the Caribbean, and Asia, as described in the section entitled "Our operations" in this MD&A. We also source finished goods from a limited number of third-party suppliers, primarily in Asia. Some of the countries in which we operate or source from have experienced political, social, and economic instability in the past, and we cannot be certain of their future stability. In addition, most of our facilities and those of our key suppliers are located in geographic regions that are exposed to the risk of, and have experienced in the past, hurricanes, floods, earthquakes, pandemics, and endemics. Any such events in the future could materially adversely affect our financial condition, results of operations, cash flows, or business.



The following conditions or events could disrupt our supply chain, interrupt operations at our facilities or those of our suppliers and customers, increase our cost of sales and other operating expenses, result in a loss of sales, asset losses, or require additional capital expenditures to be incurred:

- fires, extraordinary weather conditions, or natural disasters, such as hurricanes, tornadoes, floods, extreme heat, droughts, tsunamis, typhoons, and earthquakes;
- pandemics;
- political instability, social and labour unrest, human rights violations, war, or terrorism;
- disruptions in port activities, shipping and freight forwarding services; and
- interruptions in the availability of basic services and infrastructure, including power and water shortages.

Our insurance programs do not cover every potential loss associated with our operations, including potential damage to assets, lost sales and profits, and liability that could result from the aforementioned conditions or events. In addition, our insurance may not fully cover the consequences resulting from a loss event, due to insurance limits, sub-limits, or policy exclusions. Furthermore, we may not always be able to obtain adequate insurance coverage in regions in which we operate that have a higher likelihood of experiencing natural disasters. Any occurrence not fully covered by insurance could have a materially adversely affect our financial condition, results of operations, cash flows or business.

Compliance with laws and regulations in the various countries in which we operate and the potential negative effects of litigation and/or regulatory actions

Our business is subject to a wide variety of laws and regulations across all of the countries in which we do business, which involves the risk of legal and regulatory actions regarding such matters as international trade, sanctions or other trade restrictions, lobbying or similar activities, competition, taxation, corporate and securities legislation, environmental, health and safety, labour and employment practices, human rights including modern slavery legislation, product liability, intellectual property infringement, licensing and permits, data privacy, bankruptcies, and other claims. Some of these compliance risks are further described in this "Risks and uncertainties" section of the MD&A. In the event of non-compliance with such laws and regulations, we may be subject to regulatory actions, claims and/or litigation which could result in fines, penalties, claim settlement costs or damages awarded to plaintiffs, legal defense costs, product recalls and related costs, remediation costs, the detainment of goods by government bodies, incremental operating costs and capital expenditures to improve future/ongoing compliance, and damage to the Company's reputation. In addition, non-compliance with certain laws and regulations could result in regulatory actions that could temporarily or permanently restrict or limit our ability to conduct operations as planned, potentially resulting in lost sales, closure costs, and asset write-offs. Due to the inherent uncertainties of litigation or regulatory actions in both domestic and foreign jurisdictions, we cannot accurately predict the ultimate outcome of any such proceedings.

Laws and regulations are constantly changing and are often complex, and future compliance cannot be assured. Changes necessary to maintaining compliance with these laws and regulations may increase future compliance costs and could otherwise materially adversely affect our financial condition, results of operations, cash flows or business.

As part of the regulatory and legal environments in which we operate, Gildan is subject to anti-bribery laws that prohibit improper payments directly or indirectly to government officials, authorities, or persons defined in those anti-bribery laws in order to obtain business or other improper advantages in the conduct of business. Failure by our employees, subcontractors, suppliers, agents, and/or partners to comply with anti-bribery laws could impact Gildan in various ways that include, but are not limited to, criminal, civil and administrative legal sanctions, negative publicity, and could have a negative effect on our reputation as well as our business, results of operations, and financial condition.

We rely on certain international trade (including multilateral and bilateral) agreements and preference programs and are subject to evolving international trade regulations

As a multinational corporation, we are affected by import tariffs, including the potential imposition of anti-dumping or countervailing duties or other trade remedies on our raw materials and finished goods, international trade legislation, and bilateral and multilateral trade agreements, trade preference programs, and trade incentives in the countries in which we operate, source, and sell products. To remain globally competitive, we have situated our manufacturing facilities in strategic locations to benefit from various free trade agreements and trade preference programs. Furthermore, management monitors new developments and evaluates risks relating to trade, including the application and eligibility of incentives, anti-dumping and countervailing duties, tariffs, quantitative limitations, and proposed trade remedies or restrictions that could impact our approach to global manufacturing and sourcing, and adjusts accordingly as needed.



The Company relies on a number of preferential trade programs which provide duty-free access to the U.S. market for goods meeting specified rules of origin, including the Dominican Republic - Central America - United States Free Trade Agreement (CAFTA-DR), the Caribbean Basin Trade Partnership Act (CBTPA), and the Haiti Economic Lift Program (HELP) previously referred to as the Haitian Hemispheric Opportunity through Partnership Encouragement Act (HOPE). Collectively, these agreements strengthen U.S. economic relations and expand trade with Central America, the Dominican Republic, and Haiti, where we have substantial manufacturing operations and activities. The Company also relies on preferential trade agreements to access the European Union, Canada, and other markets. Changes to trade agreements, trade preference programs, or trade incentives on which the Company currently relies or the entry into force of trade restrictions or additional tariffs may negatively impact our global competitive position. Additionally, macroeconomic factors such as inflation precipitated by the implementation of new U.S. tariffs or retaliatory tariffs by other countries may erode consumer purchasing power, the impact of which is impossible to predict. This uncertainty, combined with the recent indications by the U.S. government of potential new tariffs or other trade restrictions on imports from various trading partners, could create additional risks for our business. The consequences of these measures, including potential supply chain disruptions, increased costs, and shifts in global trade flows, may further impact our competitive position in key markets. The likelihood that the agreements, preference programs and trade incentives around which we have built our manufacturing supply chain will be modified, repealed, phased-out, or allowed to expire, and the extent of the impact of such changes on our business, also cannot be determined with certainty.

Recently, an increasing U.S. focus on domestic manufacturing has drawn worldwide attention. While a significant proportion of our manufacturing costs originate in the United States, the Company also has significant operations and sourcing outside the United States. There is no assurance that the recent and continuing focus in this area may not attract negative publicity on the Company and its activities, or lead to adverse changes in the international trade agreements and preference programs on which the Company currently relies, the implementation of additional tariffs on imports of our raw materials or finished goods into the United States, or further U.S. tax reform that could increase our effective income tax rate. Furthermore, the imposition of non-tariff barriers by the countries into which we sell our products internationally may also impact our ability to service such markets. Any of these outcomes could negatively impact our ability to compete effectively or otherwise materially adversely affect our financial condition, results of operations, cash flows or business.

Many trade agreements provide for the application of special safeguards in the form of reinstatement of normal duties if increased imports constitute a substantial cause of serious injury, or threat thereof, to a domestic industry. The likelihood that a safeguard or similar trade remedies will be adopted and the extent of its impact on our business cannot be determined with certainty.

Furthermore, the imposition of any new import tariffs in the countries in which we operate or in countries in which our competition operate may negatively or positively impact our global competitive position. For example, United States laws provide for the application of anti-dumping or countervailing duties on imports of products into the United States where determinations are made by the relevant agencies that such imported products are being sold at less than "fair value" in the case of anti-dumping determinations, or have been subsidized by a foreign government, in the case of countervailing duty determinations, and that such imports are causing a material injury to the domestic industry. The mechanism to implement anti-dumping and countervailing duties is available to every World Trade Organization member country.



In 2025, the United States introduced country-specific "reciprocal" tariffs on dozens of countries, many of which were implemented pursuant to the IEEPA, and subsequently negotiated bilateral trade agreements with certain countries establishing specific rates and exemptions. For example, in January 2026, the United States signed trade agreements with El Salvador and Guatemala, under which certain apparel articles that qualify as originating under the CAFTA-DR rules of origin will not be subject to the 10% reciprocal tariff (or the ordinary duties). In February 2026, the United States announced a trade agreement with Bangladesh that will set the reciprocal tariff on Bangladesh goods at 19% while also establishing a mechanism to allow certain apparel articles to be imported to the United States free of reciprocal tariffs in quantities yet to be agreed. In addition, prior to February 2026, the United States had imposed additional duties under IEEPA on imports from Mexico and Canada that did not meet the rules of origin of the U.S.-Mexico-Canada Agreement ("USMCA"), as well as a default 10% reciprocal tariff on countries not assigned or agreeing to a specific rate, such as Honduras. However, on February 20, 2026, the Supreme Court of the United States invalidated the U.S. Administration's tariff measures imposed under IEEPA, eliminating the legal basis for continued collection of those duties, including as applied to imports from countries party to the CAFTA-DR. In response, the U.S. Administration indicated that, notwithstanding the Court's ruling, it intends to pursue alternative statutory mechanisms to impose tariffs, including a temporary 10% ad valorem duty under Section 122 of the Trade Act of 1974 for a period of 150 days beginning February 24, 2026. This duty applies broadly to imports but excludes goods qualifying for duty-free treatment under certain free trade agreements, including CAFTA-DR and USMCA. While recent administrative guidance has provided certain clarity regarding the timing and application of the revised tariff framework, including effective dates and withdrawal treatment for goods entered or admitted into foreign-trade zones, the level and structure of tariffs, and their effects, remain uncertain and difficult to predict. On February 21, 2026, the U.S. Administration publicly stated that it would raise such global tariffs from 10% to 15%, the maximum allowable rate under Section 122 of the Trade Act of 1974, although this higher rate had not yet been formally implemented as of the date hereof. While the U.S. Supreme Court's decision removes IEEPA as a legal basis for tariff collection going forward, other tariff programs and authorities remain in effect and continue to present potential cost and supply-chain impacts for the Company. See section 3.4 "Recent Events" for further details.

Additionally, the USMCA is undergoing a review by the United States, Canada and Mexico, as the parties must determine in July 2026 whether to extend the agreement, revise it, or allow it to expire in 2036, with each party having the right to withdraw from the pact with six months' notice. The impact of the imposition of such duties or any other measure, or changes to existing tariffs and measures, and trade agreements, cannot be determined with certainty.

The United States withdrew from the Trans-Pacific Partnership Agreement (TPP) in 2017, but the other negotiating countries went on to conclude the Comprehensive Progressive Trans-Pacific Partnership (CPTPP) in 2018. Thus far, Australia, Brunei, Canada, Chile, Japan, Malaysia, Mexico, New Zealand, Peru, Singapore, the United Kingdom (UK), and Vietnam have ratified and implemented CPTPP. CPTPP may negatively affect our competitive position in some of the countries in which we sell our products which, in turn, could materially adversely affect the Company's financial condition, results of operations, cash flows or business.

The European Union has an Association Agreement with Central America, including Honduras and Nicaragua, where we have production operations. The European Union also has preferential trade arrangements with other countries. Further, the European Union maintains a Generalized System of Preferences (GSP) and the Everything But Arms programs (EBA). These programs allow free or reduced duty entry into the European Union of qualifying articles, including apparel, from developing countries and least developed countries where we have manufacturing operations, including Haiti and Bangladesh. The European Union also affords preference to qualifying apparel from notable production venues including Vietnam, Myanmar and Pakistan, which could negatively impact our competitive position in the European Union. Since the UK left the European Union, it has established its own preferential trading arrangements with the Central American and CARIFOROM trade partners and its own Generalized System of Preferences program. Any changes to any of these agreements could have a negative impact on our operations.

China extends duty-free and quota-free trade benefits to apparel under the Asia-Pacific Trade Agreement and under a special preferential tariff program for least developed countries, including to chief-weight cotton apparel from Bangladesh. Changes to the agreement or preference program could have a negative impact on our operations. In 2021, the United Nations General Assembly passed a resolution to "graduate" Bangladesh from the least developed country category to the developing country category. Although, the resolution established a five-year grace period, and while countries are expected to afford Bangladesh a transition period post-graduation, this change in Bangladesh's status could lead to a reduction, termination, or phase-out of trade preferences or trade incentives for Bangladesh's exports to Canada, the European Union, the UK, Japan, the United States, Australia, and other countries, which may negatively affect our competitive position in some of the countries in which we sell our products.



Many Chinese imports into the United States are subject to additional trade remedy duties under section 301 of the Trade Act of 1974. The items on Lists 3 and, 4A, under this action include textiles and apparel. Currently, goods on List 3 are subject to 25 percent additional duty, and goods on List 4A, are subject to 7.5 percent additional duty. Imposition by the United States of any further duties on Chinese goods under these authorities, could negatively impact our operations. The implementation of new Section 201 or 301 remedies could negatively impact our operations by introducing the possibility of additional duties or trade restrictions, which could exacerbate supply chain disruptions and increase costs. These investigations also create an environment of uncertainty, making it challenging to plan long-term investments or maintain stable supplier relationships. Moreover, the implementation of Section 201 and 301 investigations carries the risk of escalating trade tensions, which can lead to retaliatory measures from affected trading partners. Such actions could disrupt access to key export markets, reduce global competitiveness, and strain cross-border supply chains. Any implementation of new Section 201 or 301 measures could have a negative impact on our operations.

The United States has determined that the mass detention and treatment of Uyghurs and other ethnic minorities in the Xinjiang Uyghur Autonomous Region (XUAR) of China constitutes forced labour. The Uyghur Forced Labor Prevention Act (UFLPA), which took effect on June 21, 2022, establishes a presumption that any goods produced or manufactured in whole or in part in XUAR were made with forced labour and are inadmissible into the United States unless importers present clear and convincing evidence that the goods were not made with forced labour. The United States has identified cotton products as a high enforcement priority. U.S. Customs and Border Protection ("CBP") can detain or, exclude shipments under the UFLPA. While we do not source product from the XUAR and have taken increased actions to ensure our entire supply chain is free of any form of modern slavery, including forced labour, there is nonetheless a risk, given the presence of XUAR origin cotton in global supply chains, that our business could be affected by these restrictions.

The U.S. Generalized System of Preferences program expired on December 31, 2020. Although the expired program did not include duty-free preference for textile and apparel products, any renewal of the program incorporating duty-free access of textiles and apparel into the U.S. for beneficiary countries could adversely impact our competitiveness in the United States.

The Regional Comprehensive Economic Partnership (RCEP) is a free trade agreement among Australia, Brunei, Cambodia, China, Indonesia, Japan, Laos, Malaysia, Myanmar, New Zealand, the Philippines, Singapore, South Korea, Thailand, and Vietnam. The agreement is currently in force among all signatories except Myanmar. Once ratified by all signatories, RCEP will be the world's largest free trade agreement based on member's gross domestic product. As the RCEP is implemented and utilized, it may negatively affect our competitive position in some of the countries in which we sell our products. Japan's Generalized System of Preferences scheme currently allows duty-free entry of qualifying goods from Bangladesh. Any change to Japan's GSP preference program could negatively impact our operations.

Overall, changes to trade agreements or trade preference programs that we leverage in our key country markets, or new agreements that liberalize access for our competitors, could negatively impact our competitiveness in those markets. The likelihood of such changes, or of modification, suspension, or termination of the agreements and preference programs around which we have built our manufacturing supply chain, and the extent of the impact on our business, cannot be determined with certainty.

In addition, the Company could be subject to customs audits as well as valuation and origin verifications in the various countries in which it operates. Although we believe that our customs compliance programs are effective at ensuring the eligibility of all goods manufactured for the preferential treatment claimed upon importation, and that we are in compliance with other applicable customs requirements, we cannot predict the outcome of any governmental audit or inquiry.

The Company operates three U.S. foreign trade zones (FTZs) at its distribution warehouses in North and South Carolina, and another one in Florida. While FTZs enhance efficiencies in the customs entry process and allow for the non-application of duty on certain goods distributed internationally, FTZs are highly regulated operations. The Company believes it has adequate systems and controls in place to manage the regulatory requirements associated with its FTZs, but we cannot predict the outcome of any governmental audit or examination of our FTZs.



Over the past two decades, governmental bodies have responded to the increased threat of terrorist activity by requiring greater levels of inspection of imported goods and imposing security requirements on importers, carriers, and others in the global supply chain. These added requirements may cause delays and increase costs in bringing imported goods to market. We believe we have effectively addressed these requirements to maximize velocity in our supply chain, but changes in security requirements or tightening of security procedures, for example, in the aftermath of a terrorist incident, could cause delays in our goods reaching the markets in which we distribute our products.

Textile and apparel articles are generally not subject to specific export restrictions or licensing requirements in the countries where we manufacture and distribute goods. However, unilateral and multilateral sanctions and trade disincentives on certain countries and persons are unpredictable. Moreover, they continue to evolve in response to economic and political events and could significantly impact our supply chain, capital investments, and our ability to service our customers. The impact of the imposition of sanctions and trade disincentives on products we import into the United States or other markets cannot be determined or predicted with certainty.

Factors or circumstances that could increase our effective income tax rate

The Company has a complex multinational tax structure and is subject to various tax laws and regulations in the jurisdictions in which it operates, including the global minimum tax regime developed by the Organisation for Economic Co-operation and Development (OECD), commonly referred to as Pillar Two, which became effective for the Company in 2024. As a result, the Company's effective income tax rate is influenced by, among other factors, the jurisdictional mix of profits and losses and changes in tax laws and regulations.

The Company's income tax filing positions and income tax provisions are based on interpretations of applicable tax laws in the jurisdictions in which it operates, including income tax treaties between various countries in which the Company operates as well as underlying rules and regulations with respect to transfer pricing on intercompany transactions. These interpretations involve judgments and estimates and may be challenged through government taxation audits that the Company is regularly subject to. Although the Company believes its tax filing positions are sustainable, we cannot predict with certainty the outcome of any audit undertaken by taxation authorities in any jurisdictions in which we operate, and the final result may vary compared to the estimates and assumptions used by management in determining the Company's consolidated income tax provision and in valuing its income tax assets and liabilities. Depending on the ultimate outcome of any such audit, there may be a negative impact on the Company's financial condition, results of operations, and cash flows. In addition, if the Company were to receive a tax reassessment by a taxation authority prior to the ultimate resolution of an audit, the Company could be required to submit an advance deposit on the amount reassessed.

The Company's overall effective income tax rate may also be adversely affected by the following: changes to current domestic laws in the countries in which the Company operates; changes to or terminations of the income tax treaties the Company currently relies on; an increase in income and withholding tax rates; changes to free trade and export processing zone rules in certain countries where the Company is currently not subject to income tax; changes in domestic laws and income tax treaties that may result from the OECD initiatives against base erosion and profit shifting (BEPS), including changes to guidance regarding the interpretation and application of domestic laws, free trade and export processing zones, and income tax treaties; increases in the proportion of the Company's overall profits being earned in higher tax rate jurisdictions due to changes in the locations of the Company's operations or business model; or other factors.

We have unrecognized deferred income tax liabilities for the undistributed profits of our subsidiaries, for which we currently have no intention to repatriate these profits. If our expectations or intentions change in the future, we could be required to recognize a charge to earnings for the tax liability relating to the undistributed profits of our subsidiaries, which would also result in a corresponding cash outflow in the years in which the earnings would be repatriated. As at December 28, 2025, the estimated income tax liability that would result in the event of a full repatriation of these undistributed profits is approximately $206 million.

Provisions for uncertain tax positions are measured at the best estimate of the amounts expected to be paid upon ultimate resolution. The Company's overall effective income tax rate is impacted by its assessment of uncertain tax positions and whether additional taxes and interest may be due. The Company's assessment of uncertain tax positions may be negatively affected as a result of new information, a change in management's assessment of the technical merits of its positions, changes to tax laws, administrative guidance, and the conclusion of tax audits.


Compliance with environmental and health and safety regulations

We are subject to various federal, state, and local environmental, social and occupational health and safety laws and regulations in the jurisdictions in which we operate, concerning, among other things, environmental licenses, wastewater discharges, air emissions, storm water flows, waste disposal, and fire permits. Our manufacturing plants generate some quantities of waste, which are recycled, repurposed, or disposed of by licensed waste management companies. Although we believe that we are currently in compliance in all material respects with the regulatory requirements of those jurisdictions in which our facilities are located, the extent of our liability, if any, for failures to comply with laws, regulations, and permits applicable to our operations cannot be reasonably determined.

In line with our commitment to the environment, as well as to the health and safety of our employees, we incur capital and other expenditures each year that are aimed at achieving compliance with current environmental standards. There can be no assurance that future changes in federal, state, local, or other regulations, interpretations of existing regulations or the discovery of currently unknown problems or conditions will not require substantial additional environmental remediation expenditures, fines/penalties, or result in a disruption to our supply chain, any of which could materially adversely affect our financial condition, results of operations, cash flows or business.

Global climate change could have an adverse impact on our business

In recent years we have seen certain effects related to climate change largely driven by extreme weather events (e.g., hurricanes, flooding, fires, severe storms, cyclones, water scarcity etc.), which may have financial implications for the business. Our operations in Central America, South America, the Caribbean, the United States, and Asia have been subjected to an increase in severe weather events. For example, in November 2020, our Central American operations were impacted by back-to-back hurricanes, necessitating a temporary shutdown of these facilities. While the Company is making additional investments to improve the resiliency of its manufacturing facilities to extreme weather events, nonetheless, such future events could slow and/or halt production due to physical damage to our assets; result in increased employee absenteeism and reduced worker productivity in order to address incremental safety measures during extreme weather conditions; and/or result in supply chain disruptions limiting transportation of supplies or delivery of goods. Additionally, longer-term, chronic shifts in weather patterns may result in rising sea levels, or declining freshwater availability and quality, extreme heat as well as increased duration, intensity and frequency of weather events, all of which could restrict the capacity and cost effectiveness of our operations and impact the cost and availability of key raw materials such as cotton.

Climate-related transition risks that we could be exposed to and adversely affected by include (but are not limited to) the following: the impact of changes in government policies, laws and regulations; changes in market conditions; consumer preferences and attitudes affecting their spending behavior; increased reputational risk for failing to meet evolving stakeholder and consumer expectations; and impacts related to adopting new technologies. In some of the regions in which we operate, government policies are evolving to support the transitioning to a low carbon economy by implementing climate and sustainability-related legislation and regulations, including carbon pricing proposals, mandates for emission reductions and supply chain mapping disclosures.

The emergence of greenwashing and social washing legislation presents significant risks for companies across multiple fronts, including Gildan, given its global sales presence. The Company faces heightened litigation and reputational risks globally, with stakeholders such as suppliers, investors, and business partners scrutinizing its sustainability and social practices as well as disclosures and claims, potentially impacting brand value and relationships. Additionally, the lack of consistent legal requirements across jurisdictions and rapidly evolving regulatory landscapes worldwide represents an additional challenge for Gildan. Legal consequences, supply chain disruptions, and competitive disadvantages underscore the importance of prioritizing due diligence over Company and product-level claims and disclosures.


Scope 1, 2 and 3 emissions reduction targets:
Gildan has established a sustainability strategy which in part is aimed at meeting stakeholder expectations and mitigating the various climate change risks. This strategy includes setting and pursuing targets as further described in section 4.0 of this MD&A entitled "Strategy". Our ability to lower GHG emissions on both an absolute basis and in respect of our 2030 reduction targets is subject to numerous risks and uncertainties, including our ability to identify, develop and implement new technologies and processes at a reasonable long-term cost that aligns with our low-cost production model; securing key management expertise specific to required technologies; and our ability to continue to finance these investments over the long-term. Additionally, there can be no assurance that we will achieve our targets on a timely basis or at all, or satisfy evolving government legislation. Also, our actions taken to implement these objectives may expose us to certain additional heightened financial and operational risks, including potentially limiting capacity expansion plans, business acquisition opportunities and other growth initiatives. Additionally, costs related to implementing our sustainability strategy as it relates to climate change and environmental initiatives may be higher than anticipated, and we may not be able to pass on higher costs to our customers. The rate of progress towards our targets could also expose us to reputational and litigation risks

Increasingly, investors and other stakeholders are monitoring and assessing companies on climate-related performance. Failure to achieve our GHG targets, or a perception among investors that our targets lack ambition and/or are deemed to be insufficient, could adversely affect the Company's reputation and ability to attract capital. The Company's ability to access capital may also be negatively affected in the event that financial institutions, investors, rating agencies and/or lenders adopt more restrictive decarbonization policies that the Company may not meet.

Overall, the physical and transitional risks relating to the effects of climate change on our business both in the short and long term are complex and highly uncertain. There can be no assurance that we will be successful in mitigating these risks, and if we are not successful in this regard, such outcome could heighten other business risks described in this MD&A and have an adverse effect on our future sales, competitive position and market share, financial position, profitability, cost structure, capital expenditure requirements, capacity, growth plans, distribution network, supply chain, sources of financing, reputation, and our ability to achieve our strategic financial and ESG objectives.

Compliance with product safety regulations
We are subject to consumer product safety laws and regulations that could affect our business. In the United States, we are subject to the Consumer Product Safety Act, the Federal Hazardous Substances Act, the Flammable Fabrics Act, the Toxic Substances Control Act, and associated rules and regulations. These statutes and regulations include requirements for testing and certification for flammability of wearing apparel, for lead content and lead in surface coatings in children's products, and for phthalate content in childcare articles, including plasticized components of children's sleepwear. We are also subject to similar laws and regulations, and to additional warning and reporting requirements, in specific U.S. states in which we sell our products.

In Canada, we are subject to similar laws and regulations, including the Hazardous Products Act and the Canada Consumer Product Safety Act. In the European Union, we are also subject to the General Product Safety Regulation and the Registration, Evaluation, Authorization and Restriction of Chemicals (REACH), which places responsibility on all manufacturers to identify and manage the risks that chemical substances may pose to human health and to the environment. We are also subject to similar laws and regulations in the other jurisdictions in which we sell our products.

Compliance with existing and future product safety laws and regulations and enforcement policies may require that we incur costs, which may be significant. Non-compliance with applicable product safety laws and regulations may result in substantial fines and penalties, costs related to the recall, replacement and disposal of non-compliant products, as well as negative publicity which could harm our reputation and result in a loss of sales. Our customers may also require us to meet existing and additional consumer safety requirements. Although we believe that we comply in all material respects with applicable product safety laws and regulations in the jurisdictions in which we operate, the extent of our liability and risk of business interruption, if any, due to failures to comply with laws, regulations, and permits applicable to our operations cannot be reasonably determined.



We may be negatively impacted by changes in our relationship with our employees or changes to domestic and foreign employment regulations

We employ approximately 80,000 employees worldwide. As a result, changes in domestic and foreign laws governing our relationships with our employees, including wage and human resources laws and regulations, fair labour standards, overtime pay, unemployment tax rates, workers' compensation rates, and payroll taxes, would likely have a direct impact on our operating costs. The majority of our employees are employed outside Canada and the United States. A significant increase in wage rates or the cost of benefit programs in the countries in which we operate could have a negative impact on our operating costs which, in turn, could materially adversely affect our financial condition, results of operations, cash flows or business.

The Company has historically been able to operate in a productive manner in all of its manufacturing facilities without experiencing significant labour disruptions, such as strikes or work stoppages. Many of our employees are members of labour organizations, and the Company is party to a number of collective bargaining agreements, primarily relating to its manufacturing operations in Central America and Asia. Several collective agreements to which the Company is a party are due to expire at various times in the future. An inability to renew these collective agreements on mutually agreeable terms, as they become subject to renegotiation from time to time, could result in work stoppages or other labour disturbances such as strikes, walkouts or lock-outs, and/or increased costs of labour, which could adversely affect our ability to deliver products and services in a timely manner and on budget and could adversely affect our financial condition and results. If labour relations were to change or deteriorate at any of our facilities or any of our third-party contractors' facilities, this could negatively affect the productivity and cost structure of the Company's manufacturing operations, and our ability to effectively service customers which may result in lost sales.

We may experience negative publicity as a result of actual, alleged, or perceived violations of labour laws or international labour standards, unethical labour, and other business practices

We are committed to ensuring that all of our operations and contractor operations comply with our internal Code of Conduct, applicable local and international laws, other applicable standards, and the codes and principles to which we subscribe, including those of the Fair Labor Association (FLA) and the Worldwide Responsible Accredited Production (WRAP). While the majority of our manufacturing operations are conducted through Company-owned facilities, we also utilize third-party contractors, which we do not control, to complement our vertically integrated production. If one of our own manufacturing operations or one of our third-party contractors or sub-contractors violates or is accused of violating local or international labour laws or other applicable regulations, or engages in labour or other business practices that would be viewed, in any market in which our products are sold, as unethical, we could experience negative publicity which could harm our reputation or the social acceptability of our products, which could impact our ability to retain existing customers or attract new ones and result in a loss of sales, which, in turn, could have a material adverse effect on our financial condition, results of operations, business or cash flows.

Our ability to protect our intellectual property rights

Our trademarks are important to our marketing efforts and have substantial value. We aggressively protect these trademarks from infringement and dilution through appropriate measures including court actions and administrative proceedings; however, the actions we have taken and expect to continue to take to establish and protect our trademarks and other intellectual property may not be adequate. We cannot be certain that others will not imitate our products or infringe our intellectual property rights. Infringement or counterfeiting of our products could diminish the value of our brands or otherwise negatively affect our business. In addition, unilateral actions in the United States or other countries, such as changes to or the repeal of laws recognizing trademark or other intellectual property rights, could have an impact on our ability to enforce those rights.

From time to time, we are involved in opposition and cancellation proceedings with respect to our intellectual property, which could affect its validity, enforceability, and use. The value of our intellectual property could diminish if others assert rights in, or ownership of, or oppose our applications to register our trademarks and other intellectual property rights. In some cases, there may be trademark owners who have or claim prior rights to our trademarks or to similar trademarks, which could harm our ability to sell products under or register such trademarks. In addition, we have registered trademarks in certain foreign jurisdictions and the laws of foreign countries may not protect our intellectual property rights to the same extent as do the laws of the United States or Canada. We do not own trademark rights to all of our brands in all jurisdictions, which may limit the future sales growth of certain branded products in such jurisdictions. Furthermore, actions we have taken to protect our intellectual property rights may not be adequate to prevent others from seeking to invalidate our trademarks or block sales of our products as a violation of the trademarks and intellectual property rights of others.



In some cases, litigation may be necessary to protect our trademarks and other intellectual property rights, to enforce our rights or defend against claims by third parties alleging that we infringe, dilute, misappropriate, or otherwise violate third-party trademark or other intellectual property rights. Any litigation or claims brought by or against us, whether with or without merit, and whether successful or not, could result in substantial costs and diversion of our resources, which could have a negative effect on our business, financial condition, results of operation and cash flows. Any intellectual property litigation claims against us could result in the loss or compromise of our intellectual property rights, could subject us to significant liabilities, require us to seek licenses on unfavorable terms, if available at all, and/or require us to rebrand our products and services, any of which could materially adversely affect our business, results of operations, financial condition, and cash flows.

Our ability to protect the strength and reputation of our brands

Many of our brands have worldwide recognition, and our financial success is directly dependent on the success of our brands. The success of a brand can suffer if our marketing plans or product initiatives do not have the desired impact on a brand's image or its ability to attract consumers. Our results could also be negatively impacted if one of our brands suffers substantial harm to its reputation due to a significant product recall, product-related litigation or the sale of counterfeit products. Brand value could also diminish significantly due to a number of other factors, including changing consumer attitudes regarding social issues and consumer perception that we have acted in an irresponsible manner. The growing use of social and digital media by consumers increases the speed and extent that information and opinions can be shared. Negative or inaccurate postings or comments on social media or networking websites about our Company, its practices or one of its brands could generate adverse publicity that could damage the reputation of our brands.

We also license some of our important trademarks to third parties. Although we make concerted efforts to protect our brands through quality control mechanisms and contractual obligations imposed on our licensees, there is a risk that some licensees may not be in full compliance with those mechanisms and obligations. If the reputation of one or more of our brands is significantly eroded as a result, our financial condition, results of operations, cash flows or business could be materially adversely affected.

We rely significantly on our information systems for our business operations

We place significant reliance on our information systems. Our information systems consist of a full range of supply chain and financial systems. The systems include applications related to product development, planning, manufacturing, distribution, sales, human resources, analytics, and financial reporting. We depend on our information systems to operate our business and make key decisions. These activities include forecasting demand, purchasing raw materials and supplies, designing products, scheduling and managing production, selling to our customers, responding to customer, supplier and other inquiries, managing inventories, shipping goods on a timely basis, managing our employees, and summarizing results. There can be no assurance that we will not experience operational problems with our information systems as a result of system failures, viruses, information security incidents, cyber security incidents, disasters or other causes, or in connection with upgrades to our systems or implementation of new systems. In addition, there can be no assurance that we will be able to timely modify or adapt our systems to meet evolving requirements of our business. Any material disruption or slowdown of our systems could cause operational delays and other impacts that could materially adversely affect our financial condition, results of operations, cash flows or business.



We may be negatively impacted by data security breaches or data privacy violations
Our business involves the regular collection, use and sharing of sensitive and confidential information regarding employees, customers, business partners, vendors, and other third parties. These activities are highly regulated, and privacy and information security laws are complex and constantly changing. Non-compliance with these laws and regulations can lead to legal liability and reputational risk. Furthermore, an information technology system failure or non-availability, cyber security incident, or breach of systems could disrupt our operations, cause the loss of, corruption of, or unauthorized access to business information and data, compromise confidential information, or expose us to regulatory investigation, litigation, fines, contractual penalties and financial losses. Divergent technology systems inherited through business acquisitions increase complexity and potential exposure. We use a risk-based approach to mitigating information security risk and data privacy risk. We continue to invest in and improve our data privacy practices, data security threat protection, detection and mitigation policies, procedures and controls, and awareness campaigns to enhance data protection. We seek to detect and investigate all incidents and to prevent their occurrence or recurrence. Senior leadership provides updates to the Corporate Governance and Social Responsibility Committee of any major data security or privacy issues on a quarterly basis, provides quarterly information security reports to the Audit and Finance Committee, provides strategic updates to the Board of Directors on an annual basis, and has a process in place to communicate time sensitive issues to the Board on an as-needed basis. We are unaware of any material data security or privacy issues over the past three years, and expenses incurred from data security breaches and privacy violations have been negligible over this period. However, given the highly evolving nature and sophistication of security threats, data privacy laws, and our dependence upon third party data sharing, the impact of any future incident cannot be easily predicted or mitigated, and the costs related to such incidents may not be fully insured or indemnified by other means.

Rapid developments in artificial intelligence (AI) could adversely impact our business
AI capabilities are continuing to develop rapidly and are becoming more generally available, increasing the risk that AI could become disruptive to our business. Failure to keep pace with the advancement of new technologies such as AI could impact our competitive advantage and negatively affect our business, financial condition, and results of operations.

Implementation and reliance on new technologies, including machine learning and generative AI, within the Company and through third-party providers, increase the risk that flaws in algorithms, processes, or data may result in inaccurate decisions and potentially increase the cost of operational or cybersecurity related interruptions. Leveraging these new and rapidly evolving technologies may also increase other risks such as risks relating to indirect infringement on intellectual property or privacy and could carry social or ethical implications including unintended bias that could increase reputational risk and potentially result in regulatory fines or penalties. Future legislative action limiting or otherwise regulating the use of these technologies could also adversely impact our ability to operate using them, which, in turn, could negatively affect our business, financial condition and results of operations.

There is also a risk that AI could be used to infringe upon our intellectual property, impersonate our people, falsely represent our products, or be used in other ways that could result in operational or reputational harm.

We depend on key management and our ability to attract and/or retain key personnel
Our success depends upon the continued contributions of our key management, some of whom have unique talents and experience and would be difficult to replace in the short term. The loss or interruption of the services of a key executive could have a negative effect on our business during the transitional period that would be required to restructure the organization or for a successor to assume the responsibilities of the key management position. Our future success will also depend on our ability to attract, hire and retain key managers, including manufacturing, sales and other personnel. Experienced and highly skilled employees are in high demand and competition for these employees can be intense, and our ability to attract, hire and retain them depends on our ability to provide competitive compensation. We may not be able to attract, hire or retain these employees, which could materially adversely affect our financial condition, results of operations, cash flows or business.

See section 3.4 "Recent Events" for a discussion on the tariffs imposed by the U.S. administration and related risks and uncertainties.


16.0 Definition and reconciliation of non-GAAP financial measures and related ratios

We use non-GAAP financial measures, as well as non-GAAP ratios to assess our operating and financial performance, financial condition and leverage, and liquidity. The terms and definitions of the non-GAAP financial measures used in this MD&A and a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure are provided below. The non-GAAP financial measures are presented on a consistent basis for all periods presented in this MD&A. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Non-GAAP financial measures and related ratios

In this MD&A we use the following non-GAAP financial measures (on a continuing operations basis): adjusted net earnings, adjusted earnings before income taxes, adjusted income tax expense, adjusted gross profit, adjusted SG&A expenses, adjusted operating income, adjusted EBITDA. We also use the following non-GAAP ratios (on a continuing operations basis): adjusted diluted EPS, adjusted effective income tax rate, adjusted gross margin, adjusted SG&A expenses as a percentage of net sales, adjusted operating margin and adjusted RONA. These financial metrics are used to measure our performance and financial condition from one period to the next, which excludes the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating and financial performance, and because we believe such measures provide meaningful information on the Company's operating and financial performance and financial condition. Excluding these items does not imply they are non-recurring. Free cash flow is a non-GAAP financial measure that is presented including both continuing and discontinued operations, as this best represents the measure of the Company's ability to pay off incurred debt to manage its capital structure. We also use non-GAAP financial measures which include both total debt and net debt (including assets and liabilities held for sale), net debt leverage ratio (including assets and liabilities held for sale and both continuing and discontinued operations), as well as working capital excluding assets and liabilities held for sale.

Certain adjustments to non-GAAP measures

As noted above certain of our non-GAAP financial measures and ratios exclude the variation caused by certain adjustments that affect the comparability of the Company's operating and financial results and could potentially distort the analysis of trends in its business performance. Starting this quarter, the non-GAAP financial measures referred to in this MD&A are presented for continuing operations (unless otherwise noted) and therefore exclude the results from discontinued operations. Discontinued operations include the results from the HAA operations, which have been classified as held for sale and reported as discontinued operations as of December 1, 2025, the date of closing of the Hanes acquisition. The change has no impact on the comparative periods and financial measures previously reported by the Company since the acquisition of HanesBrands was completed in the fourth quarter of 2025 and results from the HanesBrands operations (including HAA) were therefore not included in the Company's results in respect of prior financial years or interim periods. Adjustments which impact more than one non-GAAP financial measure and ratio are explained below:

Restructuring and acquisition-related costs (recoveries)

Restructuring and acquisition-related costs (recoveries) are comprised of costs directly related to significant exit activities, including the closure of business locations and sale of business locations or the relocation of business activities, significant changes in management structure, as well as transaction, exit, and integration costs incurred pursuant to business acquisitions. Restructuring and acquisition-related costs are included as an adjustment in arriving at adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted earnings before income taxes, adjusted diluted EPS, and adjusted EBITDA. Restructuring and acquisition-related costs were $120.6 million for the fiscal year ended December 28, 2025 (2024 - $5.3 million (recoveries), 2023 - $45.8 million). Subsection 5.6.5 entitled "Restructuring and acquisition-related costs" in this MD&A contains a detailed discussion of these costs.

Inventory fair value step-up cost recorded as part of the Hanes business acquisition (new adjustment in 2025)

In accordance with IFRS 3 Business Combinations, acquired inventory must be recognized and measured at its acquisition-date fair value. This fair value measurement for work in progress and finished goods inventory (based on estimated selling prices in the ordinary course of business, minus the sum of the costs completion of production of the inventory, selling and a reasonable profit margin for the completion and selling effort) resulted in an increase to Hanes' historical carrying amount of inventory recognized in the purchase price allocation. Such amount, is subsequently recognized as an increase to cost of goods sold in the months following the acquisition as goods resulting from such inventory are sold ($35.4 million in fiscal 2025). The inventory is expected to turn over within approximately eight months. As a result, this adjustment is not expected to recur beyond one year. The impact of this step-up cost was included as an adjustment in arriving at adjusted gross profit, adjusted gross margin, adjusted operating income, adjusted operating margin, adjusted earnings before income taxes, adjusted income tax expense, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.



Bridge facility commitment fees, net interest expense incurred on bond issuance prior to Hanes transaction close, and gain on debt redemption net of debt breakage fee (new adjustments in 2025)
During fiscal 2025, the Company incurred financing related fees of $8.7 million (net) in connection with the issuance of new debt and the redemption of Hanes' debt, including bridge facility commitment fees of $9.3 million, net interest expense incurred on bond issuance prior to Hanes transaction close of $2.9 million, and a gain on debt redemption net of debt breakage fee of $3.5 million. The preceding items are included as adjustments in arriving at adjusted earnings before income taxes, adjusted income tax expense, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

Foreign tax credit benefit (new adjustment in 2025)
During fiscal 2025, the Company incurred a tax recovery of $9.5 million in connection with a foreign tax credit benefit which Hanes became eligible for in the post-acquisition period. Hanes is able to utilize foreign tax credits that are born on the last day of the taxable year, and as a result the full-year foreign tax credit benefit was recognized in the one-month period post acquisition. The foreign tax credit benefit is included as an adjustment in arriving at adjusted income tax expense, adjusted net earnings, and adjusted diluted EPS.

Impairment (Impairment reversal) of intangible assets, net of write-downs
During the fourth quarter of fiscal 2023 we reported an impairment reversal of $41 million relating to the Hosiery CGU. There was no impairment or reversal of impairment identified during fiscal 2024 and fiscal 2025. Impairment charges and impairment reversals are included as adjustments in arriving at adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

Net insurance losses (gains)
There were no net insurance gains in fiscal 2024 and fiscal 2025. Net insurance gains of $77 million in fiscal 2023 related to the two hurricanes which impacted the Company's operations in Central America in November 2020. Net insurance gains relate to the recognition of insurance recoveries for business interruption losses and insurance recoveries for damaged equipment. Insurance gains relating to recoveries for business interruption losses of $74 million for fiscal 2023 were recorded in insurance gains, and included as an adjustment in arriving at adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA. Net insurance gains relating mainly to recoveries for damaged equipment, salary and benefits for idle employees of $3 million for fiscal 2023 were recorded in cost of sales and included as an adjustment in arriving at adjusted gross profit and adjusted gross margin, adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

Gain on sale and leaseback
During the first quarter of 2023, the Company recognized a gain of $25 million ($15.5 million after reflecting $9.5 million of income tax expense) on the sale and leaseback of one of our distribution centres located in the U.S. The impact of this gain was included as an adjustment in arriving at adjusted operating income, adjusted operating margin, adjusted earnings before income taxes, adjusted income tax expense, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.


Costs relating to proxy contest and leadership changes and related matters
On December 11, 2023, the Company's then Board of Directors (the "Previous Board") announced the termination of the Company's President and Chief Executive Officer, Glenn Chamandy. On such date, the Previous Board appointed Vince Tyra as President and Chief Executive Officer, and Mr. Tyra took office in the first quarter of fiscal 2024, effective on January 15, 2024. Following the termination of Mr. Chamandy, shareholder Browning West and others initiated a campaign and proxy contest against the Previous Board, proposing a new slate of Directors and requesting the reinstatement of Mr. Chamandy as President and Chief Executive Officer. In the second quarter of 2024, on April 28, 2024, in advance of the May 28, 2024, Annual General Meeting of Shareholders ("Annual Meeting"), the Previous Board announced a refreshed Board of Directors ("Refreshed Board") that resulted in the immediate replacement of five Directors, with two additional Directors staying on temporarily but not standing for re-election at the Annual Meeting. On May 23, 2024, five days prior to the Annual Meeting, the Refreshed Board and Mr. Tyra resigned, along with Arun Bajaj, the Company's Executive Vice-President, Chief Human Resources Officer (CHRO) and Legal Affairs. The Refreshed Board appointed Browning West's nominees to the Board of Directors (the "New Board"), effective as of that date. On May 24, 2024, the New Board reinstated Mr. Chamandy as President and Chief Executive Officer. On May 28, 2024, the New Board was elected by shareholders at the Annual Meeting. The Company incurred significant expenses primarily at the direction of the Previous Board and the Refreshed Board, including: (i) legal, communication, proxy advisory, financial and other advisory fees relating to the proxy contest and related matters and the termination and subsequent reinstatement of Mr. Chamandy; (ii) legal, financial and other advisory fees with respect to a review process initiated by the Previous Board following receipt of a confidential non-binding expression of interest to acquire the Company; (iii) special senior management retention awards; (iv) severance and termination benefits relating to outgoing executives; and (v) incremental director meeting fees and insurance premiums. In addition, subsequent to the Annual Meeting, the Corporate Governance and Social Responsibility Committee (the "CGSRC") recommended to the New Board, and the New Board approved, back-pay compensation for Mr. Chamandy (who did not receive any severance payment following his termination on December 11, 2023), relating to his reinstatement, including the reinstatement of share-based awards that were canceled by the Previous Board. In light of the strong shareholder support received for its successful campaign and the fact that the Refreshed Board resigned in advance of the Annual Meeting, the CGSRC also recommended to the New Board, and the New Board approved, the reimbursement of Browning West's legal and other advisory expenses relating to the proxy contest, in the amount of $9.4 million in the second quarter of 2024.

The total costs relating to these non-recurring events ("Costs relating to proxy contest and leadership changes and related matters") amounted to $2.8 million (2024 - $82.7 million, 2023 - $6.3 million), for the year ended December 28, 2025, as itemized in the table below with corresponding footnotes. Such costs are included in selling, general and administrative expenses. The impact of the below charges are included as adjustments in arriving at adjusted SG&A expenses, adjusted SG&A expenses as a percentage of net sales, adjusted operating income, adjusted operating margin, adjusted earnings before income taxes, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

(in $ millions)	Three months ended		Twelve months ended		
	December 28, 2025	December 29, 2024	**December 28, 2025**	December 29, 2024	December 31, 2023
Advisory fees on shareholder matters[1]	**0.7**	0.9	**2.8**	36.7	1.8
Severance and other termination benefits[2]	**—**	—	**—**	21.6	—
Compensation expenses relating to Glenn Chamandy's termination and subsequent reinstatement as President and Chief Executive Officer[3]	**—**	—	**—**	8.9	4.5
Incremental (recoveries) costs relating to the Previous Board and Refreshed Board[4]	**—**	(0.1)	**0.1**	8.7	—
Costs relating to assessing external interests in acquiring the Company[5]	**—**	—	**—**	3.0	—
Special retention awards, net of jobs credit[6]	**(0.1)**	(0.4)	**(0.1)**	3.8	—
Costs relating to proxy contest and leadership changes and related matters	**0.6**	0.4	**2.8**	82.7	6.3



(1) Relates to advisory, legal and other expenses for the proxy contest and shareholder matters. Charges incurred during fiscal 2025 of $2.8 million (2024 - $36.7 million, 2023 - $1.8 million) include:
  – $2.8 million (2024 - $27.3 million, 2023 - $1.8 million) of advisory, legal and other fees and expenses related to the proxy contest and related matters; and
  – nil expenses (2024 - $9.4 million, 2023 - nil) for the reimbursement of advisory, legal and other fees and expenses incurred by Browning West in relation to the proxy contest (refer to note 25 of the consolidated annual financial statements for the year ended December 28, 2025 for additional information).

(2) Relates to the payout of severance and other termination benefits to Mr. Tyra and Mr. Bajaj pursuant to existing severance arrangements approved and made by the Refreshed Board in the context of the proxy contest, prior to its conclusion in May 2024. The cash payouts in the second quarter of 2024 for severance and termination benefits totaled $24.4 million, of which $15.3 million was for Mr. Tyra and $9.1 million was for Mr. Bajaj. The respective charges included in selling, general and administrative expenses totaled $21.6 million (of which $14.1 million was for Mr. Tyra and $7.5 million was for Mr. Bajaj), and include $12.3 million for accelerated vesting of share-based awards as well $9.3 million in other termination benefits for these executives.

(3) Compensation expenses relating to Mr. Chamandy include back-pay as part of his reinstatement by the New Board, and the reinstatement of share-based awards which had been canceled by the Previous Board. Net charges incurred during fiscal year ended December 28, 2025 of nil (2024 - $8.9 million, 2023 - $4.5 million), respectively, include:

  – nil (2024 - $1.7 million, 2023 - nil) for backpay and accruals for short-term incentive plan benefits;
  – nil (2024 - nil, 2023 - $9.8 million) consisting of accrued termination benefits;
  – nil (2024 - $14.6 million, 2023 - nil) of stock-based compensation expense for past service costs related to the reinstatement of Mr. Chamandy's 2022 and 2023 long-term incentive program (LTIP) grants (for which a reversal of net compensation expense of approximately $5 million was recorded in the fourth quarter of fiscal 2023);
  – nil (2024 - $2.4 million, 2023 - nil) of stock-based compensation expense adjustments relating to Mr. Chamandy's 2021 LTIP share-based grant which vested in 2024; and
  – The reversal of a $9.8 million accrual for severance in the second quarter of 2024 (which had been accrued for in the fourth quarter of 2023), as Mr. Chamandy forfeited any termination benefit entitlement in connection with the award of back-pay and reinstatement of canceled share-based awards as noted above.

(4) The Company incurred $0.1 million (2024 - $8.7 million, 2023 - nil), of incremental costs relating to the Previous Board and Refreshed Board. The fiscal 2025 charge relates to the increase in the value of unpaid deferred share units (DSUs). The fiscal 2024 charges includes $4.8 million for a Directors and Officers run off insurance policy, $0.6 million for special board meeting fee payments, and $3.3 million for the increase in value of the deferred share units (DSU) liability.

(5) Relates to advisory, legal and other expenses with respect to the announced review process initiated by the Previous Board following receipt of a confidential non-binding expression of interest to acquire the Company. The Company incurred $3.0 million of expenses during fiscal 2024 related to this matter.

(6) Stock-based compensation recoveries of $0.1 million (2024 - $3.8 million (expense), 2023 - nil), relating to special retention awards, net of jobs credit. The stock-based compensation expense relating to these awards is being recognized over the respective vesting periods, with most of the awards originally vesting at the end of 2024. In connection with the departure of Mr. Bajaj, $2.5 million of these awards were fully paid out in cash to him during the second quarter of 2024, as part of the $9.1 million payout in note 2 above.



Adjusted net earnings and adjusted diluted EPS from continuing operations

Adjusted net earnings from continuing operations are calculated as net earnings from continuing operations before restructuring and acquisition-related costs, impairment (impairment reversal) of intangible assets, net insurance gains, gain on sale and leaseback, costs relating to proxy contest and leadership related matters, bridge facility commitment fees, inventory fair value step-up cost recorded as part of the Hanes business acquisition, net interest incurred on bond issuance previous to Hanes transaction close, gain on debt redemption, net of debt breakage fee and income tax expense or recovery relating to these items. Adjusted net earnings from continuing operations also excludes income taxes related to the re-assessment of the probability of realization of previously recognized or de-recognized deferred income tax assets, income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which we operate, and income tax recoveries relating to foreign income tax credits on acquisition-related actions. Adjusted diluted EPS from continuing operations is calculated as adjusted net earnings from continuing operations divided by the diluted weighted average number of common shares outstanding for the period. The Company uses adjusted net earnings from continuing operations and adjusted diluted EPS from continuing operations to measure its net earnings from continuing operations performance from one period to the next, and in making decisions regarding the ongoing operations of its business, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its net earnings and diluted EPS and could potentially distort the analysis of net earnings trends in its business performance. The Company believes adjusted net earnings from continuing operations and adjusted diluted EPS from continuing operations are useful to investors because they help identify underlying trends in our business that could otherwise be masked by certain expenses, write-offs, charges, income or recoveries that can vary from period to period. Excluding these items does not imply they are non-recurring. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended		Twelve months ended		
(in $ millions, except per share amounts)	**December 28, 2025**	December 29, 2024	**December 28, 2025**	December 29, 2024	December 31, 2023
Net earnings from continuing operations	**51.2**	132.3	**393.9**	400.9	533.6
Adjustments for:					
Restructuring and acquisition-related costs (recoveries)	**88.2**	(4.3)	**120.6**	(5.3)	45.8
Impairment (Impairment reversal) of intangible assets, net of write-downs	**—**	—	**—**	—	(40.8)
Net insurance gains	**—**	—	**—**	—	(77.3)
Gain on sale and leaseback	**—**	—	**—**	—	(25.0)
Bridge facility commitment fees	**—**	—	**9.3**	—	—
Inventory fair value step-up cost recorded as part of the Hanes business acquisition	**35.4**	—	**35.4**	—	—
Costs relating to proxy contest and leadership changes and related matters	**0.6**	0.4	**2.8**	82.7	6.3
Net interest expense incurred on bond issuance prior to Hanes transaction close	**2.9**	—	**2.9**	—	—
Impact of Barbados tax rate changes on the revaluation of deferred income tax assets and liabilities	**—**	(0.6)	**—**	10.9	—
Gain on debt redemption, net of debt breakage fee	**(3.5)**	—	**(3.5)**	—	—
Income tax expense (recovery) relating to the above-noted adjustments	**(11.8)**	0.4	**(13.9)**	0.5	10.0
Foreign tax credit benefit[1]	**(9.5)**	—	**(9.5)**	—	—
Adjusted net earnings from continuing operations	**153.5**	128.2	**538.0**	489.7	452.6
Basic EPS from continuing operations	**0.32**	0.86	**2.57**	2.46	3.03
Diluted EPS from continuing operations	**0.32**	0.86	**2.57**	2.46	3.03
Adjusted diluted EPS from continuing operations[2]	**0.96**	0.83	**3.51**	3.00	2.57

(1) The foreign tax credit benefit relates to Hanes having taxable losses which previously limited its ability to benefit from the foreign tax credits from the deemed foreign inclusions. Post-acquisition, Hanes will be able to utilize foreign tax credits that are born on the last day of the taxable year, and as a result the full-year foreign tax credit benefit for fiscal 2025 was recognized in the one-month period post acquisition.

(2) This is a non-GAAP ratio. It is calculated as adjusted net earnings (loss) from continuing operations divided by the diluted weighted average number of common shares outstanding.

Certain minor rounding variances exist between the consolidated financial statements and this summary.



Adjusted earnings before income taxes, adjusted income tax expense, and adjusted effective income tax rate
Adjusted effective income tax rate is defined as adjusted income tax expense divided by adjusted earnings before income taxes. Adjusted earnings before income taxes excludes discontinued operations, restructuring and acquisition-related costs, impairment (impairment reversal) of intangible assets, net insurance gains, gain on sale and leaseback, costs relating to proxy contest and leadership changes and related matters, bridge facility commitment fees, inventory fair value step-up cost recorded as part of the Hanes business acquisition, net interest incurred on bond issuance previous to Hanes transaction close, and gain on debt redemption, net of breakage fee. Adjusted income tax expense (which excludes discontinued operations) is defined as income tax expense excluding tax rate changes resulting in the revaluation of deferred income tax assets and liabilities, income taxes relating to the re-assessment of the probability of realization of previously recognized or de-recognized deferred income tax assets, income tax expense relating to restructuring charges and other pretax adjustments noted above, and income tax recoveries relating to foreign income tax credits on acquisition-related actions. The Company excludes these adjustments because they affect the comparability of its effective income tax rate. The Company believes the adjusted effective income tax rate provides a clearer understanding of our normalized effective tax rate and financial performance for the current period and for purposes of developing its annual financial budgets. The Company believes that adjusted effective income tax rate is useful to investors in assessing the Company's future effective income tax rate as it identifies certain pre-tax expenses and gains and income tax charges and recoveries which are not expected to recur on a regular basis (in particular, non-recurring costs such as proxy contest and leadership changes and related matters incurred in the Company's Canadian legal entity which do not result in tax recoveries, and tax rate changes resulting in the revaluation of deferred income tax assets and liabilities).

	Three months ended		Twelve months ended		
(in $ millions, or otherwise indicated)	**December 28, 2025**	December 29, 2024	**December 28, 2025**	December 29, 2024	December 31, 2023
Earnings before income taxes	**55.5**	152.0	**471.2**	514.1	564.2
Adjustments for:					
Restructuring and acquisition-related costs (recoveries)	**88.2**	(4.3)	**120.6**	(5.3)	45.8
Inventory fair value step-up cost recorded as part of the Hanes business acquisition	**35.4**	—	**35.4**	—	—
Impairment reversal of intangible assets, net of write-downs	**—**	—	**—**	—	(40.8)
Net insurance gains	**—**	—	**—**	—	(77.3)
Gain on sale and leaseback	**—**	—	**—**	—	(25.0)
Costs relating to proxy contest and leadership changes and related matters	**0.6**	0.4	**2.8**	82.7	6.3
Bridge facility commitment fees	**—**	—	**9.3**	—	—
Net interest expense incurred on bond issuance prior to Hanes transaction close	**2.9**	—	**2.9**	—	—
Gain on debt redemption, net of debt breakage fee	**(3.5)**	—	**(3.5)**	—	—
Adjusted earnings before income taxes	**179.1**	148.1	**638.7**	591.5	473.2
Income tax expense	**4.3**	19.7	**77.3**	113.2	30.6
Adjustments for:					
Income tax (expense) recovery relating to the above-noted adjustments	**11.8**	(0.4)	**13.9**	(0.5)	(10.0)
Impact of Barbados tax rate changes on the revaluation of deferred income tax assets and liabilities	**—**	0.6	**—**	(10.9)	—
Foreign tax credit benefit[1]	**9.5**	—	**9.5**	—	—
Adjusted income tax expense	**25.6**	19.9	**100.7**	101.8	20.6
Average effective income tax rate[2]	**7.7 %**	13.0 %	**16.4 %**	22.0 %	5.4 %
Adjusted effective income tax rate[3]	**14.3 %**	13.4 %	**15.8 %**	17.2 %	4.4 %

(1) The foreign tax credit benefit relates to Hanes having taxable losses which previously limited its ability to benefit from the foreign tax credits from the deemed foreign inclusions. Post-acquisition, Hanes will be able to utilize foreign tax credits that are born on the last day of the taxable year, and as a result the full-year foreign tax credit benefit for fiscal 2025 was recognized in the one-month period post acquisition.

(2) Average effective income tax rate is calculated as income tax expense divided by earnings before income taxes.

(3) This is a non-GAAP ratio. It is calculated as adjusted income tax expense divided by adjusted earnings before income taxes.

Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.


Adjusted gross profit and adjusted gross margin

Adjusted gross profit (which excludes discontinued operations) is calculated as gross profit excluding the impact of a new adjustment incurred as a result of the inventory fair value step-up recorded in the Hanes business acquisition. Adjusted gross profit also excludes the impact of net insurance gains and the impact of the Company's strategic product line initiatives, as applicable. In accordance with IFRS 3 Business Combinations, acquired inventory must be recognized and measured at its acquisition-date fair value. This fair value measurement for work in progress and finished goods inventory (based on estimated selling prices in the ordinary course of business, minus the sum of the costs of completion production of the inventory, selling and a reasonable profit margin for the completion and selling effort) resulted in an increase to Hanes' historical carrying amount of inventory recognized in the purchase price allocation. Such amount, is subsequently recognized as an increase to cost of goods sold in the months following the acquisition as goods resulting from such inventory are sold. The inventory is expected to turn over within approximately eight months. As a result, this adjustment is not expected to recur beyond one year. The adjusted gross margin therefore reflects the cost of sales impact of historical cost of Hanes inventory in its books that has been sold in the current period. The Company believes this adjustment enhances comparability by removing the one-time impact of purchase accounting on gross margin, providing investors with a view of performance on a consistent basis with prior periods as the inventory step-up is not indicative of ongoing operations. Adjusted gross margin is calculated as adjusted gross profit divided by net sales. The Company uses adjusted gross profit and adjusted gross margin to measure its performance from one period to the next, without the variation caused by the impacts of the inventory fair value step-up recorded in connection with the Hanes business acquisition described above. The Company excludes such item because it affects the comparability of its financial results and could potentially distort the analysis of trends in its business performance. The Company also believes adjusted gross profit and adjusted gross margin are useful to management and investors because they help identify underlying trends in our business in how efficiently the Company uses labor and materials for manufacturing goods to our customers that could otherwise be masked by the impact of net insurance gains in prior years. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions, or otherwise indicated)	Three months ended		Twelve months ended		
	December 28, 2025	December 29, 2024	**December 28, 2025**	December 29, 2024	December 31, 2023
Gross profit	**312.0**	253.0	**1,129.9**	1,003.7	880.1
Adjustments for:					
Net insurance gains	**—**	—	**—**	—	(3.1)
Inventory fair value step-up cost recorded as part of the Hanes business acquisition	**35.4**	—	**35.4**	—	—
Adjusted gross profit	**347.4**	253.0	**1,165.3**	1,003.7	877.0
Net sales	**1,078.5**	821.5	**3,619.2**	3,270.6	3,195.9
Gross margin	**28.9 %**	30.8 %	**31.2 %**	30.7 %	27.5 %
Adjusted gross margin[1]	**32.2 %**	30.8 %	**32.2 %**	30.7 %	27.4 %

(1) This is a non-GAAP ratio. It is calculated as adjusted gross profit divided by net sales.
Certain minor rounding variances exist between the consolidated financial statements and this summary.



Adjusted SG&A expenses and adjusted SG&A expenses as a percentage of net sales

Adjusted SG&A expenses (which excludes discontinued operations) are calculated as selling, general and administrative expenses excluding the impact of costs relating to proxy contest and leadership changes and related matters. The Company uses adjusted SG&A expenses and adjusted SG&A expenses as a percentage of net sales (which excludes discontinued operations) to measure its performance from one period to the next, without the variation caused by the impact of the items described above. Excluding these items does not imply they are non-recurring. The Company believes adjusted SG&A expenses and adjusted SG&A expenses as a percentage of net sales are useful to investors because they help identify underlying trends in our business that could otherwise be masked by costs relating to the proxy contest and leadership changes and related matters, which the Company believes are unusual and non-recurring in nature. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended		Twelve months ended		
(in $ millions, or otherwise indicated)	**December 28, 2025**	December 29, 2024	**December 28, 2025**	December 29, 2024	December 31, 2023
SG&A expenses	**125.0**	78.3	**389.4**	390.8	330.4
Adjustment for:					
Costs relating to proxy contest and leadership changes and related matters	**(0.6)**	(0.4)	**(2.8)**	(82.7)	(6.3)
Adjusted SG&A expenses	**124.4**	77.9	**386.6**	308.1	324.1
SG&A expenses as a percentage of net sales	**11.6 %**	9.5 %	**10.8 %**	11.9 %	10.3 %
Adjusted SG&A expenses as a percentage of net sales[1]	**11.5 %**	9.5 %	**10.7 %**	9.4 %	10.1 %

(1) This is a non-GAAP ratio. It is calculated as adjusted SG&A expenses divided by net sales.

Adjusted operating income and adjusted operating margin

Adjusted operating income (which excludes discontinued operations) is calculated as operating income before restructuring and acquisition-related costs, and excludes impairment (impairment reversal) of intangible assets, net insurance gains, gain on sale and leaseback, costs relating to proxy contest and leadership changes and related matters and inventory fair value step-up cost recorded as part of the Hanes business acquisition. Management uses adjusted operating income and adjusted operating margin to measure its performance at the operating income level as we believe it provides a better indication of our operating performance and facilitates the comparison across reporting periods, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its operating results and could potentially distort the analysis of trends in its operating income and operating margin performance. The Company believes adjusted operating income and adjusted operating margin are useful to investors because they help identify underlying trends in our business in how efficiently the Company generates profit from its primary operations that could otherwise be masked by the impact of the items noted above that can vary from period to period. Excluding these items does not imply they are non-recurring. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.



	Three months ended		Twelve months ended		
(in $ millions, or otherwise indicated)	**December 28, 2025**	December 29, 2024	**December 28, 2025**	December 29, 2024	December 31, 2023
Operating income	**98.7**	179.0	**619.9**	618.2	643.9
Adjustments for:					
Restructuring and acquisition-related costs (recoveries)	**88.2**	(4.3)	**120.6**	(5.3)	45.8
Impairment (Impairment reversal) of intangible assets, net of write-downs	**—**	—	**—**	—	(40.8)
Inventory fair value step-up cost recorded as part of the Hanes business acquisition	**35.4**	—	**35.4**	—	—
Gain on sale and leaseback	**—**	—	**—**	—	(25.0)
Net insurance gains	**—**	—	**—**	—	(77.3)
Costs relating to proxy contest and leadership changes and related matters	**0.6**	0.4	**2.8**	82.7	6.3
Adjusted operating income	**222.9**	175.1	**778.7**	695.6	552.9
Operating margin	**9.2 %**	21.8 %	**17.1 %**	18.9 %	20.1 %
Adjusted operating margin[1]	**20.7 %**	21.3 %	**21.5 %**	21.3 %	17.3 %

(1) This is a non-GAAP ratio. It is calculated as adjusted operating income divided by net sales.
Certain minor rounding variances exist between the consolidated financial statements and this summary.



Adjusted EBITDA

Adjusted EBITDA (which excludes discontinued operations) is calculated as net earnings from continuing operations before financial expenses net, income taxes, and depreciation and amortization, and excludes the impact of restructuring and acquisition-related costs. Adjusted EBITDA also excludes impairment (impairment reversal) of intangible assets, net insurance gains, gain on sale and leaseback, costs relating to proxy contest and leadership changes and related matters and inventory fair value step-up cost recorded as part of the Hanes business acquisition. Management uses adjusted EBITDA, among other measures, to facilitate a comparison of the profitability of its business on a consistent basis from period-to-period and to provide a more complete understanding of factors and trends affecting our business. The Company also believes this measure is commonly used by investors and analysts to assess profitability and the cost structure of companies within the industry, as well as measure a company's ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors. Excluding these items does not imply they are non-recurring. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions)	Three months ended		Twelve months ended		
	December 28, 2025	December 29, 2024	**December 28, 2025**	December 29, 2024	December 31, 2023
Net earnings from continuing operations	**51.2**	132.3	**393.9**	400.9	533.6
Restructuring and acquisition-related costs (recoveries)	**88.2**	(4.3)	**120.6**	(5.3)	45.8
Impairment (Impairment reversal) of intangible assets, net of write-downs	**—**	—	**—**	—	(40.8)
Gain on sale and leaseback		—		—	(25.0)
Net insurance gains	**—**	—	**—**	—	(77.3)
Inventory fair value step-up cost recorded as part of the Hanes business acquisition	**35.4**	—	**35.4**	—	—
Costs relating to proxy contest and leadership changes and related matters	**0.6**	0.4	**2.8**	82.7	6.3
Depreciation and amortization	**42.5**	33.3	**147.6**	138.2	121.6
Financial expenses, net	**43.2**	26.9	**148.7**	104.2	79.7
Income tax expense	**4.3**	19.7	**77.3**	113.2	30.6
Adjusted EBITDA	**265.4**	208.3	**926.3**	833.9	674.5

Certain minor rounding variances exist between the consolidated financial statements and this summary.


Free cash flow

Free cash flow is defined as cash flow from operating activities, less cash flow used in investing activities for continuing and discontinued operations, excluding cash flows relating to business acquisitions. The Company considers free cash flow to be an important indicator of the financial strength and liquidity of its business, and it is a key metric used by management in managing capital as it indicates how much cash is available after capital expenditures to repay debt, to pursue business acquisitions, and/or to redistribute to its shareholders. Management believes that free cash flow also provides investors with an important perspective on the cash available to us to service debt, fund acquisitions, and pay dividends. In addition, free cash flow is commonly used by investors and analysts when valuing a business and its underlying assets. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. In the event of a sale of HAA, the net proceeds from such disposition will be required to be used to repay the New Term Loan Facility in accordance with its terms.

(in $ millions)	2025	2024	2023
Cash flows from operating activities	606.3	501.4	546.6
Cash flows used in investing activities	(236.0)	(112.1)	(154.9)
Adjustment for:			
Cash flows used in business acquisitions	122.7	—	—
Free cash flow[1]	493.0	389.3	391.7

(1) The cash flows related to discontinued operations have not been segregated. Accordingly, the cash flows provided include the results of continuing and discontinued operations

Certain minor rounding variances exist between the consolidated financial statements and this summary.

Total debt and net debt

Total debt is defined as the total bank indebtedness, long-term debt (including any current portion), foreign currency component of derivative financial instruments related to the cross-currency swap's notional amount, and lease obligations (including any current portion and including lease obligations included in liabilities held for sale), and net debt is calculated as total debt net of cash and cash equivalents (including cash and cash equivalents included in assets held for sale). The Company considers total debt and net debt to be important indicators for management and investors to assess the financial position and liquidity of the Company and measure its financial leverage. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions)	December 28, 2025	December 29, 2024	December 31, 2023
Long-term debt (including current portion)	4,313.7	1,535.9	985.0
Bank indebtedness	—	—	—
Foreign currency component of derivative financial instrument on Canadian Senior unsecured notes	(37.4)	14.1	—
Lease obligations (including current portion)	314.5	117.4	98.1
Lease obligations (including current portion) included in liabilities held for sale	121.3	—	—
Total debt	4,712.1	1,667.4	1,083.1
Cash and cash equivalents	(284.5)	(98.8)	(89.6)
Cash and cash equivalents included in assets held for sale	(10.5)	—	—
Net debt	4,417.1	1,568.6	993.5

Certain minor rounding variances exist between the consolidated financial statements and this summary.



Net debt leverage ratio

The net debt leverage ratio is defined as the ratio of net debt to proforma adjusted EBITDA for the trailing twelve months, all of which are non-GAAP measures. The proforma adjusted EBITDA for the trailing twelve months reflects business acquisitions made during the period, as if they had occurred at the beginning of the trailing twelve month period, including from continuing and discontinued operations. The Company has currently set a net debt leverage target ratio of 1.5 to 2.5 times proforma adjusted EBITDA for the trailing twelve months. Upon the closing of the HanesBrands acquisition, the Company's net debt leverage ratio exceed the stated target range, and accordingly the Company has paused its share repurchases and expects share repurchases to resume when its net debt leverage ratio approximates the midpoint of the target range. The net debt leverage ratio serves to evaluate the Company's financial leverage and is used by management in its decisions on the Company's capital structure, including financing strategy (including debt repayments), and business acquisitions and divestitures. The Company believes that certain investors and analysts use the net debt leverage ratio to measure the financial leverage of the Company, including its ability to pay off incurred debt. The Company's net debt leverage ratio differs from the net debt to EBITDA ratio that is a covenant in our loan and note agreements, and therefore the Company believes it is a useful additional measure. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions, or otherwise indicated)	**December 28, 2025**	December 29, 2024	December 31, 2023
Adjusted EBITDA for the trailing twelve months (excluding discontinued operations)	**926.3**	833.8	674.5
Adjustment for:			
Business acquisitions[2]	**564.8**	—	—
Proforma adjusted EBITDA for the trailing twelve months	**1,491.1**	833.8	674.5
Net debt	**4,417.1**	1,568.6	993.4
Net debt leverage ratio[1]	**3.0**	1.9	1.5

(1) The Company's net debt to EBITDA ratio for purposes of its term loans and revolving facility was 3.1x and for purposes of U.S. private placement notes was 3.4x at December 28, 2025.

 Refer to section 8.2 of this MD&A.

(2) Includes the adjusted EBITDA of Hanes for the period beginning December 30, 2024 and ending November 30, 2025 (including HAA), and the adjusted EBITDA of the HAA business (which was classified as discontinued operations as at the date of acquisition) for the period beginning December 1, 2025 and ending December 28, 2025. The adjusted EBITDA of Hanes and of HAA varies from the definition of the Company's adjusted EBITDA as presented in this MD&A in certain respects. The adjusted EBITDA of Hanes (including HAA) was calculated using EBITDA previously reported by Hanes (excluding adjustments made by HanesBrands to align the presentation in its public filings with the definition used in its then credit agreement), and is adjusted to comply with IFRS and Gildan's accounting policies, and includes on a proforma basis the impact of the purchase price allocation for the acquisition of HanesBrands, including fair value adjustments determined provisionally and the impact of reduced compensation and director fees from post-acquisition severance.

Certain minor rounding variances exist between the consolidated financial statements and this summary.

Return on adjusted average net assets

Return on adjusted average net assets (Adjusted RONA) is defined as the ratio of return to adjusted average net assets for the last five quarters. Return is defined as adjusted net earnings from continuing operations, excluding net financial expenses and the amortization of intangible assets (excluding software), net of income tax recoveries related thereto. Average is computed as the sum of the five quarters divided by five. Adjusted average net assets are defined as the sum of average total assets, excluding average cash and cash equivalents, average net deferred income taxes, average assets held for sale, and the average accumulated amortization of intangible assets excluding software, less average total current liabilities excluding the current portion of lease obligations and average liabilities held for sale. Adjusted average net assets and return are non-GAAP measures used as components of adjusted RONA. The Company uses adjusted RONA as a performance indicator to measure the efficiency of its invested capital. Management believes adjusted RONA is useful to investors as a measure of performance and the effectiveness of our use of capital. Adjusted RONA is not a measure of financial performance under IFRS and may not be defined and calculated by other companies in the same manner.



(in $ millions)	December 28, 2025	December 29, 2024	December 31, 2023
Average total assets	5,232.9	3,672.4	3,565.7
Average cash and cash equivalents	(131.5)	(89.7)	(97.0)
Average net deferred income taxes	(20.9)	(22.4)	(11.4)
Average assets held for sale	(191.9)	—	—
Average accumulated amortization of intangible assets, excluding software	290.6	280.0	304.7
Average total current liabilities, excluding the current portion of lease obligations and debt & liabilities held for sale	(709.0)	(476.7)	(432.7)
Adjusted average net assets	4,470.2	3,363.6	3,329.3

(in $ millions, or otherwise indicated)	Twelve months ended		
	December 28, 2025	December 29, 2024	December 31, 2023
Adjusted net earnings from continuing operations	538.0	489.7	452.6
Financial expenses, net (nil income taxes in all years)[1]	140.0	104.2	79.7
Amortization of intangible assets, excluding software, net (nil income taxes in all three years)	11.3	8.1	8.3
Return	689.3	602.0	540.6
Return on adjusted average net assets (Adjusted RONA)	15.4 %	17.9 %	16.2 %

(1) Represents financial expenses, net, less bridge facility commitment fees, net interest expense incurred on bond issuance prior to Hanes transaction close, and gain on debt redemption net of debt breakage fee.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Working capital

Working capital is a non-GAAP financial measure and is defined as current assets less current liabilities, excluding assets and liabilities held for sale. Management believes that working capital, in addition to other conventional financial measures prepared in accordance with IFRS, provides information that is helpful to understand the financial condition of the Company. The objective of using working capital is to present readers with a view of the Company from management's perspective by interpreting the material trends and activities that affect the short-term liquidity and financial position of the Company, including its ability to discharge its short-term liabilities as they come due. This measure is not comparable to similarly titled measures used by other public companies.

(in $ millions)	December 28, 2025	December 29, 2024	December 31, 2023
Cash and cash equivalents	284.5	98.8	89.6
Trade accounts receivable	955.7	542.4	412.5
Inventories	2,370.2	1,110.6	1,089.4
Prepaid expenses, deposits and other current assets	140.3	107.0	96.0
Accounts payable and accrued liabilities	(1,264.2)	(490.1)	(408.3)
Income taxes payable	(80.8)	(29.7)	(1.6)
Current portion of lease obligations	(59.8)	(17.7)	(14.2)
Current portion of long-term debt	(450.0)	(300.0)	(300.0)
Working capital	1,895.9	1,021.3	963.4

Certain minor rounding variances exist between the consolidated financial statements and this summary.



MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements have been prepared by management and approved by the Board of Directors of the Company. The consolidated financial statements were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and, where appropriate, reflect management's best estimates and judgments. Where alternative accounting methods exist, management has chosen those methods deemed most appropriate in the circumstances. Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality, and for maintaining a system of internal controls over financial reporting as described in "Management's annual report on internal control over financial reporting" included in Management's Discussion and Analysis for the fiscal year ended December 28, 2025. Management is also responsible for the preparation and presentation of other financial information included in the 2025 Annual Report and its consistency with the consolidated financial statements.

The Audit and Finance Committee, which is appointed annually by the Board of Directors and comprised exclusively of independent directors, meets with management as well as with the independent auditors and internal auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the independent auditors' report. The Audit and Finance Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders. The Audit and Finance Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the independent auditors.

The consolidated financial statements have been independently audited by KPMG LLP, on behalf of the shareholders, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Their report outlines the nature of their audit and expresses their opinion on the consolidated financial statements of the Company. In addition, our auditors have issued a report on the Company's internal controls over financial reporting as of December 28, 2025. KPMG LLP has direct access to the Audit and Finance Committee of the Board of Directors.

(Signed: Glenn J. Chamandy)   *(Signed: Luca Barile)*

Glenn J. Chamandy   Luca Barile
President and Chief Executive   Executive Vice-President,
Officer   Chief Financial Officer

February 25, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Gildan Activewear Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Gildan Activewear Inc. (the Company) as of December 28, 2025 and December 29, 2024, the related consolidated statements of earnings and comprehensive income, changes in equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 28, 2025 and December 29, 2024, and the financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 28, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 25, 2026 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

Page 2

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below matter arising from the current period audit of the consolidated financial statements that communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinion on the critical audit matters or on the accounts or disclosures to which relate.

Assessment and allocation of inventories costs

As discussed in Note 8 to the consolidated financial statements, the inventories balance as of December 28, 2025 was $2,370.2 million, of which work in process and finished goods inventories of the Company excluding respective Hanes inventory amounts (which were recorded at fair value less cost to sell at the date of acquisition of Hanes) represented $1,121.5 million. As discussed in Note 3(c) to the consolidated financial statements, inventories are stated at the lower of cost, determined on a first-in, first-out basis, and net realizable value. As the Company manages its day-to-day production costs and inventories using a standard costing system, variances arise between these standard costs and the actual manufacturing costs. Adjustments are therefore required at period-end to measure inventories at their actual cost. This involves the combination of automated and non-automated systems and processes using data obtained from different geographical locations to accumulate manufacturing variances at each stage of the Company's vertically integrated manufacturing process and identify costs to be expensed immediately to cost of sales. Such costs include additional costs incurred as a result of operating below normal capacity and abnormal costs. The Company then applies a variance deferral factor, based on the number of days of inventories on hand based on the most recent past production, to determine the variances to be included in ending inventories. The determination of the variance deferral factor involves estimation.

Page 3

We identified the assessment of costs directly related to the conversion of raw materials to finished goods and the allocation of manufacturing variances to the carrying value of inventories as a critical audit matter. A higher degree of auditor judgment and audit effort was required in testing the costs included in the carrying value of inventories and evaluating the variance deferral factor used in allocating the manufacturing variances given the complexity of the process.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's inventory costing process, including controls related to: (1) identifying costs to be expensed immediately; and (2) establishing the variance deferral factor. We tested the eligibility of costs for recognition in inventories by: (1) assessing the nature of costs included in inventories by inspecting a sample of transactions recorded as manufacturing costs and tracing them to underlying documentation; (2) analyzing manufacturing variances to identify the existence of costs to be expensed immediately; and (3) assessing changes in production activity to identify costs to be expensed immediately. We assessed the variance deferral factor based on the number of days of inventory on hand determined by reference to the most recent past production, which included testing certain of the inputs to the calculation.

Provisional valuation of customer relationships, Hanes trademark, and HanesBrands Australia (HAA*) net assets held for sale*

As discussed in note 5 to the consolidated financial statements, on December 1, 2025, the Company acquired HanesBrands Inc. (Hanes). As of December 28, 2025, the Company has not completed the determination of the fair value of assets acquired and liabilities assumed for the Hanes acquisition. The provisional fair values of the customer relationships of $799 million was determined using the multi-period excess earnings method, the Hanes trademark of $1,644 million was determined using the relief from royalty method and the fair value less cost to sell of the HAA net assets held for sale of $600 million was determined using the market approach. Management's determination of the provisional fair value of the above assets acquired involved estimates and assumptions. The significant assumptions used to determine the provisional fair value of the customer relationships were forecasted revenues, annual customer attrition rate, forecasted earnings before interest, tax, depreciation, and amortization (EBITDA) margins, and discount rate. The significant assumptions used to determine the provisional fair value of the Hanes trademark were forecasted revenue attributable to the trademark, trademark royalty rate, long term growth rate, and discount rate. The significant assumptions used to determine the provisional fair value less cost to sell of HAA net assets held for sale were normalized last-twelve-month (LTM) EBITDA and LTM EBITDA multiple.

Page 4

We identified the provisional valuation of customer relationships, Hanes trademark, and HAA net assets held for sale as a critical audit matter. The valuations included assumptions based on limited observable information, which impacted the nature and extent of audit effort. The audit effort also required specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the valuation process of the above assets at the date of acquisition of Hanes. This included controls related to the determination of the significant assumptions related to customer relationships, Hanes trademark and HAA net assets held for sale. For customer relationships, we compared the forecasted revenues, and forecasted EBITDA margin assumptions to Hanes historical results, publicly available growth rate estimates of comparable companies and current market indices. In addition, we compared the annual customer attrition rate assumption to historical attrition experienced by the acquired company. For the Hanes trademark, we compared the forecasted revenue attributable to the trademark to historical actual results, publicly available growth rate estimates of comparable companies and current market indices. For HAA net assets held for sale, we compared the normalized LTM EBITDA to HAA historical actual results and assessed certain adjustments made to historical results to derive normalized LTM EBITDA through corroboration.

We involved valuation professionals with specialized skills and knowledge who assisted in the following:

- for customer relationships, assessing the discount rate used in the valuation, by comparing the inputs to the discount rate to publicly available data
- for the Hanes trademark, (1) comparing the Company's trademark royalty rate assumption to licensing transactions for similar intellectual property and other benchmarking metrics, (2) assessing the discount rate used in the valuation by comparing the inputs to publicly available data, and (3) comparing the long term growth rate assumption to economic data
- for the HAA net assets held for sale, comparing the Company's LTM EBITDA multiple assumption to publicly available LTM EBITDA multiples for comparable entities.

/s/ KPMG LLP

We have served as the Company's auditor since 1996.

Montréal, Canada

February 25, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Gildan Activewear Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Gildan Activewear Inc.'s (the Company) internal control over financial reporting as of December 28, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 28, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 28, 2025 and December 29, 2024, the related consolidated statements of earnings and comprehensive income, changes in equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated February 25, 2026 expressed an unqualified opinion on those consolidated financial statements.

The Company acquired HanesBrands Inc. during 2025, and management excluded from its assessment of the effectiveness of the Company's internal control over financial reporting as of December 28, 2025, HanesBrands Inc.'s internal control over financial reporting associated with $217 million of net sales, $17 million of net loss, $2,470 million of current assets, $3,858 million of non-current assets, $1,078 million of current liabilities and $1,731 million of non-current liabilities included in the consolidated financial statements of the Company as of and for the year ended December 28, 2025. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of HanesBrands Inc.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's annual report on internal control over financial reporting" included in Management's Discussion and Analysis. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

Page 2

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Montréal, Canada
February 25, 2026



GILDAN ACTIVEWEAR INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. dollars)

	December 28, 2025	December 29, 2024
Current assets:		
Cash and cash equivalents (note 6)	$ 284,458	$ 98,799
Trade accounts receivable (note 7)	955,670	542,359
Inventories (note 8)	2,370,165	1,110,562
Prepaid expenses, deposits and other current assets	140,271	106,964
Assets held for sale (note 23)	959,313	—
Total current assets	4,709,877	1,858,684
Non-current assets:		
Property, plant and equipment (note 9)	1,467,719	1,173,240
Right-of-use assets (note 10(a))	234,752	95,568
Intangible assets (note 11)	3,021,414	253,319
Goodwill (note 11)	868,848	271,677
Deferred income taxes (note 20)	22,952	21,800
Other non-current assets	139,675	40,834
Total non-current assets	5,755,360	1,856,438
Total assets	$ 10,465,237	$ 3,715,122
Current liabilities:		
Accounts payable and accrued liabilities	$ 1,264,210	$ 490,073
Income taxes payable	80,764	29,668
Current portion of lease obligations (note 10(b))	59,759	17,749
Current portion of long-term debt (note 12)	450,000	300,000
Liabilities held for sale (note 23)	380,923	—
Total current liabilities	2,235,656	837,490
Non-current liabilities:		
Long-term debt (note 12)	3,863,680	1,235,870
Lease obligations (note 10(b))	254,742	99,671
Deferred income taxes (note 20)	401,097	28,630
Employee benefit obligations (note 13)	118,409	37,667
Other non-current liabilities (note 14)	29,432	19,143
Total non-current liabilities	4,667,360	1,420,981
Total liabilities	6,903,016	2,258,471
Commitments, guarantees and contingent liabilities (note 26)		
Equity (note 15):		
Share capital	2,299,475	268,557
Contributed surplus	112,775	69,920
Retained earnings	1,170,259	1,118,201
Accumulated other comprehensive (loss) income	(20,288)	(27)
Total equity attributable to shareholders of the Company	3,562,221	1,456,651
Total liabilities and equity	$ 10,465,237	$ 3,715,122

See accompanying notes to consolidated financial statements.

On behalf of the Board of Directors:

(Signed: Glenn J. Chamandy)   *(Signed: Ghislain Houle)*

Glenn J. Chamandy   Ghislain Houle

Director   Director



GILDAN ACTIVEWEAR INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
Fiscal years ended December 28, 2025 and December 29, 2024
(in thousands of U.S. dollars, except per share data)

	2025	2024
Net sales (note 29)	$ 3,619,236	$ 3,270,590
Cost of sales	2,489,369	2,266,911
Gross profit	1,129,867	1,003,679
Selling, general and administrative expenses (note 18(a))	389,351	390,769
Restructuring and acquisition-related costs (recoveries) (note 19)	120,578	(5,329)
Operating income	619,938	618,239
Financial expenses, net (note 16(c))	148,746	104,154
Earnings before income taxes	471,192	514,085
Income tax expense (note 20)	77,257	113,220
Net earnings from continuing operations	393,935	400,865
Earnings from discontinued operations, net of tax (note 23)	4,944	—
Net earnings	398,879	400,865
Other comprehensive (loss) income, net of related income taxes:		
Cash flow hedges (note 16(d))	(37,156)	(13,677)
Actuarial (loss) gain on employee benefit obligations (note 13(a))	(2,429)	(817)
Translation adjustments	16,895	—
	(22,690)	(14,494)
Comprehensive income	$ 376,189	$ 386,371
Earnings per share (note 21):		
Basic earnings per share:		
Continuing operations	$ 2.57	$ 2.46
Discontinued operations	0.04	—
Total	$ 2.61	$ 2.46
Diluted earnings per share:		
Continuing operations	$ 2.57	$ 2.46
Discontinued operations	0.04	—
Total	$ 2.61	$ 2.46

See accompanying notes to consolidated financial statements.



GILDAN ACTIVEWEAR INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Fiscal years ended December 28, 2025 and December 29, 2024
(in thousands or thousands of U.S. dollars)

	Share capital		Contributed surplus	Accumulated other comprehensive income (loss)	Retained earnings	Total Equity
	Number	Amount				
Balance, December 31, 2023	169,986	$ 271,213	$ 61,363	$ 13,650	$ 1,611,231	$ 1,957,457
Share-based compensation	—	—	64,376	—	—	64,376
Shares issued under employee share purchase plan	43	1,661	—	—	—	1,661
Shares issued pursuant to exercise of stock options	184	6,304	(947)	—	—	5,357
Shares issued or distributed pursuant to vesting of restricted share units	658	20,237	(39,439)	—	—	(19,202)
Shares repurchased for cancellation (including share buyback taxes) (note 15(d))	(17,735)	(29,670)	—	—	(731,829)	(761,499)
Share repurchases for settlement of non-Treasury RSUs (note 15(e))	(725)	(1,188)	—	—	(26,505)	(27,693)
Change from equity-settled to cash-settled arising from change in settlement	—	—	(15,396)	—	—	(15,396)
Payout of employee portion of deferred compensation	—	—	(1,312)	—	—	(1,312)
Dividends declared	—	—	1,275	—	(134,744)	(133,469)
Transactions with shareholders of the Company recognized directly in equity	(17,575)	(2,656)	8,557	—	(893,078)	(887,177)
Cash flow hedges (note 16(d))	—	—	—	(13,677)	—	(13,677)
Actuarial gain (loss) on employee benefit obligations (note 13(a))	—	—	—	—	(817)	(817)
Net earnings	—	—	—	—	400,865	400,865
Comprehensive income	—	—	—	(13,677)	400,048	386,371
Balance, December 29, 2024	152,411	$ 268,557	$ 69,920	$ (27)	$ 1,118,201	$ 1,456,651
Share-based compensation	—	—	47,783	—	—	47,783
Shares issued under employee share purchase plan	35	1,805	—	—	—	1,805
Shares issued pursuant to exercise of stock options	283	11,676	(3,246)	—	—	8,430
Shares issued or distributed pursuant to vesting of restricted share units	649	13,324	(37,316)	—	—	(23,992)
Shares issued as consideration for business acquisition	36,090	2,014,571	—	—	—	2,014,571
Replacement awards (note 5, note 17, note 19)	—	—	49,545	—	—	49,545
Transaction costs on shares issued	—	(2,447)	—	—	—	(2,447)
Shares repurchased for cancellation (including share buyback taxes) (note 15(d))	(3,750)	(7,004)	—	—	(178,889)	(185,893)
Share repurchases for settlement of non-Treasury RSUs (note 15(e))	(566)	(1,007)	—	—	(28,486)	(29,493)
Reclassification to accrued withholding taxes on vested equity awards	—	—	(17,326)	—	—	(17,326)
Payout of employee portion of deferred compensation	—	—	1,636	—	—	1,636
Dividends declared	—	—	1,779	—	(137,017)	(135,238)
Transactions with shareholders of the Company recognized directly in equity	32,741	2,030,918	42,855	—	(344,392)	1,729,381
Cash flow hedges (note 16(d), note 23)	—	—	—	(37,156)	—	(37,156)
Actuarial gain (loss) on employee benefit obligations	—	—	—	—	(2,429)	(2,429)
Translation adjustments (note 15(b))	—	—	—	16,895	—	16,895
Net earnings	—	—	—	—	398,879	398,879
Comprehensive income	—	—	—	(20,261)	396,450	376,189
Balance, December 28, 2025	**185,152**	**$2,299,475**	**$ 112,775**	**$ (20,288)**	**$ 1,170,259**	**$ 3,562,221**

See accompanying notes to consolidated financial statements.



GILDAN ACTIVEWEAR INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Fiscal years ended December 28, 2025 and December 29, 2024
(in thousands of U.S. dollars)

	2025	2024
Cash flows from (used in) operating activities:		
Net earnings	**$ 398,879**	$ 400,865
Adjustments for:		
Depreciation and amortization (note 22)	**147,566**	138,202
Loss (gain) on disposal of PP&E, intangible assets, and right-of-use assets	**4,156**	(212)
Share-based compensation	**47,951**	64,529
Deferred income taxes (note 20)	**(4,664)**	12,665
Other (note 24(a))	**23,604**	(48,740)
Changes in working capital balances (note 24(c))	**(11,177)**	(65,921)
Cash flows from (used in) operating activities	**606,315**	501,388
Cash flows from (used in) investing activities:		
Purchase of property, plant and equipment	**(106,436)**	(145,332)
Purchase of intangible assets	**(7,371)**	(5,020)
Business acquisitions (note 5)	**(122,717)**	—
Proceeds from sale and leaseback, disposal of assets held for sale and other disposals of PP&E	**521**	38,236
Cash flows from (used in) investing activities	**(236,003)**	(112,116)
Cash flows from (used in) financing activities:		
Increase (Decrease) in amounts drawn under long-term bank credit facility	**240,000**	(235,000)
Proceeds from term loan (note 12)	**1,100,000**	300,000
Repayment of Hanes accounts receivable securitization facility (note 5)	**(115,000)**	—
Repayment of Hanes debt (note 5)	**(2,320,500)**	—
Proceeds from issuance of Senior unsecured notes (note 12)	**1,686,280**	500,000
Repayment of delayed draw term loan (note 12)	**(300,000)**	—
Bridge facility commitment fees	**(9,275)**	—
Net interest expense incurred on bond issuance previous to Hanes transaction close	**(2,895)**	—
Debt breakage fee (note 5)	**(31,831)**	—
Dividends paid	**(135,237)**	(133,469)
Repurchase and cancellation of shares (note 15d))	**(183,495)**	(755,608)
Other (note 24(d))	**(105,112)**	(55,274)
Cash flows from (used in) financing activities	**(177,065)**	(379,351)
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	**2,912**	(764)
Net increase (decrease) in cash and cash equivalents during the fiscal year	**196,159**	9,157
Cash and cash equivalents, beginning of fiscal year	**98,799**	89,642
Cash and cash equivalents, end of fiscal year	**$ 294,958**	$ 98,799
Balances included in the Consolidated Statements of Financial Position:		
Cash and Cash equivalents	**284,458**	98,799
Cash and cash equivalents in current assets held for sale	**10,500**	—
Cash and cash equivalents, end of fiscal year	**$ 294,958**	$ 98,799
Cash paid (included in cash flows from operating activities):		
Interest	**108,047**	78,227
Income taxes, net of refunds	**29,465**	47,949

Supplemental disclosure of cash flow information (note 24)

See accompanying notes to consolidated financial statements.

The cash flows related to discontinued operations have not been segregated and remain included in the major classes of assets and liabilities. Accordingly, the Consolidated Statements of Cash Flows include the results of continuing and discontinued operations.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fiscal years ended December 28, 2025 and December 29, 2024
(Tabular amounts in thousands or thousands of U.S. dollars except per share data, unless otherwise indicated)

1. REPORTING ENTITY:

Gildan Activewear Inc. (the "Company" or "Gildan") is domiciled in Canada and is incorporated under the *Canada Business Corporations Act.* Its principal business activity is the manufacture and sale of activewear, hosiery and underwear. The Company's fiscal year ends on the Sunday closest to December 31 of each year.

The address of the Company's registered office is 600 de Maisonneuve Boulevard West, Suite 3300, Montreal, Quebec. These consolidated financial statements are as at and for the fiscal years ended December 28, 2025 (fiscal 2025) and December 29, 2024 (fiscal 2024) and include the accounts of the Company and its subsidiaries. The Company is a publicly listed entity and its shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol GIL.

2. BASIS OF PREPARATION:

(a) **Statement of compliance:**

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

These consolidated financial statements for the fiscal year ended December 28, 2025 were authorized for issuance by the Board of Directors of the Company on February 25, 2026.

(b) **Basis of measurement:**

These consolidated financial statements have been prepared on the historical cost basis except for the following items in the consolidated statements of financial position:
- Derivative financial instruments which are measured at fair value;
- Employee benefit obligations related to defined benefit plans which are measured at the present value of the defined benefit obligations, net of advance payments made to employees thereon;
- Liabilities for cash-settled share-based payment arrangements which are measured at fair value, and equity-classified share-based payment arrangements which are measured at fair value at grant date pursuant to IFRS 2, Share-based payment;
- Discontinued, damaged, and excess finished inventories which are carried at the net realizable value;
- Provisions for decommissioning, site restoration costs, and onerous contracts which are measured at the present value of the expenditures expected to be required to settle the obligation; and
- Identifiable assets acquired and liabilities assumed in connection with a business combination which are initially measured at fair value.
- Assets and liabilities classified as held for sale initially measured at their estimated fair value less cost to sell as of the acquisition date, in accordance with IFRS 3 and IFRS 5 (note 5).

These consolidated financial statements are presented in U.S. dollars, which is the Company's functional currency.



2. BASIS OF PREPARATION:

(c) **Discontinued Operations:**

In August 2025, when the Company announced that it had entered into a definitive merger agreement to acquire HanesBrands (refer to note 5 for additional information), management announced that it was undertaking a strategic review of the businesses of HanesBrands Australia ("HAA") which could include a sale or other transaction. On December 1, 20205, when the Company purchased Hanes, the Company considered HAA to be as a component business acquired with a view to be resold. Immediately following the acquisition, management has taken steps to formalize its decision with the Board of Directors, engage financial advisors, identify potential buyers and commence a sale process. The Company expects to complete the sale of the business within the next twelve months.

As a result, the net assets of HAA acquired have been classified as held for sale and measured at their fair value less cost to sell as of the date of the Hanes acquisition. HAA has been classified as a discontinued operation in these consolidated financial statements. Unless otherwise noted, discussion within these notes to the consolidated financial statements relates to continuing operations. See Note 23 "Businesses Held for Sale and Discontinued Operations" for additional information about discontinued operations.

(d) **Initial application of new or amended accounting standards:**

During the year ended December 29, 2024, the Company adopted the following new or amended accounting standards:

Amendments to International Accounting Standard ("IAS") 1, Presentation of Financial Statements

On January 23, 2020, the IASB issued narrow-scope amendments to IAS 1, Presentation of Financial Statements, to clarify how to classify debt and other liabilities as current or non-current. The amendments (which affect only the presentation of liabilities in the statement of financial position) clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period to defer settlement by at least twelve months and make explicit that only rights in place at the end of the reporting period should affect the classification of a liability; clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets, or services. On October 31, 2022, the IASB issued Non-current Liabilities with Covenants (Amendments to IAS 1). These further amendments clarify how to address the effects on classification and disclosure of covenants which an entity is required to comply with on or before the reporting date and covenants which an entity must comply with only after the reporting date. The 2020 amendments and the 2022 amendments (collectively "the Amendments") are effective for annual periods beginning on or after January 1, 2024 and are applied retrospectively. The amendment of IAS 1 had no impact on the Company's consolidated financial statements.

IAS 12 Amendment International Tax Reform - Pillar Two Model Rules

In May 2023, the International Accounting Standards Board issued the IAS 12 Amendment International Tax Reform - Pillar Two Model Rules on mandatory relief for accounting for deferred taxes from the global minimum taxation. The amendments provide a temporary exception from the requirement to recognize and disclose deferred taxes arising from enacted or substantively enacted tax law that implements the Pillar Two model rules published by the OECD, including tax law that implements qualified domestic minimum top-up taxes described in those rules. The amendments also introduced targeted disclosure requirements in the notes for affected entities to enable users of financial statements to understand the extent to which an entity will be affected by the minimum tax, particularly before the legislation comes into force. The amendments to IAS 12 were effective for annual periods beginning on or after January 1, 2023. The Company updated its disclosures in its 2023 annual consolidated financial statements for the year ended December 31, 2023, with further updated disclosures in these annual consolidated financial statements for the year ended December 29, 2024. The Company applied the mandatory temporary exemption from recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes in the Company's consolidated financial statements for the year ended December 29, 2024.



3. MATERIAL ACCOUNTING POLICY INFORMATION:

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise indicated.

(a) **Basis of consolidation:**

(i) **Subsidiaries:**

Subsidiaries are entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries are aligned with the policies adopted by the Company. Intragroup transactions, balances, and unrealized gains or losses on transactions between group companies are eliminated.

The Company's principal subsidiaries, their jurisdiction of incorporation, and the Company's percentage ownership share of each are as follows:

Subsidiary	Jurisdiction of incorporation	Ownership percentage
Gildan Activewear SRL	Barbados	100 %
Gildan Yarns, LLC	Delaware	100 %
Gildan USA LLC	Delaware	100 %
Gildan Activewear Dominican Republic Textile Company Inc.	Barbados	100 %
Gildan Honduras Properties, S. de R.L.	Honduras	100 %
G.A.B. Limited	Bangladesh	100 %
SDS International Limited	Bangladesh	100 %
Hanesbrands LLC	USA	100 %
HBI Branded Apparel Enterprises LLC	USA	100 %
HBI Receivables LLC	USA	100 %
Hanesbrands El Salvador, LTDA. DE. CV.	El Salvador	100 %
Hanes Innerwear Australia Pty Ltd	Australia	100 %
Hanes Australia Pty Ltd	Australia	100 %

The Company has no other subsidiaries representing individually more than 10% of the total consolidated assets and 10% of the consolidated net sales of the Company, or in the aggregate more than 20% of the total consolidated assets and the consolidated net sales of the Company as at and for the fiscal year ended December 28, 2025.

(ii) **Other:**

The Company is reporting separately the results of the HAA business as discontinued operations in its consolidated statements of earnings and comprehensive income and the corresponding assets and liabilities as held for sale. Refer to note 2 c) of these consolidated financial statements. Except where expressly indicated otherwise, the discussion contained within the notes to the consolidated financial statements concerns continuing operations. See Note "Businesses Held for Sale and Discontinued Operations" for additional information.



3. MATERIAL ACCOUNTING POLICY INFORMATION (continued):

(b) **Trade accounts receivable:**

Trade accounts receivable consist of amounts due from our normal business activities. An allowance for expected credit losses is maintained to reflect an impairment risk for trade accounts receivable based on an expected credit loss model which factors in changes in credit quality since the initial recognition of trade accounts receivable based on customer risk categories. Expected credit losses are also provided for based on collection history and specific risks identified on a customer-by-customer basis. Trade accounts receivable are presented net of allowances for expected credit losses, sales discounts, and sales returns when the Company has a right to offset the amounts.

The Company may continuously sell trade accounts receivables of certain designated customers to a third-party financial institution in exchange for a cash payment equal to the face value of the sold trade receivables less an applicable discount. The Company retains servicing responsibilities, including collection, for these trade accounts receivables but does not retain any credit risk with respect to any trade accounts receivables that have been sold. All trade accounts receivables sold under the receivables purchase agreement are removed from the consolidated statements of financial position, as the sale of the trade accounts receivables qualify for de-recognition. The net cash proceeds received by the Company are included as cash flows from operating activities in the consolidated statements of cash flows. The difference between the carrying amount of the trade accounts receivables sold under the agreement and the cash received at the time of transfer is recorded in the statement of earnings and comprehensive income within financial expenses.

(c) **Inventories:**

Inventories are stated at the lower of cost and net realizable value. The cost of inventories is based on the first-in, first-out principle, and reflect the various stages of production that inventories have reached at period-end. Inventory costs include the purchase price and other costs directly related to the acquisition of raw materials and spare parts held for use in the manufacturing process, and the cost of purchased finished goods. Inventory costs also include the costs directly related to the conversion of materials to finished goods, such as direct labour, and a systematic allocation of fixed and variable production overhead, including manufacturing depreciation expense. The allocation of fixed production overhead to the cost of inventories is based on the normal capacity of the production facilities. Additional costs incurred as a result of operating below the normal capacity of the production facilities are excluded from the carrying value of inventories and charged directly to cost of sales. Normal capacity is the average production expected to be achieved during the fiscal year, under normal circumstances. The Company manages its day-to-day production costs and inventories using a standard inventory costing system whereby the cost of a product is determined using pre-established rates for materials, labour and production overhead expenses based on the manufacturing specifications of the product. At period end, the Company assesses whether the variances between the standard costs and the actual costs incurred relate to the conversion of materials to finished goods, or if they represent abnormal costs that should be charged directly to cost of sales. The carrying value of inventories is then adjusted to record the manufacturing variances related to inventories still on hand and manufacturing variances related to inventories that have been sold are charged to cost of sales, through an allocation method which uses an estimated variance deferral factor based on the number of days of inventory on hand based on the most recent past production. The Company's inventory costing process involves a combination of automated and non-automated systems and processes using data obtained from different geographical locations to accumulate manufacturing variances at each stage of the Company's vertically integrated manufacturing process and identify costs to be expensed immediately. Net realizable value is the estimated selling price of finished goods in normal sales channels, or where applicable, liquidation channels, less the estimated costs of completion and selling expenses. Raw materials, work in progress, and spare parts inventories are not written down if the finished products in which they will be incorporated are expected to be sold at or above cost.


3. MATERIAL ACCOUNTING POLICY INFORMATION (continued):

(c) **Inventories (continued):**

The cost of inventories may no longer be recoverable if inventories are discontinued, damaged, in excess quantities, or if their selling prices or estimated forecast of product demand decline. Discontinued, damaged, and excess inventories are carried at the net realizable value, as those inventories are sold below cost in liquidation channels. In determining the net realizable value of finished goods, the Company considers recent recovery rates and current market conditions in these channels. The Company regularly reviews inventory quantities on hand, current production plans, and forecasted future sales, and inventories are written down to net realizable value when it is determined that they are no longer fully recoverable. There is estimation uncertainty in relation to the identification of excess inventories used in establishing the net realizable value. As at December 28, 2025, a 10% decrease or increase in the expected selling prices used to establish the net realizable value of discontinued, damaged, and excess inventories would not result in either a material decrease or an increase in inventories. If actual market conditions are less favorable than previously projected or if liquidation of the inventory which is no longer deemed fully recoverable is more difficult than anticipated, additional write-downs may be required.

(d) **Discontinued operations and assets held for sale:**

Non-current assets and liabilities which are classified as assets held for sale are reported in current assets and current liabilities, respectively, in the statement of financial position, when their carrying amount is to be recovered principally through a sale transaction rather than through continuing use, and a sale is considered highly probable. Assets held for sale are stated at the lower of their carrying amount and fair value less costs to sell.

(e) **Property, plant and equipment:**

Property, plant and equipment are initially recorded at cost and are subsequently carried at cost less any accumulated depreciation and any accumulated impairment losses. The cost of an item of property, plant and equipment includes expenditures that are directly attributable to the acquisition or construction of an asset. The cost of self-constructed assets includes the cost of materials and direct labour, site preparation costs, initial delivery and handling costs, installation and assembly costs, and any other costs directly attributable to bringing the assets to the location and condition necessary for the assets to be capable of operating in the manner intended by management. The cost of property, plant and equipment also includes, when applicable, borrowing costs, as well as the initial present value estimate of the costs of decommissioning or dismantling and removing the asset and restoring the site on which it is located at the end of its useful life, which is amortized over the remaining life of the underlying asset. Purchased software that is integral to the functionality of the related equipment is capitalized as part of other equipment. Subsequent costs are included in an asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits are present and the cost of the item can be measured reliably. When property, plant and equipment are replaced they are fully written down. Gains and losses on the disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized in the statement of earnings and comprehensive income.

Land is not depreciated. The cost of property, plant and equipment less its residual value, if any, is depreciated on a straight-line basis over the following estimated useful lives:

Asset	Useful life
Buildings and improvements[1]	5 to 40 years
Manufacturing equipment[2]	2 to 20 years
Other equipment	3 to 10 years

(1) The majority of the Company's buildings are depreciated over a 30 to 40 year period.
(2) The majority of the Company's manufacturing equipment is depreciated over a 15 to 20 year period.

The useful lives of the Company's equipment are generally not impacted by climate-related transitional matters because the Company generally expects to make additions at the end of their useful lives.

Assets not yet utilized in operations include expenditures incurred to date for plant constructions or expansions which are still in process and equipment not yet placed into service as at the reporting date. Depreciation on these assets commences when the assets are available for use.



3. MATERIAL ACCOUNTING POLICY INFORMATION (continued):

(f) **Intangible assets:**

Definite life intangible assets are measured at cost less accumulated amortization and any accumulated impairment losses. Intangible assets include identifiable intangible assets acquired and consist of customer contracts and customer relationships, license agreements, trademarks, and non-compete agreements. Intangible assets also include computer software that is not an integral part of the related hardware. Indefinite life intangible assets represent intangible assets which the Company controls, which have no contractual or legal expiration date and therefore are not amortized as there is no foreseeable time limit to their useful economic life. An assessment of indefinite life intangible assets is performed annually to determine whether events and circumstances continue to support an indefinite useful life and any change in the useful life assessment from indefinite to finite is accounted for as a change in accounting estimate on a prospective basis.

Intangible assets with finite lives are amortized on a straight-line basis over the following estimated useful lives:

Asset	Useful life
Customer contracts and customer relationships	7 to 20 years
License agreements	3 to 10 years
Computer software	4 to 7 years

The Company's trademarks are not amortized as they are considered to be indefinite life intangible assets.

The costs of information technology projects that are directly attributable to the design and testing of identifiable and unique software products, including internally developed computer software, are recognized as intangible assets when the following criteria are met:

- it is technically feasible to complete the software product so that it will be available for use;
- management intends to complete the software product and use it;
- there is an ability to use the software product;
- it can be demonstrated how the software product will generate probable future economic benefits;
- adequate technical, financial, and other resources to complete the development and to use the software product are available; and
- the expenditures attributable to the software product during its development can be reliably measured.

Other development expenditures that do not meet these criteria are recognized as an expense in the consolidated statements of earnings and comprehensive income as incurred.

(g) **Goodwill:**

Goodwill is measured at cost less accumulated impairment losses, if any. Goodwill arises on business combinations and is measured as the excess of the consideration transferred and the recognized amount of the non-controlling interest in the acquired business, if any, over the fair value of identifiable assets acquired and liabilities assumed of an acquired business.

(h) **Impairment of non-financial assets:**

Non-financial assets that have an indefinite useful life such as goodwill and trademarks are not subject to amortization and are therefore tested annually for impairment or more frequently if events or changes in circumstances indicate that the asset might be impaired. Assets that are subject to amortization are assessed at the end of each reporting period as to whether there is any indication of impairment or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's value in use and fair value less costs of disposal. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case assets are grouped at the lowest levels for which there are separately identifiable cash inflows (i.e., cash-generating units or "CGUs").



3. MATERIAL ACCOUNTING POLICY INFORMATION (continued):

(h) **Impairment of non-financial assets (continued):**

A goodwill impairment loss is not reversed. Impairment losses on non-financial assets other than goodwill recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

The calculation of fair value less costs of disposal or value in use for purposes of measuring the recoverable amount of non-financial assets involves the use of key assumptions and estimates with respect to a variety of factors, including estimated sales volumes, selling prices, input costs, selling, general and administrative (SG&A) expenses, and the multiple applied to forecasted adjusted EBITDA, all of which are subject to inherent uncertainties and subjectivity. The assumptions are based on annual business plans and other forecasted results, earnings multiples obtained by using market comparables as references, and discount rates which are used to reflect market-based estimates of the risks associated with the projected cash flows, based on the best information available as of the date of the impairment test. Changes in circumstances, such as technological advances, adverse changes in third-party licensing arrangements, changes to the Company's business strategy, and changes in economic and market conditions can result in actual useful lives and future cash flows that differ significantly from estimates and could result in increased charges for amortization or impairment. There can be no assurance that the estimates and assumptions used in the impairment tests will prove to be accurate predictions of the future. If the future adversely differs from management's best estimate of key economic assumptions and the associated cash flows materially decrease, the Company may be required to record material impairment charges or accelerated depreciation and amortization charges related to its non-financial assets. Please refer to note 11 for additional details on the recoverability of the Company's cash-generating units.

(i) **Financial instruments:**

The Company initially recognizes financial instruments on the trade date at which the Company becomes a party to the contractual provisions of the instrument. Financial instruments are initially measured at fair value. If the financial instrument is not subsequently accounted for at fair value through profit or loss, then the initial measurement includes transaction costs that are directly attributable to the instrument's acquisition or origination. On initial recognition, the Company classifies its financial assets or financial liabilities as subsequently measured at either amortized cost or fair value, depending on its business model for managing the financial instruments and the contractual cash flow characteristics of the financial instruments.

Financial assets
Financial assets are classified into the following categories and depend on the purpose for which the financial assets were acquired.

Financial assets measured at amortized cost
A financial asset is subsequently measured at amortized cost, using the effective interest method and net of any impairment loss, if:
- The asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and
- The contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and/or interest.

The Company currently classifies its cash and cash equivalents, trade accounts receivable, certain other current assets (excluding derivative financial instruments designated as effective hedging instruments), and long-term non-trade receivables as financial assets measured at amortized cost. The Company de-recognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.



3. MATERIAL ACCOUNTING POLICY INFORMATION (continued):

(i)   **Financial instruments (continued):**

Financial assets (continued)

Financial assets measured at fair value
These assets are measured at fair value and changes therein, including any interest or dividend income, are recognized in profit or loss. However, for investments in equity instruments that are not held for trading, the Company may elect at initial recognition to present gains and losses in other comprehensive income. For such investments measured at fair value through other comprehensive income, gains and losses are never reclassified to profit or loss, and no impairment is recognized in profit or loss. Dividends earned from such investments are recognized in profit or loss, unless the dividend clearly represents a repayment of part of the cost of the investment. The Company currently has no significant financial assets measured at fair value other than derivative financial instruments.

Financial liabilities
Financial liabilities are classified into the following categories.

Financial liabilities measured at amortized cost
A financial liability is subsequently measured at amortized cost, using the effective interest method. The Company currently classifies accounts payable and accrued liabilities (excluding derivative financial instruments designated as effective hedging instruments), and long-term debt bearing interest at variable and fixed rates as financial liabilities measured at amortized cost.

Financial liabilities measured at fair value
Financial liabilities at fair value are initially recognized at fair value and are remeasured at each reporting date with any changes therein recognized in net earnings. The Company currently has no significant financial liabilities measured at fair value.

Fair value of financial instruments

Financial instruments measured at fair value use the following fair value hierarchy to prioritize the inputs used in measuring fair value:
- Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
- Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
- Level 3: inputs for the asset or liability that are not based on observable market data.

Impairment of financial assets

The Company recognizes loss allowances for expected credit losses on financial assets measured at amortized cost. The Company recognizes a loss allowance at an amount equal to the lifetime expected credit losses if the credit risk on that financial instrument has increased significantly since initial recognition. Otherwise, the loss allowance for that financial instrument corresponds to an amount equal to twelve-month expected credit losses. The Company uses the simplified method to measure the loss allowance for trade receivables at lifetime expected losses. The Company uses historical trends of default, the timing of recoveries and the amount of loss incurred, adjusted for management's judgement as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends. Losses are recognized in the consolidated statements of income and reflected in an allowance account against trade and other receivables.


3. MATERIAL ACCOUNTING POLICY INFORMATION (continued):

(j) **Derivative financial instruments and hedging relationships:**

The Company enters into derivative financial instruments to hedge its market risk exposures. On initial designation of the hedge, the Company formally documents the relationship between the hedging instruments and hedged items, including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Company makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be effective in offsetting the changes in cash flows of the respective hedged items during the period for which the hedge is designated. For a cash flow hedge of a forecasted transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net earnings.

Derivatives are recognized initially at fair value, and attributable transaction costs are recognized in net earnings as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Cash flow hedges
When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a highly probable forecasted transaction that could affect net earnings, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in accumulated other comprehensive income as part of equity. The amount recognized in other comprehensive income is removed and included in net earnings under the same line item in the consolidated statements of earnings and comprehensive income as the hedged item, in the same period that the hedged cash flows affect net earnings. When a hedged forecasted transaction subsequently results in the recognition of a non-financial asset or liability, the cash flow hedge reserve is removed from accumulated other comprehensive income and included in the initial cost or carrying amount of the asset or liability. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in net earnings. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. If the forecasted transaction is no longer expected to occur, then the balance in accumulated other comprehensive income is recognized immediately in net earnings.

(k) **Employee benefits:**

Defined contribution plans
The Company offers group defined contribution plans to eligible employees whereby the Company matches employees' contributions up to a fixed percentage of the employee's salary. Contributions by the Company to trustee-managed investment portfolios or employee associations are expensed as incurred. Benefits are also provided to employees through defined contribution plans administered by the governments in the countries in which the Company operates. The Company's contributions to these plans are recognized in the period when services are rendered.

Defined benefit plans
The Company maintains a liability for statutory severance obligations for active employees primarily located in the Caribbean and Central America which is payable to the employees in a lump sum payment upon termination of employment. The liability is based on management's best estimates of the ultimate costs to be incurred to settle the liability and is based on a number of assumptions and factors, including historical trends, actuarial assumptions and economic conditions.

As part of the HanesBrands acquisition (refer to note 5 of these consolidated financial statements), the Company assumed Hanes' pension plans consisting of mainly the HanesBrands Inc. pension plans in the U.S., which were frozen effective December 31, 2005, as well as various nonqualified retirement plans and international plans.

Liabilities related to defined benefit plans are included in other non-current liabilities in the consolidated statements of financial position. Service costs, interest costs, and costs related to the impact of program changes are recognized in cost of sales in the consolidated statements of earnings. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized directly to other comprehensive income in the period in which they arise, and are immediately transferred to retained earnings without reclassification to net earnings in a subsequent period.



3. MATERIAL ACCOUNTING POLICY INFORMATION (continued):

(l) **Provisions:**

Decommissioning and site restoration costs
The Company recognizes decommissioning and site restoration obligations for future removal and site restoration costs associated with the restoration of certain property and plant should it decide to discontinue some of its activities.

(m) **Share capital:**

Common shares are classified as equity. Incremental costs directly attributable to the issuance of common shares and stock options are recognized as a deduction from equity, net of any tax effects.

When the Company repurchases its own shares, the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the Company's equity holders until the shares are cancelled or reissued. When the shares are cancelled, the excess of the consideration paid over the average stated value of the shares purchased for cancellation is charged to retained earnings.

(n) **Revenue recognition:**

The Company derives revenue from the sale of finished goods, which include activewear, hosiery, underwear, and intimates. The Company recognizes revenue at a point in time when it transfers control of the finished goods to a customer, which generally occurs upon shipment of the finished goods from the Company's facilities. In certain arrangements, control is transferred and revenue is recognized upon delivery of the finished goods to the customer's premises.

Some arrangements for the sale of finished goods provide for customer price discounts, rights of return and/or volume rebates based on aggregate sales over a specified period, which gives rise to variable consideration. At the time of sale, estimates are made for items giving rise to variable consideration based on the terms of the sales program or arrangement. The variable consideration is estimated at contract inception using the most likely amount method and revenue is only recognized to the extent that a significant reversal of revenue is not expected to occur. The estimate is based on historical experience, current trends, and other known factors. New sales incentive programs which relate to sales made in a prior period are recognized at the time the new program is introduced. Sales are recorded net of customer discounts, rebates, and estimated sales returns, and exclude sales taxes. A provision is recognized for expected returns in relation to sales made before the end of the reporting period.

Under cooperative advertising arrangements, the Company agrees to reimburse the retailer for a portion of the costs incurred by the retailer to advertise and promote certain of the Company's products. The Company recognizes the cost of cooperative advertising programs.

Consideration payable to a customer that is not considered a distinct good or service from the customer, such as one-time fees paid to customers for product placement or product introduction, is accounted for as a reduction of the transaction price, and the Company recognizes the reduction of revenue at the later of when Company recognizes revenue for the transfer of the related goods to the customer or when the Company pays or promises to pay the consideration.

(o) **Cost of sales and gross profit:**
Cost of sales includes all raw material costs, manufacturing conversion costs, including manufacturing depreciation expense, sourcing costs, inbound freight and inter-facility transportation costs, and outbound freight to customers. Cost of sales also includes the cost of purchased finished goods, costs relating to purchasing, receiving and inspection activities, manufacturing administration, third-party manufacturing services, sales-based royalty costs, insurance, inventory write-downs, and customs and duties. Gross profit is the result of net sales less cost of sales. The Company's gross profit may not be comparable to gross profit as reported by other companies, since some entities include warehousing and handling costs, and/or exclude depreciation expense, outbound freight to customers and royalty costs from cost of sales.



3. MATERIAL ACCOUNTING POLICY INFORMATION (continued):

(p) **Selling, general and administrative expenses:**

Selling, general and administrative ("SG&A") expenses include warehousing and handling costs, selling and administrative personnel costs, advertising and marketing expenses, costs of leased non-manufacturing facilities and equipment, professional fees, non-manufacturing depreciation expense, and other general and administrative expenses. SG&A expenses also include amortization of intangible assets.

(q) **Restructuring and acquisition-related costs:**

Restructuring and acquisition-related costs are expensed when incurred, or when a legal or constructive obligation exists. Restructuring and acquisition-related costs are comprised of costs directly related to significant exit activities, including the closure of business locations or the relocation of business activities, significant changes in management structure, as well as transaction and integration costs incurred pursuant to business acquisitions. The nature of expenses included in restructuring and acquisition-related costs may include: severance and termination benefits, including the termination of employee benefit plans; gains or losses from the remeasurement and disposal of assets held for sale; write-downs of property, plant and equipment, right-of-use assets, and software related to exit activities; facility exit and closure costs, including the costs of physically transferring inventory and fixed assets to other facilities; costs of integrating the IT systems of an acquired business to Gildan's existing IT systems; legal, accounting and other professional fees (excluding costs of issuing debt or equity) directly incurred in connection with a business acquisition; purchase gains on business acquisitions; losses on business acquisitions achieved in stages; contingent amounts payable to selling shareholders under their employment agreements pursuant to a business acquisition; and the remeasurement of liabilities related to contingent consideration incurred in connection with a business acquisition.

(r) **Cotton and cotton-based yarn procurement:**

The Company contracts to buy cotton and cotton-based yarn with future delivery dates at fixed prices in order to reduce the effects of fluctuations in the prices of cotton used in the manufacture of its products. These contracts are not used for trading purposes and are not considered to be financial instruments as they are entered into for purchase and receipt in accordance with the Company's expected usage requirements, and therefore are not measured at fair value. The Company commits to fixed prices on a percentage of its cotton and cotton-based yarn requirements up to twenty-four months in the future. If the cost of committed prices for cotton and cotton-based yarn plus estimated costs to complete production exceed current selling prices, a loss is recognized for the excess as a charge to cost of sales.

(s) **Government assistance:**

Government assistance is recognized only when there is reasonable assurance the Company will comply with all related conditions for receipt of the assistance. Government assistance, including grants and tax credits, related to operating expenses is accounted for as a reduction to the related expenses. Government assistance, including monetary and non-monetary grants and tax credits related to the acquisition of property, plant and equipment, is accounted for as a reduction of the cost of the related property, plant and equipment, and is recognized in net earnings using the same methods, periods and rates as for the related property, plant and equipment.

(t) **Financial expenses (income):**

Financial expenses (income) include: interest expense on borrowings, including realized gains and/or losses on interest rate swaps designated for hedge accounting; gains on debt redemption, net of debt breakage fee, net interest expense incurred on bond issuance prior to Hanes transaction close, bank and other financial charges; amortization of debt facility fees, discount on the sales of trade accounts receivable; interest income on funds invested; interest on lease obligations; accretion of interest on discounted provisions; net foreign currency losses and/or gains; and losses and/or gains on financial derivatives that do not meet the criteria for effective hedge accounting.



3. MATERIAL ACCOUNTING POLICY INFORMATION (continued):

(u) **Income taxes:**

Income tax expense is comprised of current and deferred income taxes, and is included in net earnings except to the extent that it relates to a business acquisition, or items recognized directly in equity or in other comprehensive income. Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date, for all temporary differences caused when the tax bases of assets and liabilities differ from those reported in the financial statements. The Company recognizes deferred income tax assets for unused tax losses and deductible temporary differences only to the extent that, in management's opinion, it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred tax assets are reviewed at each reporting date and are derecognized to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss at the time of the transaction; and, where the timing of the reversal of a temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

The Company has determined that income taxes arising from legislation enacted or substantively enacted to implement the Pillar Two model rules, including legislation implementing qualified domestic minimum top-up taxes, are income taxes within the scope of IAS 12. The Company accounts for such income taxes as a current tax when it is incurred.

In determining the amount of current and deferred income taxes, the Company takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. Provisions for uncertain tax positions are measured at the best estimate of the amounts expected to be paid upon ultimate resolution. The Company periodically reviews and adjusts its estimates and assumptions of income tax assets and liabilities as circumstances warrant, such as changes to tax laws, administrative guidance, change in management's assessment of the technical merits of its positions due to new information, and the resolution of uncertainties through either the conclusion of tax audits or expiration of prescribed time limits within relevant statutes.

(v) **Earnings per share:**

Basic earnings per share are computed by dividing net earnings by the weighted average number of common shares outstanding for the year. Diluted earnings per share are computed using the weighted average number of common shares outstanding for the period adjusted to include the dilutive impact of stock options and restricted share units. The number of additional shares is calculated by assuming that all common shares held in trust for the purpose of settling non-Treasury restricted share units have been delivered, all dilutive outstanding options are exercised and all dilutive outstanding Treasury restricted share units have vested, and that the proceeds from such exercises, as well as the amount of unrecognized share-based compensation which is considered to be assumed proceeds, are used to repurchase common shares at the average share price for the period. For Treasury restricted share units, only the unrecognized share-based compensation is considered assumed proceeds since there is no exercise price paid by the holder.



3. MATERIAL ACCOUNTING POLICY INFORMATION (continued):

(w) **Share-based payments:**

Stock options, Stock appreciation rights, Treasury and non-Treasury restricted share units

Stock options, Stock appreciation rights ("SARs"), Treasury restricted share units, and non-Treasury restricted share units are equity settled share-based payments, which are measured at fair value at the grant date. For stock options and SARs, the compensation cost is measured using the Black-Scholes option pricing model and is expensed over the award's vesting period. For Treasury and non-Treasury restricted share units, compensation cost is measured at the fair value of the underlying common share at the grant date and is expensed over the award's vesting period. For Treasury restricted share units, issued with market performance objectives, compensation cost is measured using a Monte Carlo model considering market performance conditions at grant date and is expensed over the award's vesting period. Compensation expense is recognized in net earnings with a corresponding increase in contributed surplus. Any consideration paid by plan participants on the exercise of stock options is credited to share capital. Upon the exercise of stock options, the vesting of Treasury restricted share units, and upon delivery of the common shares for settlement of vesting non-Treasury restricted share units or SARs, the corresponding amounts previously credited to contributed surplus are transferred to share capital. The number of non-Treasury restricted share units remitted to the participants upon settlement is equal to the number of non-Treasury restricted share units awarded less units withheld to satisfy the participants' statutory withholding tax requirements. Stock options and Treasury restricted share units that are dilutive and meet performance conditions as at the reporting date are considered in the calculation of diluted earnings per share, as per note 3(v) to these consolidated financial statements.

Estimates for forfeitures and performance conditions
The measurement of compensation expense for stock options, SARs, Treasury restricted share units and non-Treasury restricted share units is net of estimated forfeitures. For the portion of Treasury restricted share units and non-Treasury restricted share units that are issuable based on non-market performance conditions, the amount recognized as an expense is adjusted to reflect the number of awards for which the related service and performance conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.

Deferred share unit plan
The Company has a deferred share unit plan for independent members of the Company's Board of Directors, who receive a portion of their compensation in the form of deferred share units ("DSUs"). These DSUs are cash settled awards and are initially recognized in net earnings based on fair value at the grant date. The DSU obligation is included in accounts payable and accrued liabilities and is remeasured at fair value, based on the market price of the Company's common shares, at each reporting date.

Employee share purchase plans
For employee share purchase plans, the Company's contribution, on the employee's behalf, is recognized as compensation expense with an offset to share capital, and consideration paid by employees on purchase of common shares is also recorded as an increase to share capital.

(x) **Leases:**

At inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use ("ROU") asset and a lease liability at the lease commencement date. The ROU asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The ROU asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the ROU asset or the lease term. The lease term includes consideration of an option to renew or to terminate if the Company is reasonably certain to exercise that option. Lease terms range from 1 to 32 years for manufacturing, sales, distribution, and administrative facilities and land leases. In addition, the ROU asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.



3. MATERIAL ACCOUNTING POLICY INFORMATION (continued):

(x) **Leases (continued):**

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate. Lease payments mainly include fixed, or in substance fixed, payments and variable lease payments that depend on an index or a rate. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease liability. The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, or if the Company changes its assessment of whether it will exercise a purchase, extension, or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the ROU asset, or is recorded in profit or loss if the carrying amount of the ROU asset has been reduced to zero.

The Company has elected to apply the practical expedient not to recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are recognized as an expense on a straight-line basis over the lease term.

(y) **Use of estimates and judgments:**

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgments in applying accounting policies:

The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

Business acquisitions
Management makes estimates and assumptions to determine the fair values of assets acquired and liabilities assumed in a business combination including intangible assets and assets and liabilities held for sale at the acquisition date. Such estimates and assumptions are inherently uncertain and subject to refinement. As of December 28, 2025, the Company has not completed the determination of the fair value of assets acquired and liabilities assumed for the Hanes acquisition and therefore provisional amounts have been reported. During the measurement period, the Company may adjust any provisional amounts reported on the acquisition date if additional information is obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected their measurement on that date. Adjustments to provisional amounts are recognized with corresponding adjustments to goodwill.

Determination of cash generating units
The identification of CGUs and grouping of assets into the respective CGUs is based on currently available information about actual utilization experience and expected future business plans. Management has taken into consideration various factors in identifying its CGUs. The Company has identified its CGUs for purposes of testing the recoverability and impairment of non-financial assets to be Textile & Sewing (excluding Hanes), Hosiery (excluding Hanes), Textile & Sewing (Hanes), Hosiery (Hanes), and Intimates (Hanes) as they represent the lowest level of identifiable group of assets that generated cash inflows that are largely independent of the cash inflows from other group of assets.

Inventories
The costing of inventory involves the determination of whether costs incurred are abnormal costs and whether manufacturing variances relate to inventory on hand or cost of sales.



3. MATERIAL ACCOUNTING POLICY INFORMATION (continued):

(y) **Use of estimates and judgments (continued):**

*Critical judgments in applying accounting policies (continued)***:**

Income taxes

The Company's income tax provisions and income tax assets and liabilities are based on interpretations of applicable tax laws, including income tax treaties between various countries in which the Company operates, as well as underlying rules and regulations with respect to transfer pricing. These interpretations involve judgments and estimates and may be challenged through government taxation audits that the Company is regularly subject to. New information may become available that causes the Company to change its judgment regarding the adequacy of existing income tax assets and liabilities; such changes will impact net earnings in the period that such a determination is made.

4. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED:

IFRS 9 Financial Instruments ("IFRS 9") and IFRS 7 Financial Instruments: Disclosures ("IFRS 7")

In May 2024, IASB issued limited amendments to IFRS 9 and IFRS 7. These amendments provide clarity on the timing of recognition and derecognition of financial assets and liabilities, the assessment of contractual cash flow characteristics, and the resulting classification and disclosure of financial assets with environmental, social, and governance linked or other contingent features. Additionally, the amendments clarify that a financial liability is derecognized on the settlement date, with the accounting policy choice to derecognize a financial liability settled using an electronic payment system before the settlement date, provided specific conditions are met. Additional disclosures are required for financial instruments with contingent features and investments in equity instruments designated at fair value through other comprehensive income with these amendments. These amendments are effective for annual reporting periods beginning on or after January 1, 2026, and are not expected to have an impact on the Company's consolidated financial statements. The Company has elected not to early adopt these amendments.

IFRS 18 Presentation and Disclosure in Financial Statements ("IFRS 18")

On April 9, 2024, the IASB issued IFRS 18 to improve reporting of financial performance. IFRS 18 replaces IAS 1 Presentation of Financial Statements. It carries forward many requirements from IAS 1 unchanged. The standard sets out requirements on presentation and disclosures in financial statements. It introduces a defined structure for the statement of income composed of required categories and subtotals. The standard also introduces specific disclosure requirements for management-defined performance measures and a reconciliation between these measures and the most similar subtotal specified in IFRS, which must be disclosed in a single note. IFRS 18 applies for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted. The Company is currently evaluating the impact of the adoption of IFRS 18 on its consolidated financial statements.



5. BUSINESS ACQUISITIONS:

On December 1, 2025, the Company acquired 100% of the common shares of HanesBrands Inc ("Hanes") for a total purchase price of $2.3 billion. These consolidated financial statements include the results of Hanes as a consolidated subsidiary from December 1, 2025. Hanes is a global apparel company recognized for producing everyday clothing that emphasizes comfort, quality, and value. Its portfolio includes several iconic brands such as Hanes, the leading basic apparel brand in the U.S. The acquisition will allow the Company to expand scale and enhance its competitive position in the basic apparel market.

The Company accounted for this acquisition using the acquisition method in accordance with IFRS 3, Business Combinations. The Company determined the fair value of the assets acquired and liabilities assumed based on management's preliminary best estimate of their fair values and taking into account all relevant information available at that time. The identifiable assets acquired, and liabilities assumed were measured at their provisional fair values at the acquisition date, with certain exceptions, including but not limited to income taxes, certain contingent liabilities and contract liabilities. Due to the proximity of the acquisition to the Company's year end, the accounting for the acquisition of Hanes remains preliminary as at December 28, 2025, as the Company continues to validate the provisional fair values assigned to acquired assets and assumed liabilities. This validation will be completed during the measurement period as additional information is obtained about facts and circumstances as of the acquisition date that will assist in the determination of the fair values of these assets and liabilities. The Company expects to finalize the fair value of the net assets acquired and liabilities assumed by the one year anniversary at the latest.

Goodwill is attributable primarily to the Hanes assembled workforce, business processes and the synergies expected to be achieved from integrating Hanes into the Company's existing business, which were not recorded separately since they did not meet the recognition criteria for identifiable intangible assets. Goodwill recorded in connection with this acquisition is not deductible for tax purposes.

The provisional fair values of the intangible assets were determined using the multi-period excess earnings method for the customer relationships, and the relief from royalty method for the trademarks. The multi-period excess earnings method considers the present value of net cash flows expected to be generated by the customer relationships, by excluding any cash flows related to contributory assets. Management's determination of the provisional fair value of the above assets acquired involved estimates and assumptions. The significant assumptions used to determine the provisional fair value of the customer relationships were forecasted revenues, annual customer attrition rate, forecasted earnings before interest, tax, depreciation, and amortization ("EBITDA") margins, and discount rate. The relief-from-royalty method considers the discounted estimated royalty payments that are expected to be avoided as a result of the trademarks being owned. The significant assumptions used to determine the provisional fair values of the trademarks were forecasted revenue attributable to the trademarks, trademark royalty rates, long term growth rate and discount rate.

The provisional fair values of the property, plant and equipment were determined using valuation techniques including, but not limited to, the cost, market comparison or income approaches as deemed appropriate based on the nature of the asset. The significant assumptions used to determine the provisional fair value of the property, plant and equipment included, but were not limited to, market prices for comparable assets, indexation rates, utilization of the plant and physical, functional or economic obsolescence as deemed necessary.

The right-of-use asset has been measured at the acquisition date at the same amount as the lease liability, adjusted to reflect favourable or unfavourable terms of the lease when compared with market terms at that date.

The fair value of work in progress and finished goods inventories is determined based on estimated selling price in the ordinary course of business less the estimated costs of completion and sale, and a reasonable profit margin based on the effort required to complete and sell the inventories.

The HAA assets held for sale less liabilities held for sale (HAA net assets held for sale) in the amount of $600 million have been measured at fair value less cost to sell using the market approach. The significant assumptions used to determine the provisional fair value less cost to sell of HAA net assets held for sale were normalized last-twelve month ("LTM") EBITDA and LTM EBITDA multiple.

Measurement uncertainty exists at December 28, 2025 with respect to, but not limited to, working capital balances, property, plant and equipment, intangible assets, net assets held for sale, pensions and other benefit liabilities and deferred income taxes.


5. BUSINESS ACQUISITIONS (continued):

The preliminary determination of the fair value of assets acquired and liabilities assumed arising from the acquisition are as follows:

Assets acquired:	
Trade accounts receivable[1]	$ 316,008
Income taxes receivable	18,303
Inventories	1,131,093
Prepaid expenses, deposits and other current assets	59,421
Assets held for sale	941,203
Property, plant and equipment	310,969
Right-of-use assets	138,471
Other non-current assets	59,924
Deferred income taxes	2,517
Intangible assets[2]	2,780,494
	$ 5,758,403
Liabilities assumed:	
Accounts payable and accrued liabilities	$ 612,644
Income taxes payable	60,667
Current portion of lease obligations	31,422
Current portion of long-term debt[3]	136,047
Liabilities held for sale	372,520
Lease obligations	168,191
Long-term debt[3]	2,334,759
Employee benefit obligations	76,461
Other non current liabilities	16,679
Deferred income taxes	379,154
	$ 4,188,544
Goodwill	597,171
Net assets acquired at fair value	$ 2,167,030
Cash consideration paid at closing, net of cash acquired	122,717
Issuance of common stock	2,014,571
Equity Awards	29,742
	$ 2,167,030

(1) The trade accounts receivable comprise gross contractual amounts due of $322.7 million, of which $6.7 million was expected to be uncollectible at the date of acquisition.

(2) The intangible assets acquired are comprised of trademarks in the amount of $1,971 million (including $1.6 billion for the Hanes brand), which are not being amortized as they are considered to be indefinite life intangible assets, customer relationships in the amount of $799 million, which are being amortized on a straight line basis over their estimated useful lives of 20 years, and computer software of $10 million which are being amortized on a straight line basis over their estimated useful lives of 4-7 years.

(3) Immediately following closing of the acquisition, the assumed debts (a) Hanes senior credit facility of $228.7 million (b) Hanes 9.00% senior notes due 2031 of $633.7 million including a breakage fee of $31.8 million (c) Hanes US Term loans of $1,493.4 million and (d) amounts outstanding under Hanes accounts receivable securitization facility of $115.0 million due in 2026 were fully repaid.



5. BUSINESS ACQUISITIONS (continued):

The cash consideration paid at closing of $122.7 million (net of cash acquired of $160.3 million) was based on $0.80 per share for the 353.8 million shares of Hanes common stock outstanding on December 1, 2025. The non-cash share consideration of $2,014.6 million, was based on 0.102 Gildan Common Shares being issued for each of the 353.8 million shares of Hanes common stock outstanding as of December 1, 2025, multiplied by $55.82, which is the closing share price of the Gildan common shares on the NYSE on November 28, 2025. The consideration for the business combination includes $29.7 million transferred to employees of Hanes when the acquiree's awards were substituted by the replacement awards, which relates to past service. The value of the replacement awards is $57.1 million, the balance of $27.3 million will be recognized as post-acquisition compensation cost (refer to note 17 Share-based compensation and note 19 Restructuring and acquisition-related costs for additional information).

The consolidated results of the Company for fiscal 2025 include net sales of $217 million and net loss of $17 million relating to Hanes' results of operations since the date of acquisition. The net loss includes the impact of severance costs and the impact of the inventory fair value step-up recorded as part of the purchase price allocation. If the acquisition of Hanes was accounted for as if it had occurred at the beginning of the Company's fiscal year, the Company's consolidated net sales and net earnings on a proforma basis for the fiscal year ended December 28, 2025 would have been approximately $6.2 billion and $650 million, respectively. These proforma figures have been estimated based on the results of Hanes' operations prior to being purchased by the Company, as if the acquisition occurred on December 30, 2024 and include the impact for the year of: the purchase price allocation including fair value adjustments determined provisionally, including the recognition of the inventory fair value step-up charge, financing transaction related adjustments (issuance of bonds and term loans as disclosed in note 12, and the repayment of Hanes debt), and the impact of reduced compensation and director fees from post-acquisition severance, and should not be viewed as indicative of the Company's future results.

6. CASH AND CASH EQUIVALENTS:

Cash and cash equivalents consisted mainly of bank balances as at December 28, 2025 and December 29, 2024. Cash equivalents relate to highly liquid investments with an original maturity of three months or less at the time of purchase.

7. TRADE ACCOUNTS RECEIVABLE:

	December 28, 2025	December 29, 2024
Trade accounts receivable	$ **966,762**	$ 553,420
Allowance for expected credit losses	**(11,092)**	(11,061)
	$ **955,670**	$ 542,359

As at December 28, 2025, trade accounts receivables being serviced under receivables purchase agreements amounted to $777.0 million (December 29, 2024 - $272.1 million). The difference between the carrying amount of the receivables sold under the agreements and the cash received at the time of transfer was $19.0 million for fiscal 2025 (2024 - $16.4 million) and was recorded in bank and other financial charges. Refer to note 28 for additional information related to the receivables purchase agreements.

The movement in the allowance for expected credit losses in respect of trade receivables was as follows:

	2025	2024
Balance, beginning of fiscal year	$ **(11,061)**	$ (11,165)
(Impairment) Reversal of impairment of trade accounts receivable	**(2,313)**	(380)
Write-off of trade accounts receivable	**2,282**	484
Balance, end of fiscal year	$ **(11,092)**	$ (11,061)

The impairment of trade accounts receivable for fiscal 2025 and fiscal 2024, was mainly related to the impact of increases in overall trade accounts receivables, partially offset by a decrease in the expected credit loss rates for specific customers.



8. INVENTORIES:

	December 28, 2025	December 29, 2024
Raw materials and spare parts inventories	$ **253,219**	$ 170,321
Work in progress[(1)]	**145,395**	65,399
Finished goods[(1)]	**1,971,551**	874,842
	$ 2,370,165	$ 1,110,562

(1) As at December 28, 2025, $1,121.5 million represents work in progress and finished goods inventories of the Company excluding respective Hanes inventory amounts initially recorded at fair value less cost to sell.

The amount of inventories recognized as an expense and included in cost of sales was $2,430.9 million for fiscal 2025 (2024 - $2,214.0 million). For fiscal 2025, cost of sales included an expense of $6.9 million (2024 - $8.1 million) related the write-down of inventory to net realizable value.

Inventories include amounts related to reciprocal tariffs introduced by the U.S. Administration under the International Emergency Economic Powers Act ("IEEPA") during fiscal 2025, amongst other tariffs programs. On February 20, 2026, the Supreme Court of the United States invalidated the U.S. Administration's tariff measures imposed under IEEPA, eliminating the legal basis for continued collection of those duties. In response, the U.S. Administration indicated that, notwithstanding the Court's ruling, it intends to pursue alternative statutory mechanisms to impose tariffs, including a temporary 10% ad valorem duty under Section 122 of the Trade Act of 1974 for a period of 150 days beginning February 24, 2026. On February 21, 2026, the U.S. Administration publicly stated that it would raise such global tariffs from 10% to 15%, the maximum allowable rate under Section 122 of the Trade Act of 1974, although this higher rate had not yet been formally implemented as of the date hereof. While the U.S. Supreme Court's decision removes IEEPA as a legal basis for tariff collection going forward, other tariff programs and authorities remain in effect. Future tariff costs to be incurred by the Company are subject to change. The possibility of refunds of certain IEEPA amounts previously tendered during fiscal 2025 by the Company are uncertain and any possible refunds of prior tariff costs cannot be estimated at this time.

The Company has a multi-year agreement for the purchase of yarn terminating in 2028, with minimum purchase requirements. As at December 28, 2025, the Company had a commitment of $114.3 million (2024 - $155.6 million) under this agreement. These commitments are included in our contractual undiscounted cash flows summary. Refer to note 28 Financial risk management of these annual consolidated financial statements for additional information.


9. PROPERTY, PLANT AND EQUIPMENT:

2025	Land	Buildings and improvements	Manufacturing equipment	Other equipment	Assets not yet utilized in operations	Total
Cost						
Balance, December 29, 2024	$ 128,908	$ 650,526	$ 1,438,323	$ 175,108	$ 57,714	$ 2,450,579
Additions	17	20,688	36,735	6,571	43,112	107,123
Additions through business acquisitions	45,010	89,043	176,916	—	—	310,969
Transfers	—	7,674	45,086	1,004	(53,764)	—
Disposals[1]	—	(451)	(34,009)	(3,872)	—	(38,332)
Balance, December 28, 2025	**$ 173,935**	**$ 767,480**	**$ 1,663,051**	**$ 178,811**	**$ 47,062**	**$ 2,830,339**
Accumulated depreciation						
Balance, December 29, 2024	$ —	$ 286,160	$ 850,185	$ 140,994	$ —	$ 1,277,339
Depreciation (note 22)	—	28,441	78,979	11,590	—	119,010
Disposals[1]	—	(207)	(29,978)	(3,544)	—	(33,729)
Balance, December 28, 2025	**$ —**	**$ 314,394**	**$ 899,186**	**$ 149,040**	**$ —**	**$ 1,362,620**
Carrying amount, December 28, 2025	**$ 173,935**	**$ 453,086**	**$ 763,865**	**$ 29,771**	**$ 47,062**	**$ 1,467,719**

2024	Land	Buildings and improvements	Manufacturing equipment	Other equipment	Assets not yet utilized in operations	Total
Cost						
Balance, December 31, 2023	$ 129,569	$ 601,486	$ 1,313,960	$ 172,228	$ 185,251	$ 2,402,494
Additions	238	24,652	55,770	8,065	53,764	142,489
Transfers	—	73,707	103,684	3,910	(181,301)	—
Disposals[1]	(899)	(49,319)	(35,091)	(9,095)	—	(94,404)
Balance, December 29, 2024	$ 128,908	$ 650,526	$ 1,438,323	$ 175,108	$ 57,714	$ 2,450,579
Accumulated depreciation						
Balance, December 31, 2023	$ —	$ 283,325	$ 806,086	$ 138,568	$ —	$ 1,227,979
Depreciation (note 22)	—	26,620	72,996	11,516	—	111,132
Disposals[1]	—	(23,785)	(28,897)	(9,090)	—	(61,772)
Balance, December 29, 2024	$ —	$ 286,160	$ 850,185	$ 140,994	$ —	$ 1,277,339
Carrying amount, December 29, 2024	$ 128,908	$ 364,366	$ 588,138	$ 34,114	$ 57,714	$ 1,173,240

(1) Disposals include the write-off of certain equipment relating to facility closures. See note 19 "Restructuring and acquisition-related costs" for additional information.

Assets not yet utilized in operations include expenditures incurred to date for plant expansions which are still in process and equipment not yet placed into service as at the end of the reporting period.

As at December 28, 2025, there were contractual purchase obligations outstanding of approximately $55.7 million (December 29, 2024 - $50.7 million) for the purchase of property, plant and equipment. These contractual purchase obligations are included in our contractual undiscounted cash flows summary. Refer to note 28 Financial risk management of these annual consolidated financial statements for additional information.



10. RIGHT-OF-USE ASSETS AND LEASE OBLIGATIONS

(a) **Right-of-use assets:**

The following table presents the right-of-use assets for the Company:

	2025	2024
Balance, beginning of fiscal year	$ 95,568	$ 81,447
Additions	19,565	34,863
Additions through business acquisitions	138,471	—
Write-downs, impairments, and accelerated depreciation	(194)	(6,614)
Depreciation (note 22)	(18,658)	(14,128)
Balance, end of fiscal year	$ 234,752	$ 95,568

(b) **Lease obligations:**

The Company's leases are primarily for manufacturing, sales, distribution, and administrative facilities.

The following table presents lease obligations recorded in the statement of financial position:

	December 28, 2025	December 29, 2024
Current	$ 59,759	$ 17,749
Non-current	254,742	99,671
	$ 314,501	$ 117,420

Leases of certain facilities contain extension or termination options exercisable by the Company before the end of the non-cancellable contract period. The Company has applied judgment to determine the lease term for the contracts with renewal and termination options and has included renewal and termination options in the measurement of lease obligations when it is reasonably certain to exercise the options. The Company reassesses whether it is reasonably certain to exercise the options if there is a significant event or a significant change in circumstances within its control which impacts the original assessments made. As at December 28, 2025, potential undiscounted future lease payments related to renewal options not included in the measurement of lease obligations were $276.2 million (December 29, 2024 - $116.8 million).

The following table presents the undiscounted future minimum lease payments under non-cancellable leases (including short term leases) as at December 28, 2025:

	December 28, 2025
Less than one year	$ 77,551
One to five years	200,463
More than five years	89,185
	$ 367,199

For the year ended December 28, 2025, expenses relating to short-term leases and leases of low-value assets were $4.4 million (2024 - $3.4 million).

For the year ended December 28, 2025, the total cash outflow for recognized lease obligations (including interest) was $27.5 million (2024 - $20.0 million), of which $22.1 million (2024 - $15.2 million) was included as part of cash outflows from financing activities.


11. INTANGIBLE ASSETS AND GOODWILL:

Intangible assets:

2025	Customer contracts and customer relationships		Trademarks		License agreements		Computer software		Total
Cost									
Balance, December 29, 2024	$	224,489	$	226,172	$	70,450	$	76,313	$	597,424
Additions		—		—		—		8,589		8,589
Additions through business acquisitions		799,000		1,971,000		—		10,494		2,780,494
Disposals		—		—		—		(5,268)		(5,268)
Balance, December 28, 2025	$	**1,023,489**	$	**2,197,172**	$	**70,450**	$	**90,128**	$	**3,381,239**
Accumulated amortization									
Balance, December 29, 2024	$	190,945	$	22,480	$	70,450	$	60,230	$	344,105
Amortization (note 22)		11,273		—		—		5,368		16,641
Disposals		—		—		—		(921)		(921)
Balance, December 28, 2025	$	**202,218**	$	**22,480**	$	**70,450**	$	**64,677**	$	**359,825**
Carrying amount, December 28, 2025	$	**821,271**	$	**2,174,692**	$	**—**	$	**25,451**	$	**3,021,414**

2024	Customer contracts and customer relationships		Trademarks		License agreements		Computer software		Total
Cost									
Balance, December 31, 2023	$	224,489	$	226,172	$	70,450	$	73,900	$	595,011
Additions		—		—		—		5,153		5,153
Disposals		—		—		—		(2,740)		(2,740)
Balance, December 29, 2024	$	224,489	$	226,172	$	70,450	$	76,313	$	597,424
Accumulated amortization									
Balance, December 31, 2023	$	183,251	$	22,480	$	70,040	$	57,821	$	333,592
Amortization (note 22)		7,694		—		410		5,136		13,240
Disposals		—		—		—		(2,727)		(2,727)
Balance, December 29, 2024	$	190,945	$	22,480	$	70,450	$	60,230	$	344,105
Carrying amount, December 29, 2024	$	33,544	$	203,692	$	—	$	16,083	$	253,319

During fiscal 2025 and fiscal 2024, no impairment charges were recorded related to intangible assets (both definite and indefinite life).

The carrying amount of internally-generated assets within computer software was $12.9 million as at December 28, 2025 (December 29, 2024 - $10.6 million). Included in computer software as at December 28, 2025 was $5.6 million (December 29, 2024 - $3.9 million) of assets not yet utilized in operations.



11. INTANGIBLE ASSETS AND GOODWILL (continued):

Goodwill:

	2025	2024
Balance, beginning of fiscal year	**$ 271,677**	$ 271,677
Goodwill acquired through business acquisitions	**597,171**	—
Balance, end of fiscal year	**$ 868,848**	$ 271,677

Recoverability of cash-generating units:

Goodwill acquired through business acquisitions have been allocated to the Company's CGUs as follows:

	December 28, 2025	December 29, 2024
Textile & Sewing (excluding Hanes)	**$ 271,677**	$ 271,677
Hanes[1]	**597,171**	—
Textile & Sewing	**—**	—
Hosiery	**—**	—
Intimates	**—**	—
	$ 868,848	$ 271,677

(1) As at year end December 28, 2025, goodwill from the Hanes acquisition of $597.2 million (refer to note 5 for additional information) will remain unallocated due to the pending evaluation of the acquired operations' integration into existing cash generating units and due to the purchase price allocation being provisional. The allocation will be completed before the end of the first annual period beginning after the acquisition date.

Indefinite life intangible assets have been allocated to the Company's CGUs as follows:

	December 28, 2025	December 29, 2024
Textile & Sewing (excluding Hanes)	**$ 93,400**	$ 93,400
Hosiery (excluding Hanes)	**110,292**	110,292
	$ 203,692	$ 203,692
Hanes[1]	**$ 1,644,000**	$ —
Textile & Sewing	**12,228**	—
Hosiery	**1,039**	—
Intimates	**313,733**	—
	$ 1,971,000	$ —
	$ 2,174,692	$ 203,692

(1) The Hanes Brand trademark of $1.6 billion acquired through the business combination of Hanes will be tested for impairment at the Hanes group of CGUs level (Textile & Sewing, Hosiery, Intimates).



11. INTANGIBLE ASSETS AND GOODWILL (continued):

Recoverability of cash-generating units (continued):

In assessing whether goodwill and indefinite life intangible assets are impaired, the carrying amounts of the CGUs (including goodwill and indefinite life intangible assets) are compared to their recoverable amounts. The key assumptions for the fair value less costs of disposal method include estimated sales volumes, selling prices, input costs, and SG&A expenses in determining forecasted adjusted EBITDA, as well as the multiple applied to forecasted adjusted EBITDA. The adjusted EBITDA multiple was obtained by using market comparables as a reference.

As at December 28, 2025, there was no impairment test performed on the goodwill from the Hanes acquisition (note 5) as it is unallocated, given the fair value measurement of the acquired assets and liabilities remains preliminary. In addition, it was determined that the carrying value of the indefinite life intangible assets acquired in the Hanes acquisition approximately equal their recoverable amount given the proximity of the acquisition date to December 28, 2025.

The Company performed its annual impairment review for goodwill and indefinite life intangible assets for the Textile & Sewing (excluding Hanes) and Hosiery (excluding Hanes) CGUs as at December 28, 2025 and December 29, 2024. The estimated recoverable amount for the Textile & Sewing (excluding Hanes) CGU exceeded its carrying value and as a result, there was no impairment identified. The estimated recoverable amount for the Hosiery CGU exceeded its carrying value and as a result, there was no impairment identified for the year ended December 28, 2025. For the year ended December 29, 2024, the estimated recoverable amount for the Hosiery (excluding Hanes) CGU exceeded its carrying value and as a result there was no impairment relating to intangible assets (both definite and indefinite life) acquired in previous business acquisitions.

Recoverable amount for Textile & Sewing (excluding Hanes) and Hosiery (excluding Hanes) CGUs

The Company determined the recoverable amounts of the Textile & Sewing and Hosiery CGUs based on the fair value less costs of disposal method. The fair value measurement was categorized as a level 3 fair value. The fair values of the Textile & Sewing and Hosiery CGUs were based on a multiple of 8.0 (2024 - 8.5), applied to risk adjusted EBITDA (adjusted EBITDA as defined in note 27) for the next year, which takes into account financial forecasts approved by senior management. The values assigned to the key assumptions represent management's assessment of future trends and have been based on historical data from external and internal sources.

Textile & Sewing CGU (excluding Hanes)

For the Textile & Sewing CGU, no reasonably possible change in the key assumptions used in determining the recoverable amount would result in any impairment of goodwill or indefinite life intangible assets.

Hosiery CGU (excluding Hanes)

For the Hosiery CGU, no reasonably possible change in the key assumptions used in determining the recoverable amount would result in any impairment of indefinite life intangible assets.



12. LONG-TERM DEBT:

	Effective interest rate [1]	Principal amount		Maturity date
		December 28, 2025	December 29, 2024	
Non-current portion of long-term debt				
Revolving long-term bank credit facility, interest at variable U.S. interest rate[2][3]	5.8%	$ 240,000	$ —	Mar 2030
Senior unsecured Canadian notes, Series 1, interest at fixed rate of 4.36%, payable semi-annually	5.5%	365,600	347,050	Nov 2029
Senior unsecured Canadian notes, Series 2, interest at fixed rate of 4.71%, payable semi-annually	5.8%	146,240	138,820	Nov 2031
Senior unsecured Canadian notes, Series 3, interest at CORRA plus 1.26%, payable quarterly	5.8%	109,680	—	Mar 2028
Senior unsecured Canadian notes, Series 4, interest at fixed rate of 3.63%, payable semi-annually	5.7%	146,240	—	Mar 2028
Senior unsecured Canadian notes, Series 5, interest at fixed rate of 4.149%, payable semi-annually	5.6%	255,920	—	Nov 2030
Senior unsecured U.S., Series 1, interest at fixed rate of 4.70%, payable semi-annually	4.7%	600,000	—	Oct 2030
Senior unsecured U.S., Series 2, interest at fixed rate of 5.40%, payable semi-annually	5.4%	600,000	—	Oct 2035
Term loan, interest at variable U.S. interest rate, payable monthly	n/a	—	300,000	Jun 2026
Term loan facility, interest at variable U.S. interest rate, payable monthly[4]	5.9%	300,000	300,000	Aug 2029
Term loan facility, interest at variable U.S. interest rate, payable monthly[4]	5.5%	500,000	—	Dec 2027
Term loan facility, interest at variable U.S. interest rate, payable monthly[4]	5.6%	600,000	—	Dec 2028
Notes payable, interest at fixed rate of 2.91%, payable semi-annually	n/a	—	100,000	Aug 2026
Notes payable, interest at Adjusted SOFR plus a spread of 1.57%, payable quarterly	n/a	—	50,000	Aug 2026
		$ 3,863,680	$ 1,235,870	
Current portion of long-term debt				
Term loan, interest at variable U.S. interest rate, payable monthly	5.1%	300,000	—	Jun 2026
Notes payable, interest at fixed rate of 2.91%, payable semi-annually[5]	2.9%	100,000	—	Aug 2026
Notes payable, interest at Adjusted SOFR plus a spread of 1.57%, payable quarterly[5][6]	2.9%	50,000	—	Aug 2026
Delayed draw term loan (DDTL), interest at variable U.S. interest rate, payable monthly[7]	n/a	—	300,000	n/a
		$ 450,000	$ 300,000	
Long-term debt		$ 4,313,680	$ 1,535,870	

(1) Represents the annualized effective interest rate for the year ended December 28, 2025, including the impact of interest rate swaps and cross currency interest rate swaps, where applicable.

(2) Secured Overnight Financing Rate (SOFR) advances at adjusted Term SOFR (includes a 0% to 0.25% reference rate adjustment) plus a spread ranging from 1% to 3%.

(3) The Company's committed unsecured revolving long-term bank credit facility of $1.2 billion provides for an annual extension which is subject to the approval of the lenders. The spread added to the adjusted Term SOFR is a function of the total net debt to EBITDA ratio (as defined in the credit facility agreement and its amendments). In addition, an amount of $30.7 million (December 29, 2024 - $10.8 million) has been committed against this facility to cover various letters of credit.

(4) The term loan facility can be prepaid in whole or in part at any time with no penalties. U.S. Base Rate Advances at U.S. Base rates or SOFR advances at adjusted Term SOFR (includes a 0.10% reference rate adjustment) plus a spread ranging from 1% to 2% based on the Company's total net debt to EBITDA ratio (as defined in the term loan agreement and its amendments).

(5) The unsecured notes issued to accredited investors in the U.S. private placement market can be prepaid in whole or in part at any time, subject to the payment of a prepayment penalty as provided for in the Note Purchase Agreement.

(6) Adjusted SOFR rate is determined on the basis of floating rate notes that bear interest at a floating rate plus a spread of 1.57%.

(7) The DDTL was fully repaid on March 19, 2025.

n/a = not applicable


12. LONG-TERM DEBT (continued):

On August 30, 2024, the Company entered into an unsecured committed five-year term loan agreement for a total principal amount of $300 million. The term loan is non-revolving and provides for a spread added to the adjusted Term SOFR based on the total net debt to EBITDA ratio (as defined in the term loan agreement).

On November 22, 2024, the Company issued at par, 4.362% Series 1 senior unsecured notes ("Series 1 Canadian notes") with a principal amount of $500 million in Canadian dollars ($357.1 million in U.S. dollars), which will mature on November 22, 2029. Additionally, on the same date, the Company issued at par, 4.711% Series 2 senior unsecured notes ("Series 2 Canadian notes") with a principal amount of $200 million in Canadian dollars ($142.9 million in U.S. dollars), which will mature on November 22, 2031. The notes were offered in Canada on a private placement basis.

The Series 1 Canadian notes and Series 2 Canadian notes have been hedged for foreign currency fluctuations through cross currency principal and interest rate swaps, which serves to lock in the combined principal at US$500 million and the interest at 5.49% and 5.765% respectively. Interest on these senior unsecured Canadian notes is payable semi-annually.

On March 13, 2025, the Company issued floating rate Series 3 senior unsecured notes ("Series 3 Canadian notes") with a principal amount of $150 million in Canadian dollars ($104 million in U.S. dollars), which will mature on March 13, 2028. The Series 3 floating rate notes were issued at par and bear interest at a rate equal to the daily compounded CORRA plus 1.26% annually. On the same date, the Company issued at par, 3.630% Series 4 senior unsecured notes ("Series 4 Canadian notes") with a principal amount of $200 million in Canadian dollars ($139 million in U.S. dollars), which will mature on March 13, 2028. Additionally, on the same date, the Company issued 4.149% Series 5 senior unsecured notes ("Series 5 Canadian notes") with a principal amount of $350 million in Canadian dollars ($243 million in U.S. dollars), which will mature on November 22, 2030. The notes were offered in Canada on a private placement basis.

The Series 3 Canadian notes have been hedged for foreign currency fluctuations through cross currency principal and interest rate swaps, which serves to lock in the principal at US$104 million and converts the interest payment to SOFR plus 1.405%.

The Series 4 Canadian notes have been hedged for foreign currency fluctuations through cross currency principal and interest rate swaps, which serves to lock in the principal at US$139 million. The Series 4 notes also have a fixed-to-floating interest rate swap to convert the fixed interest rate to SOFR plus 1.425%.

The Series 5 Canadian notes have been hedged for foreign currency fluctuations through cross currency principal and interest rate swaps, which serves to lock in the principal at US$243 million and the interest at 5.635%.

All of these hedging instruments relating to the Senior unsecured notes are for the same duration as the hedged note. See Note 16, Financial instruments, for additional details.

On August 13, 2025, the Company entered into a debt commitment letter providing for certain debt financing, the proceeds of which were expected to be used, to fund the cash portion of the consideration for the Hanes acquisition, repay certain of Hanes' existing indebtedness and pay expenses incurred in connection with the acquisition. The financing was initially comprised of a bridge facility in an aggregate principal amount of $1.2 billion and term loans in an aggregate principal amount of $1.1 billion, consisting of a $500 million 2-year term loan and a $600 million 3-year term loan (the "New Term Loan Facility"). On September 10, 2025, the Company entered into a joinder to the debt commitment letter pursuant to which a portion of the commitments in respect of the bridge facility and New Term Loan Facility were syndicated to certain other financial institutions. The bridge facility commitment was subsequently terminated in the fourth quarter of 2025 upon closing of the offering by the Company of $1.2 billion aggregate principal amount of senior unsecured notes as described below.

On October 7, 2025, the Company issued 4.700% Series 1 U.S. senior unsecured notes ("Series 1 U.S. notes") with a principal amount of $600 million, which will mature on October 7, 2030. Additionally, on the same date, the Company issued 5.400% Series 2 U.S. senior unsecured notes ("Series 2 U.S. notes") with a principal amount of $600 million, which will mature on October 7, 2035. The notes were offered in the United States on a private placement basis.



12. LONG-TERM DEBT (continued):

On December 1, 2025, the Company entered into an unsecured committed 2-year term loan agreement for a total principal amount of $500 million and an unsecured committed 3-year term loan agreement for a total principal amount of $600 million, under the New Term Loan Facility. In the event of a sale of HAA, the net proceeds from such disposition will be required to be used to repay indebtedness under this facility in accordance with its terms.

The New Term Loan Facility is non-revolving and bears interest, at the Company's option, at Term SOFR plus a 0.10% adjustment plus an applicable margin of approximately 1.45% for the 2-year term loan and 1.58%, for the 3-year term loan, which applicable margin varies depending on the Company's public debt ratings (as defined in the term loan agreement). The 2-year term loan will mature two years after closing of the New Term Loan Facility on December 1, 2027 and the 3-year term loan will mature three years after closing of the New Term Loan Facility on December 1, 2028. The term loans include covenants substantially similar to those under Gildan's existing credit agreements.

In addition, on September 16, 2025, the Company amended its unsecured revolving long-term bank credit facility to increase the aggregate revolving commitments from $1 billion to $1.2 billion for effectiveness on December 1, 2025.

Under the terms of the revolving facility, term loan facilities and U.S private notes, the Company is required to comply with certain covenants, including maintenance of financial ratios. The Company was in compliance with all financial covenants at December 28, 2025.


13. EMPLOYEE BENEFIT OBLIGATIONS:

	December 28, 2025		December 29, 2024
Employee benefit obligation - Statutory severance and pre-notice [(a)]	$	**61,137**	$ 32,400
Employee benefit obligation - Defined contribution plan [(b)]		**6,520**	5,267
Employee benefit obligation - Defined benefit pension plans[(c)]		**50,752**	—
	$	**118,409**	$ 37,667

(a) **Statutory severance and pre-notice obligations:**

		2025		2024
Obligation, beginning of fiscal year	$	**32,400**	$	31,003
Additions through business acquisitions		**21,837**		—
Service cost		**16,691**		14,972
Interest cost		**7,977**		7,823
Actuarial loss (gain)[(1)]		**7,677**		817
Foreign exchange gain		**(2,758)**		(2,597)
Benefits paid		**(20,970)**		(19,618)
Obligation, end of fiscal year	$	**62,854**	$	32,400

(1) The actuarial loss (gain) in fiscal 2025 and 2024 respectively, is mainly due to changes in the actuarial assumptions used to determine the statutory severance obligations.

Amounts recognized in the Company's statements of financial position consist of:

		2025		2024
Accounts payable and accrued liabilities	$	**1,717**	$	—
Employee benefit obligation - Statutory severance and pre-notice		**61,137**		32,400
	$	**62,854**	$	32,400

Significant assumptions for the calculation of the statutory severance obligations included the use of a discount rate ranging between 1.8% and 11.7% (2024 - between 9.3% and 11.7%) and rates of compensation increases between 5.0% and 12.0% (2024 - 7.5% and 9.5%). A 1% increase in the discount rates would result in a corresponding decrease in the statutory severance obligations of $6.4 million, and a 1% decrease in the discount rates would result in a corresponding increase in the statutory severance obligations of $7.2 million. A 1% increase in the rates of compensation increases used would result in a corresponding increase in the statutory severance obligations of $7.4 million, and a 1% decrease in the rates of compensation increases used would result in a corresponding decrease in the statutory severance obligations of $6.6 million.

The cumulative amount of actuarial losses recognized in other comprehensive income as at December 28, 2025 was $33.3 million (December 29, 2024 - $25.6 million) which have been reclassified to retained earnings in the period in which they were recognized.

(b) **Defined contribution plan:**

During fiscal 2025, defined contribution expenses were $7.8 million (2024 - $6.7 million).



13. EMPLOYEE BENEFIT OBLIGATIONS (continued):

(c) Defined benefit pension plans:

At December 28, 2025, the Company's pension plans consisted of the U.S. pension plans, various nonqualified retirement plans and international plans. The defined benefit pension plans were assumed as part of the Hanes acquisition (note 5) and therefore the comparative amounts for fiscal 2024 were nil.

The movement in the Company's defined benefit pension plans was as follows:

	2025
Defined benefit obligation	
Obligation, beginning of fiscal year	$ —
Additions through business acquisitions	823,640
Current service cost	41
Interest cost	3,078
Benefits paid	(5,239)
Actuarial loss (gain)	(11,774)
Exchange rate gain/(loss) and other	235
Other	169
Obligation, end of fiscal year	$ 810,150
Fair Value of plan assets	
Asset, beginning of fiscal year	$ —
Additions through business acquisitions	770,473
Interest income	2,893
Employer contributions	183
Benefits paid	(5,139)
Other expenses	(170)
Actuarial (loss) gain	(6,181)
Exchange rate gain/(loss) and other	292
Assets, end of fiscal year	$ 762,351
Defined benefit pension obligation	$ 47,799

	2025
Other non-current assets	$ (4,790)
Accounts payable and accrued liabilities	1,837
Employee benefit obligation - Defined pension plans	50,752
	$ 47,799



13. EMPLOYEE BENEFIT OBLIGATIONS (continued):

(c) Defined benefit pension plans (continued):

The components of the net periodic benefit cost and other amounts recognized in other comprehensive loss of the Company's defined benefit pension plans were as follows:

	2025
Liability (gains)/losses due to changes in financial assumptions	$ (11,774)
Liability experience (gains)/losses arising during the period	167
Asset (gains)/losses arising during the period	6,181
Other comprehensive (income) loss	$ (5,426)

The cumulative amount of actuarial gains recognized in other comprehensive income as at December 28, 2025 was $5.4 million (December 29, 2024 - nil) which have been reclassified to retained earnings in the period in which they were recognized.

Significant assumptions for the calculation of the obligations included the use of a discount rate ranging between 2.9% and 6.1% (2024 - n/a) and rate of compensation increases between 1.5% and 5.0% (2024 - n/a). A 1% increase in the discount rates would result in a corresponding decrease in the obligation of $67.8 million, and a 1% decrease in the discount rates would result in a corresponding increase in the obligation of $79.7 million. A 1% increase in the rates of compensation increases used would result in a corresponding increase in the obligations of $0.3 million, and a 1% decrease in the rates of compensation increases used would result in a corresponding decrease in the obligations of $0.2 million.

The allocation of pension plan assets as of the respective period end measurement dates is as follows:

	2025
Asset category:	
Debt securities	54 %
U.S. equity securities	21 %
Foreign equity securities	18 %
Real estate	6 %
Cash and other	1 %

Net retirement costs for the defined benefit plans included in the consolidated statements of earnings comprise the following:

	2025
Current service cost	$ 41
Net interest expense	185
Additional charges	169
Total expense recognized in net earnings from continuing operations	$ 395



14. OTHER NON-CURRENT LIABILITIES:

	December 28, 2025		December 29, 2024
Provisions[a]	$	**12,848**	$	10,541
Derivative liability (note 16(a))		**—**		8,602
Deferred compensation[b]		**10,740**		—
Workers compensation[c]		**4,148**		—
Other		**1,696**		—
	$	**29,432**	$	19,143

(a) **Provisions:**

The following table presents the provisions for decommissioning and site restoration costs of the Company:

	2025		2024
Balance, beginning of fiscal year	$	**10,541**	$	11,080
Changes in estimates made during the fiscal year		**1,173**		(970)
Accretion of interest		**491**		431
Additions through business acquisitions		**643**		—
Balance, end of fiscal year	$	**12,848**	$	10,541

Provisions as at December 28, 2025 include estimated future costs of decommissioning and site restoration for certain assets located at the Company's textile and sock facilities for which the timing of settlement is uncertain, but has been estimated to be in excess of eight years, as well as some environmental remediation matters associated with Hanes.

(b) **Deferred Compensation:**

Deferred compensation liability is related to the Company's deferred compensation plan.

(c) **Workers Compensation:**

Workers' compensation liabilities arise from government-mandated insurance providing benefits for medical treatment and wage replacement for work-related injuries or illnesses. The recorded accrual reflects management's best estimate of the liability associated with claims that have been incurred as at December 28, 2025.



15. EQUITY:

(a) **Shareholder rights plan:**

The Company has a shareholder rights plan which provides the Board of Directors and the shareholders with additional time to assess any unsolicited take-over bid for the Company and, where appropriate, pursue other alternatives for maximizing shareholder value.

(b) **Accumulated other comprehensive income ("AOCI"):**

Accumulated other comprehensive income includes the changes in the fair value of the effective portion of qualifying cash flow hedging instruments, for which the hedged transaction has not yet occurred at the end of the fiscal year, and all foreign exchange translation adjustment gain and losses from translating foreign subsidiaries into the parent entity's functional currency.

(c) **Share capital:**

Authorized:

Common shares, authorized without limit as to number and without par value. First preferred shares, without limit as to number and without par value, issuable in series and non-voting. Second preferred shares, without limit as to number and without par value, issuable in series and non-voting. As at December 28, 2025 and December 29, 2024, none of the first and second preferred shares were issued.

Issued:

As at December 28, 2025, there were 185,152,443 common shares (December 29, 2024 - 152,410,994) issued and outstanding, which are net of 17,702 common shares (December 29, 2024 - 94,535) that have been purchased and are held in trust as described in note 15(e).

As part of the non-cash share consideration for the Hanes acquisition, the Company issued 36,090,480 common shares. Refer to note 5 for additional information.

(d) **Normal course issuer bid ("NCIB"):**

In August 2023, the Company received approval from the TSX to renew its NCIB program commencing on August 9, 2023, to purchase for cancellation a maximum of 8,778,638 common shares, representing approximately 5% of the Company's issued and outstanding common shares, as at July 31, 2023 (the reference date for the renewed NCIB). The Company was authorized to make purchases under the renewed NCIB until August 8, 2024 in accordance with the requirements of the TSX.

On July 31, 2024, the Company received approval from the TSX to renew its NCIB program commencing on August 9, 2024, to purchase for cancellation a maximum of 16,106,155 common shares, representing approximately 10% of the Company's public float, as at July 26, 2024 (the reference date for the renewed NCIB). The Company was authorized to make purchases under the renewed NCIB until August 8, 2025, in accordance with the requirements of the TSX. Purchases are made by means of open market transactions on both the TSX and the New York Stock Exchange ("NYSE"), or alternative U.S. or Canadian trading systems if eligible, or by such other means as may be permitted by securities regulatory authorities, including pre-arranged crosses, exempt offers, private agreements under an issuer bid exemption order issued by securities regulatory authorities and block purchases of common shares.

In connection with each of its 2023-2024 and 2024-2025 NCIB programs, the Company had entered into an automatic share purchase plan ("ASPP") with a designated broker which allows for the purchase of common shares under the NCIB at times when the Company would ordinarily not be permitted to purchase its common shares due to regulatory restrictions or self-imposed trading blackout periods.


15. EQUITY (continued):

(d) **Normal course issuer bid ("NCIB") (continued):**

During the third quarter of fiscal 2025, the Company completed share repurchases under its NCIB ending August 8, 2025. In connection with the Hanes acquisition (refer note 5 for additional information), we have paused our share repurchases until our net debt leverage ratio returns to the midpoint of the target range (refer to note 27). As such the NCIB program, which expired on August 8, 2025, has not been renewed. During the year ended December 28, 2025, the Company repurchased for cancellation a total of 3,749,900 common shares, for a total cost of $185.9 million (including $3.3 million of taxes on share repurchases) of which $7.0 million was charged to share capital and $178.9 million was charged to retained earnings.

On June 20, 2024, Canada's Bill C-59 was enacted into law, which, among other things, introduced a 2% tax on the annual net value of share repurchases by public corporations in Canada occurring on or after January 1, 2024. The Company is subject to this tax which is based on the shares repurchased for cancellation under the Company's normal course issuer bid (NCIB) program during the year ended December 28, 2025. The tax cost of $3.3 million (2024 - $14.9 million) has been recorded as a charge to retained earnings and is included in accounts payable and accrued liabilities in the consolidated statements of financial position as at December 28, 2025, as the amount is only payable in 2026.

(e) **Common shares purchased as settlement for non-Treasury RSUs:**

The Company has established a trust for the purpose of settling the vesting of non-Treasury RSUs. For non-Treasury RSUs that are to be settled in common shares in lieu of cash, the Company directs the trustee to purchase common shares of the Company on the open market to be held in trust for and on behalf of the holders of non-Treasury RSUs until they are delivered for settlement, when the non-Treasury RSUs vest. For accounting purposes, the common shares are considered as held in treasury, and recorded as a temporary reduction of outstanding common shares and share capital. Upon delivery of the common shares for settlement of the non-Treasury RSUs, the number of common shares outstanding is increased, and the amount in contributed surplus is transferred to share capital. As at December 28, 2025, a total of 17,702 common shares purchased as settlement for non-Treasury RSUs were considered as held in treasury and recorded as a temporary reduction of outstanding common shares and share capital (December 29, 2024 - 94,535 common shares).

(f) **Contributed surplus:**

The contributed surplus account is used to record the accumulated compensation expense related to equity-settled share-based compensation transactions. Upon the exercise of stock options, the vesting of Treasury RSUs, and the delivery of common shares for settlement of vesting non-Treasury RSUs, the corresponding amounts previously credited to contributed surplus are transferred to share capital, except for the portion of the share-based payment that the Company settles on a net basis when the Company has an obligation under tax laws to withhold an amount for an employee's tax obligation, in which case the corresponding amounts previously credited to contributed surplus are transferred to accounts payable and accrued liabilities.


16. FINANCIAL INSTRUMENTS:

(a) **Financial instruments - carrying amounts and fair values:**

The carrying amounts and fair values of financial assets and liabilities included in the consolidated statements of financial position are as follows:

	December 28, 2025	December 29, 2024
Financial assets		
Amortized cost:		
Cash and cash equivalents	$ 284,458	$ 98,799
Trade accounts receivable	955,670	542,359
Financial assets included in prepaid expenses, deposits and other current assets	69,234	56,785
Long-term non-trade receivables included in other non-current assets	65,519	22,321
Fair value through other comprehensive income:		
Derivative financial assets included in prepaid expenses, deposits and other current assets	3,493	12,108
Derivative financial assets included in other non-current assets	23,242	—
Financial liabilities		
Amortized cost:		
Accounts payable and accrued liabilities[1]	$ 1,251,927	$ 478,317
Long-term debt - bearing interest at variable rates	2,099,680	950,000
Long-term debt - bearing interest at fixed rates[2]	2,214,000	585,870
Fair value through other comprehensive income:		
Derivative financial liabilities included in accounts payable and accrued liabilities	12,283	11,756
Derivative financial liabilities included in other non-current liabilities	—	8,602

1) Accounts payable and accrued liabilities include $78.1 million (December 29, 2024 - $11.6 million) under supply-chain financing arrangements (reverse factoring) with a financial institution, whereby receivables due from the Company to certain suppliers can be collected by the suppliers from a financial institution before their original due date. These balances are classified as accounts payable and accrued liabilities and the related payments as cash flows from operating activities, given the principal business purpose of the arrangement is to provide funding to the supplier and not the Company, the arrangement does not significantly extend the payment terms beyond the normal terms agreed with other suppliers, and no additional deferral or special guarantees to secure the payments are included in the arrangement. Accounts payable and accrued liabilities also include balances payable of $120.1 million (December 29, 2024 - $37.8 million) resulting mainly from a one-week timing difference between the collection of sold receivables and the weekly remittance to our bank counterparty under our receivables purchase agreement that is disclosed in note 7 to these consolidated financial statements.

2) The fair value of the long-term debt bearing interest at fixed rates was $2,229.6 million as at December 28, 2025 (December 29, 2024 - $627.3 million).



16. FINANCIAL INSTRUMENTS (continued):

(a) **Financial instruments - carrying amounts and fair values (continued):**

Short-term financial assets and liabilities
The Company has determined that the fair value of its short-term financial assets and liabilities approximates their respective carrying amounts as at the reporting dates due to the short-term maturities of these instruments, as they bear variable interest-rates or because the terms and conditions are comparable to current market terms and conditions for similar items.

Non-current assets and long-term debt bearing interest at variable rates
The fair values of the long-term non-trade receivables included in other non-current assets and the Company's long-term debt bearing interest at variable rates also approximate their respective carrying amounts because the interest rates applied to measure their carrying amounts approximate current market interest rates.

Long-term debt bearing interest at fixed rates
The fair value of the long-term debt bearing interest at fixed rates is determined using the discounted future cash flows method and at discount rates based on yield to maturities for similar issuances. The fair value of the long-term debt bearing interest at fixed rates was measured using Level 2 inputs in the fair value hierarchy. In determining the fair value of the long-term debt bearing interest at fixed rates, the Company takes into account its own credit risk and the credit risk of the counterparties.

Derivatives
Derivative financial instruments are designated as effective hedging instruments and consist of foreign exchange and commodity forward, option, and swap contracts, as well as floating-to-fixed interest rate swaps to fix the variable interest rates on a designated portion of borrowings under the term loan and unsecured notes. The fair value of the forward contracts is measured using a generally accepted valuation technique which is the discounted value of the difference between the contract's value at maturity based on the rate set out in the contract and the contract's value at maturity based on the rate that the counterparty would use if it were to renegotiate the same contract terms at the measurement date under current conditions. The fair value of the option contracts is measured using option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs, including volatility estimates and option adjusted credit spreads. The fair value of the interest rate swaps is determined based on market data, by measuring the difference between the fixed contracted rate and the forward curve for the applicable floating interest rates.

The Company has also entered into derivative transactions to hedge its exposure to foreign currency exchange risk related to its series 1,2,3 and 5 notes liability and interest expense denominated in Canadian dollars. These cross-currency swaps were designated at inception and are accounted for as a cash flow hedges, and to the extent that the hedges are effective, the portion of the change in fair value of the swaps that is attributable to the hedged foreign-currency risk is recognized in other comprehensive income. Amounts accumulated in OCI are reclassified to the statement of income as the hedged interest payments impact net income and as the revaluation of the principal on the notes affects profit or loss.

The Company also entered into derivative transactions to hedge its exposure to foreign currency exchange risk related to its Series 4 notes liability and fixed interest expense denominated in Canadian dollars. The cross-currency swap has been designated at inception and is accounted for as a fair value hedge of the changes in fair value arising from the changes in the risk-free interest rate and foreign currency exchange rate. The carrying amount of the Series 4 notes liability is adjusted for the fair value change attributable to the hedged risk with a corresponding entry in profit or loss. The fair value changes on the cross-currency swap are recognized in profit or loss within the same line item.

Derivative financial instruments were measured using Level 2 inputs in the fair value hierarchy. In determining the fair value of derivative financial instruments the Company takes into account its own credit risk and the credit risk of the counterparties.


16. FINANCIAL INSTRUMENTS (continued):

(b) **Derivative financial instruments - hedge accounting:**

During fiscal 2025 and 2024, the Company entered into foreign exchange and commodity forward, option, and swap contracts in order to minimize the exposure of forecasted cash inflows and outflows in currencies other than the U.S. dollar, as well contractual future principal and interest payments on fixed rate foreign currency debt, and to manage its exposure to movements in commodity prices, as well as floating-to-fixed interest rate swaps to fix the variable interest rates on a designated portion of borrowings under the term loan and unsecured notes.

The forward foreign exchange contracts were designated as cash flow hedges and qualified for hedge accounting. The forward foreign exchange contracts outstanding as at December 28, 2025 and December 29, 2024 consisted primarily of contracts to reduce the exposure to fluctuations in Canadian dollars, Euros, Australian dollars, Pounds sterling, and Mexican pesos against the U.S. dollar, as well as cross-currency debt and interest rate swap contracts to reduce the exposure to fluctuations in Canadian dollars against the U.S dollar.

The commodity forward, option, and swap contracts were designated as cash flow hedges and qualified for hedge accounting. The commodity contracts outstanding as at December 28, 2025 and December 29, 2024 consisted primarily of forward, collar, and swap contracts to reduce the exposure to movements in commodity prices.

The floating-to-fixed interest rate swaps were designated as cash flow hedges and qualified for hedge accounting. The floating-to-fixed interest rate swaps contracts outstanding as at December 28, 2025 and December 29, 2024 served to fix the variable interest rates on the designated interest payments of a portion of the Company's long-term debt.

The fair value of interest rate swaps and cross-currency swaps is calculated as the present value of estimated future cash flows over the remaining term of the contracts and based on market data (primarily yield curves, interest rates, and exchange rates for cross-currency swaps).

The following table summarizes the Company's commitments to buy and sell foreign currencies (cash flow hedges) as at December 28, 2025:

| | Notional foreign currency amount equivalent | Average exchange rate | Notional U.S. $ equivalent | Carrying and fair value | | Maturity |
				Prepaid expenses, deposits and other current assets	Accounts payable and accrued liabilities	0 to 12 months
Forward foreign exchange contracts:						
Sell GBP/Buy USD	19,946	1.3375	$ 26,677	$ 112	$ (355)	$ (243)
Sell EUR/Buy USD	35,154	1.1628	40,877	158	(919)	(761)
Sell CAD/Buy USD	95,404	0.7308	69,719	105	(437)	(332)
Buy CAD/Sell USD	52,956	0.7178	38,010	903	—	903
Sell AUD/Buy USD	20,506	0.6575	13,482	—	(246)	(246)
Sell MXN/Buy USD	444,107	0.0530	23,535	—	(1,017)	(1,017)
			$ 212,300	$ 1,278	$ (2,974)	$ (1,696)



16. FINANCIAL INSTRUMENTS (continued):

(b) **Derivative financial instruments - hedge accounting (continued):**

The following table summarizes the Company's commitments to buy and sell foreign currencies (cash flow hedges) as at December 29, 2024:

	Notional foreign currency amount equivalent	Average exchange rate	Notional U.S. $ equivalent	Carrying and fair value		Maturity
				Prepaid expenses, deposits and other current assets	Accounts payable and accrued liabilities	0 to 12 months
Forward foreign exchange contracts:						
Sell GBP/Buy USD	23,665	1.2827	$ 30,355	$ 705	$ —	$ 705
Sell EUR/Buy USD	38,477	1.0914	41,995	1,532	—	1,532
Sell CAD/Buy USD	34,139	0.7401	25,266	1,403	—	1,403
Buy CAD/Sell USD	77,510	0.7252	56,214	—	(1,781)	(1,781)
Sell AUD/Buy USD	7,586	0.6620	5,022	292	—	292
Sell MXN/Buy USD	172,198	0.0511	8,793	451	(3)	448
			$ 167,645	$ 4,383	$ (1,784)	$ 2,599

The following table summarizes the Company's cross-currency fixed and variable rate debt swap commitments to sell foreign currencies (cash flow hedges) as at December 28, 2025:

	Notional foreign currency amount equivalent	Fixed exchange rate	Notional U.S. $ equivalent	Pay rate	Receive Rate	Carrying and fair value		Maturity
						Other non-current assets	Other non-current liabilities	Over 12 months
Forward foreign exchange contracts:								
Sell CAD/Buy USD	500,000	1.4000	357,143	5.49 %	4.36 %	4,639	—	November 2029
Sell CAD/Buy USD	200,000	1.4000	142,857	5.77 %	4.71 %	1,338	—	November 2031
Sell CAD/Buy USD	150,000	1.4395	104,203	SOFR+ 1.405%	CORRA +1.260%	5,464	—	March 2028
Sell CAD/Buy USD	350,000	1.4395	243,140	5.64 %	4.15 %	5,581	—	November 2030
			$847,343			$ 17,022	$ —	

The following table summarizes the Company's cross-currency fixed rate debt swap commitments to sell foreign currencies (cash flow hedges) as at December 29, 2024:

	Notional foreign currency amount equivalent	Fixed exchange rate	Notional U.S. $ equivalent	Pay rate	Receive Rate	Carrying and fair value		Maturity
						Other non-current assets	Other non-current liabilities	Over 12 months
Sell CAD/Buy USD	500,000	1.4000	357,143	5.49 %	4.36 %	—	(6,442)	November 2029
Sell CAD/Buy USD	200,000	1.4000	142,857	5.77 %	4.71 %	—	(2,160)	November 2031
			$500,000			$ —	$ (8,602)	



16. FINANCIAL INSTRUMENTS (continued)

(b) Derivative financial instruments - hedge accounting (continued):

The following table summarizes the Company's cross-currency fixed and variable rate debt swap commitments to sell foreign currencies (fair value hedges) as at December 28, 2025:

						Carrying and fair value		Maturity
	Notional foreign currency amount equivalent	Fixed exchange rate	Notional U.S. $ equivalent	Pay rate	Receive Rate	Other non-current assets	Other non-current liabilities	Over 12 months
Forward foreign exchange contracts:								
Sell CAD/Buy USD	200,000	1.4395	138,937	SOFR+ 1.425%	3.63 %	6,220	—	March 2028
			$138,937			**$ 6,220**	**$ —**	

The following table summarizes the Company's commodity contracts outstanding (cash flow hedges) as at December 28, 2025:

			Carrying and fair value		Maturity
	Type of commodity	Notional amount[1]	Prepaid expenses, deposits and other current assets	Accounts payable and accrued liabilities	0 to 12 months
Forward contracts	Cotton	448.6 million pounds	$ 477	$ (8,947)	$ (8,470)
Swap & option contracts	Energy	2.6 million gallons	34	(352)	(318)
			$ 511	**$ (9,299)**	**$ (8,788)**

(1) Notional amounts are not in thousands.

The following table summarizes the Company's commodity contracts outstanding (cash flow hedges) as at December 29, 2024:

			Carrying and fair value		Maturity
	Type of commodity	Notional amount[1]	Prepaid expenses, deposits and other current assets	Accounts payable and accrued liabilities	0 to 12 months
Forward contracts	Cotton	382.2 million pounds	$ 1,584	$ (9,519)	$ (7,935)
Swap & option contracts	Energy	3.4 million gallons	25	(453)	(428)
			$ 1,609	$ (9,972)	$ (8,363)

(1) Notional amounts are not in thousands.



16. FINANCIAL INSTRUMENTS (continued)

(b) Derivative financial instruments - hedge accounting (continued):

The following table summarizes the Company's floating-to-fixed interest rate swap contracts outstanding (cash flow hedges) as at December 28, 2025:

| | | | | | Carrying and fair value | |
Notional amount of borrowings	Maturity date	Pay / Receive	Fixed rate	Floating rate	Prepaid expenses, deposits and other current assets	Accounts payable and accrued liabilities
Term Loan[1]						
25,000	June 30, 2026	Pay fixed rate / receive floating rate	1.52 %	SOFR	309	
25,000	June 30, 2026	Pay fixed rate / receive floating rate	1.17 %	SOFR	362	—
25,000	June 30, 2026	Pay fixed rate / receive floating rate	3.20 %	SOFR	63	—
25,000	June 30, 2026	Pay fixed rate / receive floating rate	3.69 %	SOFR	—	(10)
Unsecured Notes						
50,000	August 25, 2026	Pay fixed rate / receive floating rate	1.12 %	SOFR	970	—
					$ 1,704	$ (10)

(1) The notional amounts for the interest rate swap contracts maturing in 2026 are extensions to the $100 million interest rate swap contracts originally entered into for the $300 million term loan.



16. FINANCIAL INSTRUMENTS (continued):

(b) Derivative financial instruments - hedge accounting (continued):

The following table summarizes the Company's floating-to-fixed interest rate swap contracts outstanding (cash flow hedges) as at December 29, 2024:

Notional amount of borrowings	Maturity date	Pay / Receive	Fixed rate	Floating rate	Carrying and fair value: Prepaid expenses, deposits and other current assets	Carrying and fair value: Accounts payable and accrued liabilities
Term Loan[(1)]						
25,000	April 30, 2025	Pay fixed rate / receive floating rate	1.06 %	SOFR	$ 355	$ —
50,000	April 30, 2025	Pay fixed rate / receive floating rate	0.70 %	SOFR	771	—
25,000	June 30, 2026	Pay fixed rate / receive floating rate	1.52 %	SOFR	714	
25,000	June 30, 2026	Pay fixed rate / receive floating rate	1.17 %	SOFR	1,153	—
25,000	June 30, 2026	Pay fixed rate / receive floating rate	3.20 %	SOFR	364	—
25,000	June 30, 2026	Pay fixed rate / receive floating rate	3.69 %	SOFR	172	—
Unsecured Notes						
50,000	August 25, 2026	Pay fixed rate / receive floating rate	1.12 %	SOFR	2,587	—
					$ 6,116	$ —

(1) The notional amounts for the interest rate swap contracts maturing in 2026 were extensions to the $100 million interest rate swap contracts originally entered into for the $300 million term loan.

The following table summarizes the Company's hedged items as at December 28, 2025:

	Carrying amount of the hedged item: Assets	Carrying amount of the hedged item: Liabilities	Change in value used for calculating hedge ineffectiveness	Cash flow hedge reserve (AOCI)
Cash flow hedges:				
Foreign currency risk:				
Forecast sales	$ —	$ —	$ (907)	$ 907
Forecast expenses	—	—	608	(608)
Debt & interest payments	—	880,321	(12,333)	12,333
Commodity risk:				
Forecast purchases	—	—	(25,716)	25,716
Interest rate risk:				
Forecast interest payments	—	—	1,434	(1,434)
Fair value hedges:				
Foreign currency risk:				
Debt & interest payments	—	147,742	(278)	278
	$ —	**$1,028,063**	**$ (37,192)**	**$ 37,192**



16. FINANCIAL INSTRUMENTS (continued):

(b) **Derivative financial instruments - hedge accounting (continued):**

No ineffectiveness was recognized in net earnings as the change in value of the hedging instrument used for calculating ineffectiveness was the same or smaller as the change in value of the hedged items used for calculating the ineffectiveness.

The following table summarizes the Company's hedged items as at December 29, 2024:

	Carrying amount of the hedged item		Change in value used for calculating hedge	Cash flow hedge reserve
	Assets	Liabilities	ineffectiveness	(AOCI)
Cash flow hedges:				
Foreign currency risk:				
Forecast sales	$ —	$ —	$ 3,048	$ (3,048)
Forecast expenses	—	—	(1,781)	1,781
Debt & interest payments	—	487,677	6,041	(6,041)
Commodity risk:				
Forecast purchases	—	—	(12,592)	12,592
Interest rate risk:				
Forecast interest payments	—	—	5,257	(5,257)
	$ —	$ 487,677	$ (27)	$ 27

No ineffectiveness was recognized in net earnings as the change in value of the hedging instrument used for calculating ineffectiveness was the same or smaller as the change in value of the hedged items used for calculating the ineffectiveness.

(c) **Financial expenses, net:**

	2025	2024
Interest expense on financial liabilities recorded at amortized cost	$ **108,992**	$ 80,256
Bank and other financial charges	**27,513**	22,212
Bridge facility commitment fees[1]	**9,275**	—
Interest accretion on discounted lease obligations	**5,460**	4,764
Interest accretion on discounted provisions	**494**	431
Gain on debt redemption, net of debt breakage fee	**(3,475)**	—
Net interest expense incurred on bond issuance prior to Hanes transaction close	**2,895**	—
Foreign exchange (gain) loss	**(2,408)**	(3,509)
	$ **148,746**	$ 104,154

1) Bridge facility commitment fees relate to charges incurred as a part of the financing arrangement (refer to note 12 of these consolidated financial statements for additional information).


16. FINANCIAL INSTRUMENTS (continued):

(d) **Hedging components of other comprehensive (loss) income ("OCI"):**

	2025	2024
Net gain (loss) on derivatives designated as cash flow hedges:		
Foreign currency risk	$ **5,559**	$ (4,806)
Commodity price risk	**(29,218)**	(14,525)
Interest rate risk	**312**	3,246
Income taxes	**857**	(38)
Amounts reclassified from OCI to inventory, related to commodity price risk	**16,093**	(2,800)
Amounts reclassified from OCI to net earnings, related to foreign currency risk, commodity risk, and interest rate risk, and included in:		
Net sales	**3,200**	(809)
Cost of sales	**—**	—
Selling, general and administrative expenses	**930**	211
Financial expenses, net	**(34,042)**	5,899
Income taxes	**102**	(55)
Other comprehensive (loss) income	$ **(36,207)**	$ (13,677)

The change in the time value element of option and swap contracts designated as cash flow hedges to reduce the exposure in movements of commodity prices was not significant for the years ended December 28, 2025 and December 29, 2024. The change in the forward element of derivatives designated as cash flow hedges to reduce foreign currency risk was not significant for the years ended December 28, 2025 and December 29, 2024.

Approximately $32.6 million of net losses presented in accumulated other comprehensive income as at December 28, 2025 are expected to be reclassified to inventory or net earnings within the next twelve months.



17. SHARE-BASED COMPENSATION:

The Company's Long-Term Incentive Plan (the "LTIP") includes stock options and restricted share units. The LTIP allows the Board of Directors to grant stock options, dilutive restricted share units ("Treasury RSUs"), and non-dilutive restricted share units ("non-Treasury RSUs") to officers and other key employees of the Company and its subsidiaries. The number of common shares that are issuable pursuant to the exercise of stock options and the vesting of Treasury RSUs for the LTIP is fixed at 13,797,851. As at December 28, 2025, 347,961 common shares remained authorized for future issuance under this plan.

Holders of Treasury RSUs and non-Treasury RSUs are entitled to dividends declared by the Company which are recognized in the form of additional equity awards equivalent in value to the dividends paid on common shares. The vesting conditions of the additional equity awards are subject to the same performance objectives and other terms and conditions as the underlying equity awards. The additional awards related to outstanding Treasury RSUs and non-Treasury RSUs expected to be settled in common shares are credited to contributed surplus when the dividends are declared.

(a) **Stock options:**

The following pertains to legacy Gildan grants that were issued in fiscal 2015, and which vested on the third anniversary of the grant date. The exercise price payable for each common share covered by a stock option is determined by the Board of Directors at the date of the grant, but may not be less than the closing price of the common shares of the Company on the trading day immediately preceding the effective date of the grant. Most stock options vest equally beginning on the second, third, fourth, and fifth anniversary of the grant date.

Stock options issued in Canadian dollars and to be exercised on the TSX:

	Number	Weighted exercise price (CA$)
Stock options outstanding, December 31, 2023	283	$ 42.27
Changes in outstanding stock options:		
Granted	—	—
Exercised	—	—
Forfeited	—	—
Stock options outstanding, December 29, 2024	283	42.27
Changes in outstanding stock options:		
Granted	—	—
Exercised	**(283)**	**42.27**
Stock options outstanding, December 28, 2025	**—**	**$ —**

For stock options exercised during fiscal 2025, the weighted average share price at the date of exercise on the TSX was CA$77.42.

The following pertains to Hanes fully vested stock options that were converted to Gildan equity awards at closing, in accordance with the Merger Agreement. The number of Gildan equity awards to be issued to each holder of Hanes is equal to: (i) the number of such Hanes equity awards outstanding; multiplied by (ii) the sum of: (a) 0.102 and (b) the quotient obtained by dividing $0.80 by a share price of $57.13, which is the average of the volume weighted average prices of Gildan common shares for the 20 consecutive trading days up to two days prior to the closing date of December 1, 2025. As at December 28, 2025, these options were fully vested.



17. SHARE-BASED COMPENSATION (continued):

(a) **Stock options (continued):**

Stock options issued in U.S. dollars and to be exercised on the NYSE:

	Number	Weighted average fair value per unit
Stock options outstanding, December 29, 2024	—	—
Changes in outstanding stock options:		
Replacement awards issued at acquisition	**28**	**2.24**
Stock options outstanding, December 28, 2025	**28**	**$ 2.24**

There were no stock options exercised during fiscal 2025.

The following table summarizes information about stock options issued and outstanding and exercisable at December 28, 2025:

	Options issued and outstanding		Options exercisable
Exercise prices	Number	Remaining weighted average contractual life (yrs)	Number
US$153.39	28	4.59	28

The compensation expense related to stock options included in operating income for fiscal 2025 was nil (2024 - nil).

(b) **Restricted share units:**

A Treasury RSU represents the right of an individual to receive one common share on the vesting date without any monetary consideration being paid to the Company. All Treasury RSUs awarded to date vest within a 4 to 5-year period. Treasury RSUs may also be subject to performance conditions.

On December 12, 2024, the Company granted treasury share units to employees eligible to participate in the Company's long-term incentive plan (LTIP), subject to share price hurdle performance objectives. This award will vest at the end of a four or five-year period. Based on the Monte-Carlo pricing model, the grant date fair value of treasury RSUs granted of 1,530,644 units during the fiscal year ended December 29, 2024 was $21.91 per unit. The fair value of the grant of $33.5 million will be amortized over a 4 or 5 year period. During, fiscal 2025 an additional 262,056 units were granted, for which the fair value was $5.7 million and will be amortized over a 4 year period. The following table summarizes the assumptions used in the Monte-Carlo pricing model for the treasury RSU grant:

	2024
Share price at grant date	$48.82
Risk-free interest rate (5 years)	3.76%
Expected volatility	31.81%
Expected dividend yield	1.70%



17. SHARE-BASED COMPENSATION (continued):

(b) **Restricted share units (continued):**

Outstanding Treasury RSUs were as follows:

	Number	Weighted average fair value per unit
Treasury RSUs outstanding, December 31, 2023	61	$ 34.69
Changes in outstanding Treasury RSUs:		
Granted[1]	1,531	21.91
Granted for dividends declared	1	40.40
Settled through the issuance of common shares	(20)	31.38
Treasury RSUs outstanding, December 29, 2024	1,573	22.30
Changes in outstanding Treasury RSUs:		
Granted[1]	**262**	**21.91**
Granted for dividends declared	**1**	**48.44**
Settled through the issuance of common shares	**(7)**	**36.54**
Forfeited	**(37)**	**21.91**
Treasury RSUs outstanding, December 28, 2025	**1,792**	**$ 22.21**

1) Includes 84,851 (2024 - 968,068) Treasury RSUs granted to four executive officers of the Company.

As at December 28, 2025 and December 29, 2024, none of the outstanding Treasury RSUs vested.

The compensation expense related to Treasury RSUs included in operating income for fiscal 2025 was an expense of $6.2 million (2024 - $0.9 million), and the counterpart has been recorded as contributed surplus. When the underlying shares are issued to the employees, the amounts previously credited to contributed surplus are transferred to share capital.



17. SHARE-BASED COMPENSATION (continued):

(b) **Restricted share units (continued):**

Outstanding non-Treasury RSUs were as follows:

	Number	Weighted average fair value per unit	
Non-Treasury RSUs outstanding, December 31, 2023	1,516	$	33.26
Changes in outstanding non-Treasury RSUs:			
Granted[1]	787		38.42
Additional units for performance conditions	485		30.73
Granted for dividends declared	33		42.22
Settled - common shares	(707)		31.10
Settled - payment of withholding taxes	(412)		31.08
Forfeited	(42)		35.14
Settled in cash for outgoing executives	(82)		35.08
Reinstated awards for President & CEO	440		37.91
Non-Treasury RSUs outstanding, December 29, 2024	2,018		36.91
Changes in outstanding non-Treasury RSUs:			
Granted[2]	**547**		**55.08**
Replacement awards issued at acquisition[3]	**1,020**		**55.82**
Additional units for vested performance conditions	**370**		**38.40**
Granted for dividends declared	**35**		**36.83**
Settled - common shares	**(643)**		**37.70**
Settled - payment of withholding taxes	**(434)**		**37.84**
Forfeited	**(49)**		**39.63**
Non-Treasury RSUs outstanding, December 28, 2025	**2,864**	**$**	**46.95**

(1) 2024 grants include 291,804 RSUs granted to three executive officers (Key management personnel) of the Company, under the Company's annual long-term incentive program (LTIP) and for special retention awards granted to these executive officers to ensure stability and operational performance in light of the CEO transition process and proxy contest, as well as 211,659 RSUs granted to Mr. Chamandy on June 28, 2024, under the Company's annual LTIP program, with a total grant date fair value of $8.7 million. Refer to note 25 in subsection "Key management personnel compensation" for additional information on executive compensation.

(2) 2025 grants include 299,530 RSUs granted to five executive officers (Key management personnel) of the Company, under the Company's annual long-term incentive program (LTIP) with a total grant date fair value of $16.5 million.

(3) In accordance with the Merger Agreement, Hanes RSUs and PSUs were converted to Gildan equity awards at closing. The Hanes PSUs were modified to remove performance and market conditions at December 1, 2025 upon conversion into Gildan RSUs and were converted to Gildan's RSUs at target. The terms and conditions of each replacement Gildan RSU will otherwise remain unchanged from the terms and conditions of the Hanes RSUs and PSUs as a result of the conversion. The Hanes RSUs that were converted to Gildan RSUs are subject to graded vesting over a three-year period. The Hanes PSUs which were converted into Gildan RSUs are subject to a cliff vesting over an 3 year period. The number of Gildan equity awards issued to each holder of Hanes is equal to: (i) the number of such Hanes equity awards outstanding; multiplied by (ii) the sum of: (a) 0.102 and (b) the quotient obtained by dividing $0.80 by a share price of $57.13, which is the average of the volume weighted average prices of Gildan common shares for the 20 consecutive trading days up to two days prior to the closing date of December 1, 2025. The fair value of $57.0 million of the replacement awards was estimated using the Gildan share price at the date of acquisition multiplied by the number of RSUs issued in replacement of the Hanes awards. The value of the Gildan replacement equity awards related to services provided prior to the closing of the acquisition was allocated to the consideration paid for the acquisition (refer to note 5 Business acquisitions for additional information) and the value related to future services to be provided after the close of the acquisition will be recognized as share-based compensation expense over the remaining service period. $19.8 million of the post-acquisition expense was recorded in restructuring and acquisition-related costs for the year ended December 28, 2025. Refer to Note 19 for additional information.



17. SHARE-BASED COMPENSATION (continued):

(b) **Restricted share units (continued):**

Non-Treasury RSUs have the same features as Treasury RSUs, except that their vesting period is a maximum of three years and they can be settled in cash based on the Company's share price on the vesting date, or through the delivery of common shares purchased on the open market, at the Company's option. Non-Treasury RSUs are settled in common shares purchased on the open market, and to the extent that the Company has an obligation under tax laws to withhold an amount for an employee's tax obligation associated with the share-based payment the Company settles non-Treasury RSUs on a net basis.

The outstanding non-Treasury RSUs awarded to executive officers have vesting conditions that are dependent upon the financial performance and share price of the Company relative to a benchmark group of North American publicly listed companies. In addition, up to two times the actual number of non-Treasury RSUs awarded can vest if exceptional financial performance is achieved. As at December 28, 2025, 754,083 of the outstanding non-Treasury RSUs were vested and not settled (2024 - nil).

The compensation cost related to non-Treasury RSUs included in operating income for fiscal 2025 was an expense of $41.5 million (2024 - $63.4 million), and the counterpart has been recorded as contributed surplus. When the underlying common shares are delivered to employees for settlement upon vesting, the amounts previously credited to contributed surplus are transferred to share capital. The lower expense compared to last year is mainly due to the accelerated vesting of non-Treasury RSU awards for outgoing executives Mr. Tyra and Mr. Bajaj resulting in an expense of $12.3 million in fiscal 2024, as described in notes 18(e) and 25 to these financial statements, and the impact of Mr. Chamandy's termination and subsequent reinstatement as President and Chief Executive Officer which included the reinstatement of share-based awards which had been canceled by the previous Board of Directors in the fourth quarter of 2023 (resulting in a past service expense of $17.0 million for the year ended December 29, 2024 as described in note 18(d) to these financial statements). The accelerated expense for the two outgoing executives included amounts relating to share-based awards with a total value of approximately $12.0 million, which were approved during the first quarter of fiscal 2024 but for which the number of RSUs had not been established due to the Company being in a trading blackout. These awards were fully paid out in the second quarter of fiscal 2024 to the outgoing executives at the approved value, before the number of RSUs relating thereto was established, and therefore do not appear in the RSU table above.

(c) **Deferred share unit plan**:

The Company has a deferred share unit plan for independent members of the Company's Board of Directors who must receive at least 50% of their annual board retainers in the form of deferred share units ("DSUs"). The value of these DSUs is based on the Company's share price at the time of payment of the retainers or fees. Holders of deferred share units are entitled to dividends declared by the Company which are recognized in the form of additional awards equivalent in value to the dividends paid on common shares. DSUs granted under the plan will be redeemable and the value thereof payable in cash only after the director ceases to act as a director of the Company. As at December 28, 2025, there were 48,747 (December 29, 2024 - 140,393) DSUs outstanding at a value of $3.1 million (December 29, 2024 - $6.6 million). This amount is included in accounts payable and accrued liabilities based on a fair value per deferred share unit of $63.65 (December 29, 2024 - $46.86). The DSU obligation is adjusted each quarter based on the market value of the Company's common shares. The Company includes the cost of the DSU plan in selling, general and administrative expenses, which for fiscal 2025 was $2.4 million (2024 - $4.9 million).

Changes in outstanding DSUs were as follows:

	2025	2024
DSUs outstanding, beginning of fiscal year	**140**	411
Granted	**30**	46
Granted for dividends declared	**1**	4
Forfeited		
Redeemed[1]	**(122)**	(321)
DSUs outstanding, end of fiscal year	**49**	140

1) The redemption value for 119,298 redeemed DSUs in fiscal 2025, as well 320,862 DSUs from fiscal 2024 are included in accounts payable and accrued liabilities as at December 28, 2025. Refer to note 25 for additional information.



17. SHARE-BASED COMPENSATION (continued):

(d) Employee share purchase plans:

The Company has employee share purchase plans which allow eligible employees to authorize payroll deductions of up to 10% of their salary to purchase common shares of the Company at a price of 90% of the then current share price as defined in the plans from Treasury. Employees purchasing shares under the plans subsequent to January 1, 2008 must hold the shares for a minimum of two years. The Company has reserved 5,000,000 common shares for issuance under the plans. As at December 28, 2025, 4,300,120 common shares remained authorized for future issuance under the plans. Included as compensation costs in selling, general and administrative expenses is $0.2 million (2024 - $0.2 million) relating to the employee share purchase plans.

18. SUPPLEMENTARY INFORMATION RELATING TO THE NATURE OF EXPENSES:

(a) Selling, general and administrative expenses:

	2025	2024
Selling expenses	$ 74,722	$ 55,497
Administrative expenses	179,580	218,537
Distribution expenses	135,049	116,735
	$ 389,351	$ 390,769

(b) Employee benefit expenses:

	2025	2024
Salaries, wages and other short-term employee benefits	$ 627,033	$ 561,793
Share-based payments	67,760	64,524
Post-employment benefits	61,817	29,960
	$ 756,610	$ 656,277

(c) Government assistance:

During the year ended December 28, 2025, a recovery of $18.3 million (2024 - $15.2 million) was recognized in cost of sales in the consolidated statements of earnings and comprehensive income relating to government assistance for production costs.

During the second quarter of fiscal 2024, the Government of Barbados enacted a jobs credit, in order to foster economic activity and employment in Barbados. The jobs credit was effective retroactively to January 1, 2024. For the year ended December 28, 2025, the Company recognized $45.9 million (2024 - $41.8), for this jobs credit, as a reduction of SG&A expenses in the consolidated statements of earnings and comprehensive income, of which $39.1 million was applied as a reduction to income taxes payable, and $6.8 million recorded in other non-current assets.



18. SUPPLEMENTARY INFORMATION RELATING TO THE NATURE OF EXPENSES (continued):

(d) **Costs relating to proxy contest and leadership changes and related matters:**

During the year ended December 28, 2025, the Company recognized costs relating to the recent proxy contest and leadership changes and related matters in SG&A expenses of $2.8 million, consisting of the following:

- Advisory fees on shareholder matters of $2.8 million;
- Stock-based compensation relating to special retention awards, net of jobs credits, of $0.1 million (recovery). At the grant date, these special retention awards had a total fair value of $8.6 million. The stock-based compensation expense relating to these awards is being recognized over the respective vesting periods, with most of the awards having vested at the end of 2024; and
- Incremental costs relating to the previous Board and refreshed Board of $0.1 million. This charge relates to the increase in value of the deferred share units (DSU) liability.

During the year ended December 29, 2024, the Company recognized costs relating to the recent proxy contest and leadership changes and related matters in SG&A expenses of $82.7 million, consisting of the following:

- Advisory fees on shareholder matters of $36.7 million;
- Severance and other termination benefits of $21.6 million, to outgoing executives (Mr. Tyra and Mr. Bajaj) following the conclusion of the proxy contest in May 2024 which includes an expense of $12.3 million resulting from the accelerated vesting of RSU awards;
- Compensation expenses relating to Mr. Chamandy's termination and subsequent reinstatement as President and Chief Executive Officer of $8.9 million. The expense includes $1.7 million, for short-term incentive plan benefits, as well as $17.0 million, in stock-based compensation expense adjustments for reinstated share-based awards (for which a reversal of compensation expense of approximately $6.0 million was recorded in the fourth quarter of fiscal 2023), partially offset by the reversal of $9.8 million, in severance benefits which had been accrued in the fourth quarter of 2023;
- Incremental costs relating to the previous Board and refreshed Board of $8.7 million. These charges include $4.8 million, for a Directors and Officers run-off insurance policy, $0.6 million, for special board meeting fee payments, and $3.3 million, for the increase in value of the deferred share units (DSU) liability;
- Stock-based compensation relating to special retention awards of $3.8 million. The expense includes $5.8 million in retention awards, partially offset by $2.0 million in jobs credit. At the grant date, these special retention awards had a total fair value of $8.6 million. The stock-based compensation expense relating to these awards is being recognized over the respective vesting periods, with most of the awards originally vesting at the end of 2024. In connection with the departure of Mr. Bajaj, $2.5 million of these awards were fully paid out in cash to him during the second quarter of 2024; and
- Advisory, legal and other expenses of $3.0 million, with respect to the announced review process initiated by the previous Board following receipt of a confidential non-binding expression of interest to acquire the Company.



19. RESTRUCTURING AND ACQUISITION-RELATED COSTS (RECOVERIES):

Restructuring and acquisition-related costs are presented in the following table, and are comprised of costs directly related to significant exit activities, including the closure of business locations or the relocation of business activities, significant changes in management structure, as well as transaction, exit, and integration costs incurred pursuant to business acquisitions.

	2025	2024
Employee termination and benefit costs	$ 50,794	$ —
Exit, relocation and other costs	8,007	5,619
Net loss (gain) on disposal, write-downs and accelerated depreciation of property, plant and equipment, right-of-use assets and computer software related to exit activities	2,257	(10,948)
Acquisition-related transaction and integration costs	59,520	—
	$ 120,578	$ (5,329)

Restructuring and acquisition-related costs in fiscal 2025 include $59.5 million of transaction and integration costs incurred in connection with the Hanes acquisition, $27.5 million for severance and other related charges related to the Hanes acquisition, $19.8 million for post consideration settlement for vested shares related to the Hanes acquisition (refer to note 17 for additional information), $6.7 million of costs relating to the exit of third-party sewing contractor relationships in the south of Haiti, $4.3 million for the closure of a U.S. yarn-spinning facility, and other charges including costs relating to restructuring activities initiated in previous years. The $59.5 million in transaction and integration costs incurred in connection with the Hanes acquisition are composed of the following: $35.1 million in investment banking fees, $17.6 million in legal and regulatory fees, $4.2 million for integration related charges, as well as $2.6 million in due diligence fees.

Restructuring and acquisition-related recoveries in fiscal 2024 related to the following: $2.6 million in net gains from the sale of two previously closed yarn spinning facilities located in the United States, as well as the disposal of certain equipment, $4.9 million in gains on disposals relating to the sublease of a closed distribution facility in the western United States, and $2.2 million net losses mainly related to the completion of previously initiated restructuring activities.

The Company announced its intent to proceed with its plan to close two Hanes manufacturing facilities. The Company is evaluating alternatives relating to the continuing use or disposal of the related property, plant and equipment.



20. INCOME TAXES:

The income tax provision differs from the amount computed by applying the combined Canadian federal and provincial tax rates to earnings before income taxes. The reasons for the difference and the related tax effects are as follows:

	2025	2024
Earnings before income taxes	$ **471,192**	$ 514,085
Applicable statutory tax rate	**26.5 %**	26.5 %
Income taxes at applicable statutory rate	**124,866**	136,233
Increase (decrease) in income taxes resulting from:		
Effect of different tax rates and additional income taxes in other jurisdictions	**(122,546)**	(110,434)
Global Minimum Tax ("GMT") top-up tax	**27,902**	33,000
Income tax and other adjustments related to prior taxation years	**(1,165)**	(1,279)
Impact of Barbados tax rate changes on the revaluation of deferred income tax assets and liabilities	**—**	10,904
Non-recognition of tax benefits related to tax losses and temporary differences	**27,335**	45,171
Effect of non-deductible expenses and other	**20,865**	(375)
Total income tax expense	$ **77,257**	$ 113,220
Average effective tax rate	**16.4 %**	22.0 %

The Company's applicable statutory tax rate is the Canadian combined rate applicable in the jurisdictions in which the Company operates.

The details of income tax expense are as follows:

	2025	2024
Current income taxes		
Corporate income tax	$ **55,665**	$ 68,157
Global Minimum Tax top-up tax	**27,902**	33,000
Adjustments relating to prior taxation years	**(1,646)**	(602)
	81,921	100,555
Deferred income taxes:		
Impact of Barbados tax rate changes on the revaluation of deferred income tax assets and liabilities	**—**	10,904
Origination and reversal of temporary differences	**(32,480)**	(42,708)
Non-recognition of tax benefits related to tax losses and temporary differences	**27,335**	45,146
Adjustments relating to prior taxation years	**481**	(677)
	(4,664)	12,665
Total income tax expense	$ **77,257**	$ 113,220

The Company operates in several jurisdictions that have enacted the Organisation for Economic Co-operation and Development's global minimum tax ("GMT") regime, also known as Pillar Two, that is in effect, including Canada and Barbados. For the year ended December 28, 2025, the Company recognized a current tax expense related to Pillar Two income taxes of approximately $27.9 million (December 29, 2024 - $33.0 million). The majority of this amount is payable under Barbados' Pillar Two legislation. In accordance with the amendments to IAS 12, the Company has applied the mandatory temporary exception from recognizing or disclosing deferred taxes relating to the Pillar Two legislation in the consolidated financial statements for the year ended December 28, 2025.



20. INCOME TAXES (continued):

During the second quarter of fiscal 2024, the Government of Barbados increased the corporate tax rate applicable to the Company from a sliding scale of 5.5% to 1% to a flat rate of 9%, effective January 1, 2024. For the year ended December 29, 2024, the Company recognized a deferred income tax expense of $10.9 million related to the impact of the tax rate increase on the remeasurement of deferred tax assets and liabilities in Barbados.

Significant components of the Company's deferred income tax assets and liabilities relate to the following temporary differences and unused tax losses:

	December 28, 2025	December 29, 2024
Deferred income tax assets:		
Non-capital losses	$ 1,041,818	$ 138,615
Non-deductible reserves and accruals	272,241	50,932
Property, plant and equipment	21,237	18,859
Lease liability	64,433	23,366
Tax credits	29,170	—
Other items	10,426	10,183
	1,439,325	241,955
Unrecognized deferred income tax assets	(1,006,015)	(175,571)
Deferred income tax assets	$ 433,310	$ 66,384
Deferred income tax liabilities:		
Right-of-use assets	$ (64,300)	$ (20,726)
Property, plant and equipment	(69,913)	(43,016)
Intangible assets	(677,242)	(9,472)
Deferred income tax liabilities	(811,455)	(73,214)
Deferred income taxes	$ (378,145)	$ (6,830)

The details of changes to deferred income tax assets and liabilities were as follows:

	2025	2024
Balance, beginning of fiscal year, net	$ (6,830)	$ 5,853
Recognized in the statements of earnings:		
Non-capital losses	(2,267)	19,419
Non-deductible reserves and accruals	29,440	31,097
Property, plant and equipment	4,455	(4,727)
Right of use assets and lease liability	155	(1,539)
Tax credits, capital losses, and other items	1,359	—
Intangible assets	(464)	(864)
Other	(679)	(1)
Impact of Barbados tax rate changes on the revaluation of deferred income tax assets and liabilities	—	(10,904)
Unrecognized deferred income tax assets	(27,335)	(45,146)
	4,664	(12,665)
Business acquisitions	(376,637)	—
Other	658	(18)
Balance, end of fiscal year, net	$ (378,145)	$ (6,830)



20. INCOME TAXES (continued):

Deferred income tax assets and liabilities are presented in the statement of financial position as follows:

	December 28, 2025	December 29, 2024
Deferred income tax assets	$ 22,952	$ 21,800
Deferred income tax liabilities	401,097	28,630
Deferred income taxes	$ (378,145)	$ (6,830)

On December 1, 2025, the Company acquired 100% of the common shares of Hanes. The income taxes include the results of Hanes from December 1, 2025, along with a net increase in the deferred tax liability of $376.6 million which includes the balances acquired at the date of the acquisition and the tax impact of adjustments recorded as part of the purchase price allocation.

As at December 28, 2025, the Company has tax credits, capital and non-capital loss carryforwards, and other deductible temporary differences available to reduce future taxable income for tax purposes representing a tax benefit of approximately $1.0 billion, for which no deferred tax asset has been recognized (December 29, 2024 - $175.6 million), because the criteria for recognition of the tax asset was not met. The tax credits and capital and non-capital loss carryforwards expire between 2026 and indefinitely. The recognized deferred tax asset related to loss carryforwards is supported by projections of future profitability of the Company. This includes the Federal and State losses in the United States which were acquired as part of the acquisition of HanesBrands. Certain State losses are not recognized on the basis of inadequate profits forecasts for those State filings and on foreign (non-U.S.) tax losses that are likely to expire before they can be utilized.

The Company has unrecognized deferred income tax liabilities for the undistributed profits of subsidiaries operating in foreign jurisdictions, for which it currently has no intention to repatriate these profits. If expectations or intentions change in the future, the Company may be subject to an additional tax liability upon distribution of these earnings in the form of dividends or otherwise. As at December 28, 2025, a deferred income tax liability of approximately $206 million would result from the recognition of the taxable temporary differences of approximately $2.7 billion.


21. EARNINGS PER SHARE:

Reconciliation between basic and diluted earnings per share is as follows:

		2025		2024
Net earnings:				
Continuing operations	$	393,935	$	400,865
Discontinued operations		4,944		—
Total	$	398,879	$	400,865
Basic earnings per share:				
Continuing operations	$	2.57	$	2.46
Discontinued operations		0.04		—
Total	$	2.61	$	2.46
Diluted earnings per share:				
Continuing operations	$	2.57	$	2.46
Discontinued operations		0.04		—
Total	$	2.61	$	2.46
Basic weighted average number of common shares outstanding		153,005		162,928
Plus dilutive impact of stock options, Treasury RSUs, and common shares held in trust		66		251
Diluted weighted average number of common shares outstanding		153,071		163,179

Excluded from the above calculation for the year ended December 28, 2025 are 1.8 million treasury RSUs which are considered contingently issuable shares for which performance conditions have not been met as at December 28, 2025.

22. DEPRECIATION AND AMORTIZATION:

		2025		2024
Depreciation of property, plant and equipment (note 9)	$	119,010	$	111,132
Depreciation of right-of-use assets (note 10)		18,658		14,128
Adjustment for the variation of depreciation included in inventories at the beginning and end of the year		(6,743)		(298)
Amortization of intangible assets, excluding software (note 11)		11,273		8,104
Amortization of software (note 11)		5,368		5,136
Depreciation and amortization included in net earnings	$	147,566	$	138,202



23. BUSINESSES HELD FOR SALE AND DISCONTINUED OPERATIONS:

In December 2024, Hanes finalized plans to exit the Champion Japan business. The final sale is expected to be completed in fiscal 2026, and therefore the assets and liabilities of Champion Japan are recorded as held for sale. As described in note 2c, the assets and liabilities of HAA are reported as held for sale, and HAA's results of operations are classified as discontinued operations.

Assets and liabilities of businesses classified as held for sale in the statements of financial position consist of the following:

	2025		2024
Assets held for sale - HAA	$ 906,236	$	—
Assets held for sale - Champion Japan	53,077		—
	$ 959,313	$	—
Liabilities held for sale - HAA	$ 309,262	$	—
Liabilities held for sale - Champion Japan	71,661		—
	$ 380,923	$	—

The key components of the operating results of the discontinued operations for HAA are as follows:

	2025		2024
Net sales	$ 69,933	$	—
Cost of sales	38,276		—
Gross profit	31,657		—
Selling, general and administrative expenses	24,429		—
Operating income	7,228		—
Other expenses	30		—
Financial expenses, net	3,144		—
Earnings from discontinued operations, before income taxes	4,054		—
Income tax recovery	(890)		—
Earnings from discontinued operations, net of tax	$ 4,944	$	—



24. SUPPLEMENTAL CASH FLOW DISCLOSURE:

(a) **Adjustments to reconcile net earnings to cash flows from operating activities - other items:**

	2025	2024
Unrealized net loss (gain) on foreign exchange and financial derivatives	$ 235	$ 23
Non-cash restructuring costs (recoveries) related to property, plant and equipment (PP&E), right-of-use assets, and computer software (note 19)	2,257	(10,948)
Cash settled share-based awards in connection with outgoing executives' termination benefits	—	(15,396)
Timing differences between settlement of financial derivatives and transfer of deferred gains and losses in accumulated OCI to inventory and net earnings	(11,703)	(6,095)
Net interest expense incurred on bond issuance previous to Hanes transaction close	2,895	—
Restructuring charges related to post consideration settlement for vested shares related to the Hanes acquisition	19,803	—
Gain on debt redemption, net of debt breakage fee	(3,475)	—
Other non-current assets	(893)	(17,681)
Other non-current liabilities	5,210	1,357
Bridge facility commitment fees	9,275	—
	$ 23,604	$ (48,740)

(b) **Variations in non-cash transactions:**

	2025	2024
Net additions to property, plant and equipment and intangible assets included in accounts payable and accrued liabilities	$ 1,376	$ (2,894)
Proceeds on disposal of property, plant and equipment and computer software included in other current assets	(10)	(176)
Amounts payable relating to taxes on share repurchases included in accounts payable and accrued liabilities	3,336	14,904
Reclass from accounts payable and accrued liabilities to contributed surplus pursuant to change in settlement of restricted share units	—	(2,384)
Amounts payable relating to non-Treasury RSUs to be settled in cash included in accounts payable and accrued liabilities	—	2,384
Additions to right-of-use assets included in lease obligations	22,919	33,794
Shares repurchases for cancellation included in accounts payable and accrued liabilities	(937)	(9,014)
Non-cash ascribed value credited to share capital from shares issued or distributed pursuant to vesting of restricted share units and exercise of stock options	16,570	21,184
Deferred compensation credited to contributed surplus	(1,636)	1,312
Non-cash ascribed value credited to contributed surplus for dividends attributed to restricted share units	—	1,275
Shares issued to acquire Hanes (note 5)	2,014,571	—
Withholding taxes payable pursuant to vesting of RSU	17,326	—



24. SUPPLEMENTAL CASH FLOW DISCLOSURE (continued):

(c) **Changes in working capital balances:**

		2025		2024
Trade accounts receivable	$	**(87,325)**	$	(134,372)
Income taxes		**10,578**		27,588
Inventories		**(117,169)**		(20,823)
Prepaid expenses, deposits and other current assets		**29,065**		(11,435)
Accounts payable and accrued liabilities		**153,674**		73,121
	$	**(11,177)**	$	(65,921)

(d) **Cash flows used in financing activities - other items:**

		2025		2024
Payment of lease obligations (note 10(b))	$	**(25,660)**	$	(15,244)
Withholding taxes paid pursuant to the settlement of non-Treasury RSUs		**(23,992)**		(19,202)
Proceeds from the issuance of shares		**10,067**		6,865
Payment of tax on shares repurchased for cancellation under normal course issuer bid program		**(14,910)**		—
Share repurchases for settlement of non-Treasury RSUs (note 15(e))		**(29,493)**		(27,693)
Transaction costs on equity issuance		**(2,447)**		—
Deferred financing costs		**(18,677)**		—
	$	**(105,112)**	$	(55,274)



25. RELATED PARTY TRANSACTIONS:

Key management personnel compensation:

Key management personnel includes those individuals that have authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and is comprised of the members of the executive management team and the Board of Directors. The amount for compensation expense recognized in net earnings for key management personnel, was as follows:

	2025	2024
Short-term employee benefits[1]	$ 10,656	$ 10,964
Post-employment benefits	416	209
Termination benefits[2]	—	(487)
Share-based payments[1]	36,929	53,577
	$ 48,001	$ 64,263

(1) As a result of the termination and subsequent reinstatement of the employment of Mr. Glenn J. Chamandy as President and Chief Executive Officer (CEO) and Director of the Company, short-term employee benefits for fiscal 2024 included $1.7 million for short-term incentive plan benefits, and share-based payments include $17.0 million in stock-based compensation expense adjustments for reinstated share-based awards (for which a reversal of compensation expense of approximately $6 million was recorded in the fourth quarter of fiscal 2023.
(2) Fiscal 2024 included $9.3 million of severance to outgoing executives (see note 18(d)), more than offset by the reversal of $9.8 million in severance benefits which had been accrued in the fourth quarter of 2023.

The amounts included in accounts payable and accrued liabilities for share-based compensation awards to key management personnel were as follows:

	December 28, 2025	December 29, 2024
DSUs[1]	$ 20,931	$ 18,687

1) $17.8 million of fiscal 2025 amount represents the redemption value of the redeemed and unpaid portion of deferred share units (DSU) held by members of the Previous board.

Other:
During fiscal 2024, the Company incurred $0.1 million in travel related expenses for the Board of Directors.

During fiscal 2025, the Company incurred expenses for aircraft and other services of $1.1 million (2024 - $1.3 million), with companies controlled by the President and Chief Executive Officer of the Company. The payments made are in accordance with the terms of the agreement established and agreed to by the related parties. As at December 28, 2025, the amount in accounts payable and accrued liabilities related to the airplane usage and other services was $0.1 million (December 29, 2024 - $0.2 million).

Included in selling, general and administrative expenses (SG&A), for the year ended December 29, 2024, were the following related party transactions:

– $21.6 million of severance and other termination benefits to outgoing executives (see note 18(d)). The cash payouts in the second quarter of 2024 for the severance and termination benefits totaled $24.4 million, of which $15.3 million was for Mr. Tyra and $9.1 million was for Mr. Bajaj.
– $9.4 million in accrued expenses related to the approved reimbursement of legal and other advisory expenses incurred by Browning West (one of the Company's shareholders which has a partner serving on the Company's Board of Directors since May 23, 2024). The approved reimbursement related to expenses incurred by Browning West relating to the proxy contest which arose following the termination of the Company's President and Chief Executive Officer, Mr. Glenn Chamandy, and his subsequent reinstatement as President and Chief Executive Officer on May 24, 2024.
– Refer to note 18(d) for compensation expenses relating to Mr. Chamandy's reinstatement as President and CEO, as well incremental costs relating to the previous Board and refreshed Board, and note 17 regarding a share-based award approved for Mr. Chamandy in the second quarter of fiscal 2024.



26. COMMITMENTS, GUARANTEES AND CONTINGENT LIABILITIES:

(a) **Claims and litigation:**

The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

The Company records a liability when it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. Significant judgment is required to determine both the probability of having incurred a liability and the estimated amount of the liability. The Company reviews these matters at least quarterly and adjusts these liabilities to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other updated information and events, pertaining to a particular case.

(b) **Guarantees:**

The Company, and some of its subsidiaries, have granted financial guarantees, irrevocable standby letters of credit, and surety bonds to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform their contractual obligations. As at December 28, 2025, the maximum potential liability under these guarantees was $140.5 million (December 29, 2024 - $97.7 million), of which $54.3 million was for surety bonds and $86.2 million was for financial guarantees and standby letters of credit (December 29, 2024 - $17.2 million and $80.5 million, respectively).

As at December 28, 2025, the Company has recorded no liability with respect to these guarantees, as the Company does not expect to make any payments for the aforementioned items.



27. CAPITAL DISCLOSURES:

The Company's objective in managing capital is to ensure sufficient liquidity to pursue its organic growth strategy and undertake selective acquisitions, while maintaining a strong credit profile and a capital structure that reflects a target ratio of financial leverage as noted below.

The Company's capital is composed of net debt and shareholders' equity. Net debt consists of interest-bearing debt less cash and cash equivalents. The Company's use of capital is to finance working capital requirements, capital expenditures, business acquisition, payment of dividends, as well as share repurchases. The Company currently funds these requirements out of its internally-generated cash flows and with funds drawn from its long-term debt facilities.

The primary measure used by the Company to monitor its financial leverage is its net debt leverage ratio. The Company's net debt leverage ratio is defined as the ratio of net debt to adjusted EBITDA for the trailing twelve months, on a proforma basis to reflect continuing and discontinued operations and business acquisitions made during the trailing twelve month period, as if they had occurred at the beginning of the trailing twelve month period. Adjusted EBITDA is calculated as earnings before financial expenses, income taxes, and depreciation and amortization, and excludes the impact of restructuring and acquisition-related costs. Adjusted EBITDA also excludes impairment of goodwill and intangible assets and reversal of impairments on intangible assets, net insurance gains related to the two hurricanes which impacted the Company's operations in Central America, inventory fair value step-up cost recorded as part of the Hanes business acquisition, and other adjustments which are considered to be of a non-recurring nature. The Company has set a fiscal year-end net debt leverage target ratio of 1.5 to 2.5 times adjusted EBITDA. As at December 28, 2025, the Company's net debt leverage ratio was 3.0 times (December 29, 2024 - 1.9 times). Refer to note 15 d) for additional information.

In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue shares, repurchase shares, pay dividends or undertake other activities as deemed appropriate under the specific circumstances. The Board of Directors will consider several factors when deciding to declare quarterly cash dividends or approve share repurchase programs, including the Company's present and future earnings, cash flows, capital requirements and present and/or future regulatory and legal restrictions. There can be no assurance as to the declaration of future quarterly cash dividends. On February 18, 2025, the Board of Directors approved a 10% increase in the amount of the current quarterly dividend and declared a cash dividend of $0.226 per share. The Company paid dividends of $135.2 million during the year ended December 28, 2025, representing dividends declared per common share of $0.904. On February 25, 2026, the Board of Directors approved a 10% increase in the amount of the current quarterly dividend and declared a cash dividend of $0.249 per share, on all of the issued and outstanding common shares of the Company, rateably and proportionately, to the holders of record on March 19, 2026. The Company repurchased for cancellation a total of 3,749,900 common shares (2024 - 17,735,095 common shares) under its NCIB programs for a total cost of $185.9 million (2024 - $761.5 million) during the year ended December 28, 2025. In connection with the Hanes acquisition (refer note 5 for additional information), we have paused our share repurchases until our net debt leverage ratio returns to the midpoint of the target range.

The Company is not subject to any capital requirements imposed by a regulator.



28. FINANCIAL RISK MANAGEMENT:

Due to the nature of the activities that the Company carries out and as a result of holding financial instruments, the Company is exposed to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk, interest rate risk, commodity price risk, as well as risks arising from changes in the price of its common shares under the Company's share-based compensation plans.

The Company may periodically use derivative financial instruments to manage risks related to fluctuations in foreign exchange rates, commodity prices, interest rates, and the market price of its own common shares. The use of derivative financial instruments is governed by the Company's Financial Risk Management Policy approved by the Board of Directors and is administered by the Financial Risk Management Committee. The Financial Risk Management Policy of the Company stipulates that derivative financial instruments should only be used to hedge or mitigate an existing financial exposure that constitutes a commercial risk to the Company, and if the derivatives are determined to be the most efficient and cost effective means of mitigating the Company's exposure to liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices. Hedging limits, as well as counterparty credit rating and exposure limitations are defined in the Company's Financial Risk Management Policy, depending on the type of risk that is being mitigated. Derivative financial instruments are not used for speculative purposes.

At the inception of each designated hedging derivative contract, the Company formally designates and documents the hedging relationship and its risk management objective and strategy for undertaking the hedge. Documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged, and how the Company will assess whether the hedging relationship meets the hedge effectiveness requirements, including its analysis of the sources of hedge ineffectiveness and how they determine the hedge ratio.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company's trade accounts receivable. The Company may also have credit risk relating to cash and cash equivalents and derivative financial instruments, which it manages by dealing only with highly rated North American and European financial institutions. The Company's credit risk may also be exacerbated during periods of weak general economic and financial conditions. The Company's trade accounts receivable and credit exposure fluctuate throughout the year based on the seasonality of its sales and other factors. The Company's average trade accounts receivable and credit exposure during an interim reporting period may be significantly higher than the balance at the end of that reporting period.

Under the terms of receivables purchase agreements, the Company may continuously sell trade accounts receivables of certain designated customers to a third-party financial institution in exchange for a cash payment equal to the face value of the sold trade accounts receivables, less an applicable discount. The Company retains servicing responsibilities, including collection, for these trade accounts receivables but does not retain any credit risk with respect to any trade accounts receivables that have been sold. All trade accounts receivables sold under the receivables purchase agreement are removed from the consolidated statements of financial position, as the sale of the trade accounts receivables qualify for de-recognition. The three receivables purchase agreements allow for the sale of a maximum of $975 million, $400 million, and $150 million, respectively, of accounts receivables at any one time. The first agreement expires on June 16, 2026, subject to annual extensions, and the other two agreements do not have specified expiry dates and may be terminated by either party with 90 days' prior written notice.

The Company's credit risk for trade accounts receivables is concentrated as the majority of its sales are to a relatively small group of wholesale distributors and mass-market and other retailers. As at December 28, 2025, the Company's ten largest trade debtors accounted for 80% of trade accounts receivable (2024 - 87%). The Company's main trade debtors are located in the U.S. The remaining trade accounts receivable balances are dispersed among a larger number of debtors across many geographic areas including Canada, Europe, Asia-Pacific, and Latin America.

As at December 28, 2025, the Company's largest wholesale distributor accounted for 67% of trade accounts receivable (2024 - 69%) and 33% of total net sales during fiscal 2025 (2024 - 39%).

The Company makes an assessment of whether accounts receivable are collectable, based on an expected credit loss model which factors in changes in credit quality since the initial recognition of trade accounts receivable based on customer risk categories. Credit quality is assessed by taking into account the financial condition and payment history of the Company's customers, and other factors.



28. FINANCIAL RISK MANAGEMENT (continued):

Credit risk (continued)

In determining its allowance for expected credit losses, the Company applies the simplified approach per IFRS 9, Financial Instruments, and calculates expected credit losses based on lifetime expected credit losses. The Company uses a provision matrix, which segregates its customers by their economic characteristics and allocates expected credit loss rates based on days past due of its trade receivables. Expected credit loss rates are based on the Company's historical credit loss experience, adjusted for forward-looking factors of the economic environment.

Most of the Company's customers have been transacting with the Company or its subsidiaries for several years. Certain wholesale distributors are highly leveraged with significant reliance on trade credit terms provided by a few major vendors, including the Company, and third-party debt financing, including bank debt secured with trade accounts receivable and inventory pledged as collateral. The financial leverage of these customers may limit or prevent their ability to refinance existing indebtedness or to obtain additional financing and could affect their ability to comply with restrictive debt covenants and meet other obligations. The profile and credit quality of the Company's mass-market and other retailer customers vary significantly.

The Company's extension of credit to customers involves considerable judgment and is based on an evaluation of each customer's financial condition and payment history. The Company has established various internal controls designed to mitigate credit risk, including a dedicated credit function which recommends customer credit limits and payment terms that are reviewed and approved on a quarterly basis by senior management at the Company's primary sales offices in Christ Church, Barbados, and Winston-Salem, North Carolina. Where available, the Company's credit departments periodically review external ratings and customer financial statements and, in some cases, obtain bank and other references. New customers are subject to a specific validation and pre-approval process. From time to time, where circumstances warrant, the Company will temporarily transact with customers on a prepayment basis. While the Company's credit controls and processes have been effective in mitigating credit risk, these controls cannot eliminate credit risk in its entirety and there can be no assurance that these controls will continue to be effective or that the Company's historical credit loss experience will continue.

The Company's exposure to credit risk for trade accounts receivable by geographic area was as follows as at:

	December 28, 2025	December 29, 2024
Trade accounts receivable by geographic area:		
United States	$ 775,419	$ 463,008
Canada	67,032	29,242
Europe and other	113,219	50,109
Total trade accounts receivable	$ 955,670	$ 542,359

The aging of trade accounts receivable balances was as follows as at:

	December 28, 2025	December 29, 2024
Not past due	$ 906,373	$ 524,319
Past due 0-30 days	32,676	14,782
Past due 31-60 days	8,644	7,081
Past due 61-120 days	9,151	3,361
Past due over 121 days	9,918	3,877
Trade accounts receivable	966,762	553,420
Less allowance for expected credit losses	(11,092)	(11,061)
Total trade accounts receivable	$ 955,670	$ 542,359



28. FINANCIAL RISK MANAGEMENT (continued):

Liquidity risk

Liquidity risk is defined as the potential risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages its liquidity risk through the management of its capital structure and financial leverage, as outlined in note 27 to these consolidated financial statements. In addition, the Company manages this risk by continuously monitoring actual and projected cash flows, taking into account the seasonality of its sales and cash receipts and the expected timing of capital expenditures.

In managing its liquidity risk, the Company relies on cash resources, debt, and cash flows generated from operations to satisfy its financing requirements. The Company may also require access to capital markets to support its operations as well as to achieve its strategic plans. Any impediments to the Company's ability to continue to meet the covenants and conditions contained in its long-term debt agreements as well as the Company's ability to access capital markets, the failure of a financial institution participating in its revolving long-term bank credit facilities, or an adverse perception in capital markets of the Company's financial condition or prospects could have a material impact on its future financing capability. In addition, the Company's access to capital markets and to financing at reasonable terms and interest rates could be influenced by the economic and credit market environment, including a potential prolonged economic downturn and recessions.

The following tables present a maturity analysis based on contractual maturity date of the Company's financial liabilities. All commitments have been reflected in the consolidated statements of financial position except for purchase obligations, as well as minimum royalty payments, which are included in the table of contractual obligations below. The amounts are the contractual undiscounted cash flows.

(in $ millions)	Carrying amount	Contractual cash flows	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years
Accounts payable and accrued liabilities	$ 1,264.2	$ 1,264.2	$ 1,264.2	$ —	$ —	$ —
Long-term debt	4,313.6	4,313.6	450.0	1,355.9	1,761.5	746.2
Purchase and other obligations	—	771.9	431.8	204.4	88.8	46.9
Lease obligations	314.5	367.2	77.6	134.8	65.6	89.2
Total contractual obligations	$ 5,892.3	$ 6,716.9	$ 2,223.6	$ 1,695.1	$ 1,915.9	$ 882.3

As disclosed in note 27, the Company has granted financial guarantees, irrevocable standby letters of credit, and surety bonds to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform their contractual obligations. As at December 28, 2025, the maximum potential liability under these guarantees was $140.5 million, of which $54.3 million was for surety bonds and $86.2 million was for financial guarantees and standby letters of credit.

Foreign currency risk

The majority of the Company's cash flows and financial assets and liabilities are denominated in U.S. dollars, which is the Company's functional and reporting currency. Foreign currency risk is mainly limited to the portion of the Company's business transactions denominated in currencies other than U.S. dollars, primarily for sales and distribution expenses for customers outside the U.S., certain equipment purchases, and head office expenses in Canada. The Company's exposure relates primarily to changes in the U.S. dollar versus the Canadian dollar, the Pound sterling, the Euro, the Australian dollar, the Mexican peso, and the Chinese yuan. For the Company's foreign currency transactions, fluctuations in the respective exchange rates relative to the U.S. dollar will create volatility in the Company's cash flows, in the reported amounts for sales and SG&A expenses in its consolidated statements of earnings and comprehensive income, and for property, plant and equipment in its consolidated statements of financial position, both on a period-to-period basis and compared with operating budgets and forecasts. Additional earnings variability arises from the translation of monetary assets and liabilities denominated in currencies other than the U.S. dollar at the rates of exchange at each reporting dates, the impact of which is reported as a foreign exchange gain or loss and included in financial expenses (net) in the statement of earnings and comprehensive income.


28. FINANCIAL RISK MANAGEMENT (continued):

Foreign currency risk (continued)

The Company has entered into foreign exchange cross-currency swap contracts to hedge the exposure to foreign currency exchange on the principal amount and interest payments of the senior unsecured notes which are denominated in Canadian dollars.

The Company also incurs a portion of its manufacturing costs in foreign currencies, primarily payroll costs paid in Honduran Lempiras, Dominican Pesos, Nicaraguan Cordobas, as well as in Bangladeshi Taka. Significant changes in these currencies relative to the U.S. dollar exchange rate in the future, could have a significant impact on the Company's operating results.

The Company's objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows, by transacting with third parties in U.S. dollars to the maximum extent possible and practical and holding cash and cash equivalents and incurring borrowings in U.S. dollars. The Company monitors and forecasts the values of net foreign currency cash flows and, from time to time will authorize the use of derivative financial instruments, such as forward foreign exchange contracts with maturities of up to three years, to economically hedge a portion of foreign currency cash flows. The Company had forward foreign exchange contracts outstanding as at December 28, 2025, consisting primarily of contracts to sell and buy Canadian dollars, sell Euros, sell Pounds sterling, sell Australian dollars, and sell Mexican pesos in exchange for U.S. dollars. The outstanding contracts and other foreign exchange contracts that were settled during fiscal 2025 were designated as cash flow hedges and qualified for hedge accounting. The underlying risk of the foreign exchange contracts is identical to the hedged risk and, accordingly, the Company has established a ratio of 1:1 for all foreign exchange hedges.

The following tables provide an indication of the Company's significant foreign currency exposures included in the consolidated statements of financial position as at December 28, 2025 arising from financial instruments:

(in U.S. $ millions)	December 28, 2025						
	CAD	GBP	EUR	AUD	MXN	CNY	BDT
Cash and cash equivalents	$ 1.8	$ 0.5	$ 1.1	$ 1.5	$ 1.7	$ 1.2	$ 18.0
Trade accounts receivable	53.3	2.9	32.7	6.7	5.3	0.2	—
Prepaid expenses, deposits and other current assets	0.2	—	0.3	—	0.1	0.3	7.3
Accounts payable and accrued liabilities	(13.2)	(1.7)	(9.6)	(0.9)	(2.7)	(0.7)	(12.2)

1) The Company is not exposed to foreign exchange gains or losses on its Senior unsecured Canadian notes and related interest payments, as the Company has entered into foreign exchange cross-currency swap contracts to hedge the exposure on the principal amount and interest payments.

Based on the Company's foreign currency exposures arising from financial instruments noted above, and the impact of outstanding derivative financial instruments designated as effective hedging instruments, varying the foreign exchange rates to reflect a 5 percent strengthening of the U.S. dollar would have (decreased) increased earnings and other comprehensive income as follows, assuming that all other variables remained constant:

(in U.S. $ millions)	For the year ended December 28, 2025						
	CAD	GBP	EUR	AUD	MXN	CNY	BDT
Impact on earnings before income taxes	$ (2.1)	$ (0.1)	$ (1.2)	$ (0.4)	$ (0.2)	$ (0.1)	$ (0.7)
Impact on other comprehensive income before income taxes	1.4	1.2	1.9	0.6	1.1	—	—

An assumed 5 percent weakening of the U.S. dollar during the year ended December 28, 2025 would have had an equal but opposite effect on the above currencies to the amounts shown above, assuming that all other variables remain constant.



28. FINANCIAL RISK MANAGEMENT (continued):

Commodity risk

The Company is subject to the commodity risk of cotton prices and cotton price movements, as the majority of its products are made of 100% cotton or blends of cotton and synthetic fibers. The Company is also subject to the risk of fluctuations in the prices of crude oil and petrochemicals as they influence the cost of polyester fibers which are used in many of its products. The Company purchases cotton from third-party merchants, cotton-based yarn from third-party yarn manufacturers, and polyester fibers from third-party polyester manufacturers. The Company assumes the risk of price fluctuations for these purchases. The Company enters into contracts, up to eighteen months in advance of future delivery dates, to establish fixed prices for its cotton and cotton-based yarn purchases and polyester fibers purchases, in order to reduce the effects of fluctuations in the cost of cotton, crude oil, and petrochemicals used in the manufacture of its products. These contracts are not used for trading purposes and are not considered to be financial instruments that would need to be accounted for at fair value in the Company's consolidated financial statements. Without taking into account the impact of fixed price contracts, a change of $0.01 per pound in the price of cotton would affect the Company's annual raw material costs by approximately $6.0 million, based on current production levels.

In addition, fluctuations in crude oil or petroleum prices also affect the Company's energy consumption costs and can influence transportation costs and the cost of related items used in its business, including other raw materials the Company uses to manufacture its products such as chemicals, dyestuffs, and trims. The Company generally purchases these raw materials at market prices.

The Company also has the ability to enter into derivative financial instruments, including futures and option contracts, to manage its exposure to movements in commodity prices. Such contracts are accounted for at fair value in these consolidated financial statements in accordance with the accounting standards applicable to financial instruments. During fiscal 2025, the Company entered into commodity derivative contracts as described in note 16. The underlying risk of the commodity derivative contracts is identical to the hedged risk and accordingly, the Company has established a ratio of 1:1 for all commodity derivative hedges. Due to a strong correlation between commodity future contract prices and its purchased costs, the Company did not experience any significant ineffectiveness on its hedges, other than as disclosed in note 16(d).

Interest rate risk

The Company is subject to interest rate risk arising from its four term loans, which together represent an aggregate principal amount of $1.7 billion, amounts drawn on its $1.2 billion revolving long-term bank credit facilities, and its $50 million unsecured notes payable, all of which bear interest at adjusted term SOFR plus a spread. The Company is subject to interest rate risk arising from its senior unsecured Canadian notes, Series 3 of $110 million, which bear interest at CORRA plus a spread.

The Company generally fixes the rates for adjusted term SOFR based borrowings. The interest rates on amounts drawn on debt agreements and on any future borrowings will vary and are unpredictable. Increases in interest rates on new debt issuances may result in a material increase in financial charges.

The Company has the ability to enter into derivative financial instruments that would effectively fix its cost of current and future borrowings for an extended period of time. The Company has floating-to-fixed interest rate swaps outstanding to hedge up to $150 million of its floating interest rate exposure on a designated portion of certain long-term debt agreements. The interest rate swap contracts are designated as cash flow hedges and qualify for hedge accounting. Refer to note 16(b) for additional information.

Based on the value of interest-bearing financial instruments during the year ended December 28, 2025, an assumed 0.5 percentage point increase in interest rates during such period would have decreased earnings before income taxes by $5.0 million. An assumed 0.5 percentage point decrease in interest rates would have had an equal but opposite effect on earnings before income taxes, assuming that all other variables remain constant.



29. DISAGGREGATION OF REVENUE:

Net sales by major product group were as follows:

	2025		2024
Activewear	$ **3,088,004**	$	2,831,078
Innerwear[1]	**531,232**		439,512
	$ **3,619,236**	$	3,270,590

(1) Includes hosiery, underwear, intimates and other fringe products.

Net sales were derived from customers located in the following geographic areas:

	2025		2024
United States	$ **3,254,214**	$	2,911,014
Canada	**124,997**		107,580
International	**240,025**		251,996
	$ **3,619,236**	$	3,270,590

30. ENTITY-WIDE DISCLOSURES:

Property, plant and equipment, right-of-use-assets, intangible assets, and goodwill, are allocated to geographic areas as follows:

	December 28, 2025		December 29, 2024
United States	$ **4,100,631**	$	542,322
Canada	**61,784**		57,713
Honduras	**342,118**		333,390
Caribbean	**528,676**		475,011
Asia-Pacific	**373,615**		349,627
Other	**185,909**		35,741
	$ **5,592,733**	$	1,793,804

Customers accounting for at least 10% of total net sales for the fiscal years ended December 28, 2025 and December 29, 2024 were as follows:

	2025	2024
Customer A	**33.2 %**	26.8 %
Customer B	**14.2 %**	12.4 %

During fiscal 2024, the Company's two largest wholesale distributor customers (referred to as Customer A and Customer B in 2024) combined their business. As a result, for reporting purposes, the combined entity is presented as Customer A in fiscal 2025. Accordingly, comparative figures for 2024 reflect Customer A and Customer B as separate customers, while in 2025, their consolidated results are reported under Customer A.

The Company manages its business on the basis of one reportable operating segment.



SHAREHOLDER INFORMATION

BOARD OF DIRECTORS

Michael Kneeland

Chair of the Board of Directors
Director since 2024

Glenn J. Chamandy

President and Chief Executive Officer
Director since 1984

Michener Chandlee

Committees: Audit & Finance,
Corporate Governance & Social Responsibility
Director since 2024

Anne-Laure Descours

Committee: Corporate Governance
& Social Responsibility
Director since 2025

Ghislain Houle

Commitee Chair: Audit & Finance
Committee: Compensation & Human Resources
Director since 2024

Mélanie Kau

Committee Chair: Corporate Governance & Social
Responsibility
Committee: Compensation & Human Resources
Director since 2024

Deepak Khandelwal[1]

Director since 2026

Peter Lee

Committee Chair: Compensation & Human Resources
Committee: Corporate Governance & Social
Responsibility
Director since 2024

Karen Stuckey

Committees: Audit & Finance,
Compensation & Human Resources
Director since 2024

GILDAN CORPORATE OFFICE

600 de Maisonneuve Boulevard West, 33rd Floor
Montreal, QC H3A 3J2 Canada
514-735-2023
Toll free: 1-866-755-2023
www.gildancorp.com

STOCK INFORMATION

Toronto Stock Exchange
New York Stock Exchange
Symbol: GIL

STOCK TRANSFER AGENT & REGISTRAR

Computershare Investor Services Inc.
320 Bay Street, 14th Floor
Toronto, ON M5H 4A6, Canada
1-416-263-9200
Toll free fax: 1-888-453-0330
service@computershare.com

EXECUTIVE MANAGEMENT TEAM

Glenn J. Chamandy

President and Chief Executive Officer

Luca Barile

Executive Vice-President, Chief Financial
Officer

Chuck J. Ward

Executive Vice-President, Chief Commercial Officer

Benito A. Masi

President, Manufacturing

Rob Assal

Executive Vice-President, Chief Legal and Administrative
Officer

Brooke Ferguson

Executive Vice-President, Chief Human Resources
Officer

Jason DeHaan

Executive Vice-President, Chief Information Officer

INVESTOR RELATIONS

Jessy Hayem, CFA

Senior Vice-President, Head of
Investor Relations and Global Communications
investors@gildan.com

CORPORATE COMMUNICATIONS

Jonathan Binder

Director, Corporate Communications
communications@gildan.com

LEGAL AFFAIRS

Rob Assal

Executive Vice-President, Chief Legal and
Administrative Officer
corporate.governance@gildan.com

AUDITORS

KPMG LLP

ANNUAL MEETING OF SHAREHOLDERS

April 30, 2026
At 02:00 PM E.T

1) On February 25, 2026, Deepak Khandelwal was appointed as independent director, bringing the Company's Board of Directors to nine members.

        